Form 10-K, Exhibit 13
MINNESOTA POWER & LIGHT CO
filed 1995-03-24
CIK 66756

MINNESOTA POWER 1994 ANNUAL REPORT

[PHOTO OF MARK PINNEY, ED MACKEY, TOM GEISELMAN, AND JOE REIS]

[PHOTO OF CINDY MCLEAN AND DEBBIE BULLOCH]

[PHOTO OF JACK HOKKANEN]

[PHOTO OF JIM JORDAN, SKIP VANDAMME, BOB FONGER, RON CLARK, RANDY BURKHART AND BRIAN DENSTON]

[PHOTO OF SHARON ALECK]

[PHOTO OF MIKE COCHRAN, MARY SCHOENROCK, JOLYNN NILSON, KARLA STROMBECK, RUSS SCHUMACHER, AND DIANE STUART]

[PHOTO OF STEVE HOVEY]

DIVIDENDS OF CHANGE

[LOGO OF MINNESOTA POWER]

Electric Utility Operations

Minnesota Power is a diversified utility company headquartered in Duluth, Minn. We provide electric service to 133,000 customers in northern Minnesota and northwestern Wisconsin. Large industrial customers, which account for about half our electric revenue, include paper mills and Minnesota's taconite industry, which supplies most of the pelletized iron used in U.S. steel-making. Wisconsin electric customers are served by our Superior Water, Light and Power Company subsidiary. SWL&P also supplies water and natural gas to about 10,000 customers in the city of Superior and nearby areas. Another subsidiary, BNI Coal, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which supplies Minnesota Power with 71% of its output under a long-term contract.

Water Utility Operations

Our Southern States Utilities subsidiary is the largest independent supplier of water and wastewater utility service in Florida, serving more than 100 communities. Our Heater Utilities subsidiary provides water and wastewater services in North Carolina and South Carolina. SSU and Heater serve a total of 139,000 water customers and 47,000 wastewater treatment customers. In addition, a subsidiary of SSU supplies sanitation service to 12,000 customers in Lehigh Acres, a community in southwest Florida.

Investments and Corporate Services

While electric and water utilities are our core businesses, non-regulated investments supplement our earnings and, in some cases, perform an economic development function in our electric utility service area. These investments - and our ownership stake in them - include a securities portfolio that provides funds for reinvestment and business acquisitions (100%); Capital Re Corporation, a financial guaranty reinsurance company (21%); Lehigh Acquisition Corp., southwest Florida real estate sales (80%); Lake Superior Paper Industries, a Duluth paper mill (50%); and Superior Recycled Fiber Industries, a Duluth recycled pulp production plant (88%).

[PHOTO OF M.L. HIBBARD POWER PLANT, WITH TRANSMISSION TOWERS.]

[PHOTO OF TWO COMPANY LINEMEN AND A ROLL OF ELECTRICAL CONDUCTOR.]

[PHOTO OF AN AERIAL SHOT OF A BNI COAL MINING AREA, SHOWING THE DRAGLINE.]

[PHOTO OF A HEATER UTILITIES' WATER TOWER.]

[PHOTO OF A SOUTHERN STATES UTILITIES WASTEWATER TREATMENT FACILITY.]

[PHOTO OF STACKED WOOD AT THE LAKE SUPERIOR PAPER INDUSTRIES MILL IN DULUTH.]

[PHOTO OF A COMPUTER MONITOR WITH A DISPLAY OF FINANCIAL LISTINGS.]


                         Contents

                         Financial Highlights . . . . . . . . . . . . 1
                         A Conversation with the CEO. . . . . . . . . 2
                         Management's Discussion and Analysis
                              Review and Outlook  . . . . . . . . . . 6
                              Electric Utility Operations . . . . . . 9
                              Water Utility Operations  . . . . . . .16
                              Investments and Corporate Services  . .19
                              Liquidity and Capital Resources . . . .22
                              Financial Statements  . . . . . . . . .25
                         Definitions of Acronyms and Abbreviations  .39
                         Officers and Directors . . . . . . . . . . .40
                         Investor Information and Services  . . . . .41

[RECYCLING LOGO] This report is printed on paper that contains a total of 50% recycled fiber, including 10% de-inked post-consumer fiber produced by our Superior Recycled Fiber Industries plant in Duluth.

Dividends of Change

     Change has been a friend to Minnesota Power. In the early 1980s, when we recognized we could no longer stake our future mainly on selling electricity to the iron mining industry, we began to diversify. We invested in water utilities, coal mining, papermaking and other fields.

     In all our businesses, old and new, we're dedicated to continuous improvement. We're adapting to a changing regulatory climate, streamlining and becoming more efficient in the way we work, and increasing reliance on team dynamics and participatory management.

     In the hands of motivated, goal-oriented men and women, change pays important dividends. Some are intangible yet valuable, others have dramatic financial impact such as the example below. Change has strengthened our company. This report highlights 11 representative Dividends of Change.

[PHOTO OF ERIC NORBERG AND DAVE MCMILLAN.]
The Rewards of 'Partnering'

Most companies have both customers and suppliers. But not all have discovered the economic advantage in building cooperative relationships with both groups. As an example of "partnering" with a supplier, we've signed a new, more flexible contract with our coal hauler, the Burlington Northern Railroad. It's based on the assumption that we'll sell more power and buy more coal if we can keep our costs down, benefiting our company, the BN, and our customers. Our combined savings on the cost of coal and rail transportation is more than $20 million annually. Eric Norberg, left, and Dave McMillan represent the many people of Minnesota Power who presented our case in this landmark negotiation.

Financial Highlights
                                   1994                1993           Change
Operating Revenue
     and Income                 $637,782,000        $589,607,000       8%
Net Income                       $61,333,000         $62,621,000      (2%)
Earnings Per Share                     $2.06               $2.20      (6%)
Average Shares of
     Common Stock                 28,239,000          26,987,000       5%
Dividends Per Share                    $2.02               $1.98       2%
Total Assets                  $1,807,798,000      $1,760,526,000       3%
Return on Common
     Equity                             10.5%               11.5%     (9%)

Average Annual Shareholder Return Over Last 10 Years
(Graphic material omitted)
                              Percentage
Minnesota Power               12.9
U.S. Electric Utilities       12.6
S&P 500                       14.3

Minnesota Power common stock bought in January 1985 and sold at year-end 1994 would have earned an average return of 12.9% per year - including dividends paid and appreciation in value.

Earnings and Dividends Per Share
(Graphic material omitted)
               1985      1986      1987      1988      1989      1990      1991      1992      1993
Earnings       2.34      2.77      2.34      2.35      2.90      2.37      2.46      2.47      2.20
Dividends      1.38      1.52      1.66      1.72      1.78      1.86      1.90      1.94      1.98
               1994
Earnings       2.06
Dividends      2.02

While earnings declined in 1994, dividends rose to 98% of earnings. The Company's earnings goal is $3.25 per share by the year 2000, with electric utilities, water utilities and non-regulated investments each contributing about a third.

Assets
Millions of Dollars
(Graphic material omitted)
                         1983      1984      1985      1986      1987      1988      1989      1990
Electric Utility         1,259     1,273     1,192     1,149     1,157     1,172     1,155     1,133
Water Utility                5        12        24        34        57       104       228       269
Investments and
  Corporate Services       150       255       325       533       666       664       630       674
                         1991      1992      1993      1994
Electric Utility         1,121     1,129     1,170     1,181
Water Utility              292       322       329       326
Investments and
  Corporate Services       639       639       727       778

Increasing investments in water utilities and nonutility business activities have steadily diversified Minnesota Power since 1983. This graph includes shared/leased assets not shown on our balance sheet.

We've changed our financial statements this year to reflect changes in the way we look at our business. Financial data from prior years has been reclassified in this annual report to present comparable data in all periods.

A CONVERSATION WITH THE CEO
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Arend Sandbulte

[PHOTO OF AREND SANDBULTE.]

How would you assess 1994's financial and operating results?

Earnings of $2.06 per share were disappointing, a 6% decrease from the previous year and the lowest in a decade. The largest single reason for the lower earnings was our securities portfolio. A consistent and substantial contributor to our earnings for 10 years, the portfolio was hurt by lower market returns, declines in the value of some of its holdings, and a 21-cent-per-share write-off of one investment early in the year. Despite that rocky start, it finished the year with an after-tax return of 3.8%, but compared with the previous year, its income declined 55 cents per share.

Despite the lower earnings per share, 1994 also brought important, positive developments for Minnesota Power that should help future earnings. Northeast Minnesota's taconite plants and paper mills had a good year, and this spurred our electric utility business to its second-highest kilowatt-hour sales ever. Six of our nine largest power customers extended their contracts with us. We received a rate increase, the first since 1981, and our rates remain well below national and regional utility averages. BNI Coal broke records, and Superior Recycled Fiber Industries was profitable its first year out of the gate. Lake Superior Paper, with help from price increases, turned the corner in the fourth quarter and is positioned for higher profits this year. Water utility earnings were hurt by abnormally high rainfall; we continue upgrading water facilities, improving customer service, and laying the groundwork for returns that more fairly reflect our investment in the water business. Finally, we signed an agreement to acquire 80% ownership in ADESA Corporation, a business we believe will give us the growth we need to achieve our financial goals in the coming years.

What are the Company's financial goals?

Our goal is to increase earnings to a minimum of $3.25 per share by the year 2000. We expect the earnings to come, approximately one-third each, from electric utility operations, water utility operations, and other investments, the largest of which would be ADESA. That may look like a stretch, but I'm confident we can do it.

Minnesota Power's stock price has dropped roughly 30% from the highs it hit in autumn 1993. Why?

The rising interest rates of the last year and a half have hurt most utility stocks and probably account for much of our price decline. Beyond that, three things happened. One was the National Steel taconite plant shutdown in late 1993 and, although the plant restarted last August, the stock market has not yet given back to us the price drop that hit when the closing was announced. Second, our first-quarter securities portfolio loss dashed expectations for earnings growth in 1994. Finally, the announcement of our planned ADESA acquisition in January 1995 created additional uncertainty that seemed to keep our stock from sharing in some gains that other utility stocks enjoyed early this year.

What is the Company doing to improve its stock price?

In the long run, of course, the most important thing will be performance: We intend to increase our earnings by providing exceptional customer service at competitive prices. In the shorter term, perception is also important, and I think the stock price reflects some uneasiness analysts are currently feeling about our Company. One problem is that diversification, which has benefited us significantly for the past decade, has also made us more complex to understand. That's where communication can help. We'll work hard in 1995 to help investors understand our business prospects, and then hopefully they'll appraise our future the way we do. As a diversified utility, Minnesota Power offers investors an attractive combination - solid utility businesses coupled with non-regulated investments that give us more growth potential than a "plain vanilla" utility. That's the message we're carrying to Wall Street.

Are you concerned about the Company's high dividend payout?

In 1994 we paid out in dividends 98% of our earnings. That's high, but given our cash resources and our lack of major utility construction needs, it should not be detrimental. Longer-term, our goal is to reduce dividend payout to 70% of earnings; unlike some utilities, however, we don't plan to do it by reducing dividends but rather by increasing earnings. We're confident we can increase earnings, and this is the message I believe our board of directors was sending when we raised the dividend in January 1995.

Do you think market concerns about electric utility deregulation and competition are hurting us?

It's possible. There's a perception in the market that retail electric competition, if it comes, is going to be somewhat more difficult for us than for the typical utility because we have large industrial customers who theoretically might be courted by other power suppliers if there were full retail competition. I don't agree. In 1994 six of our nine largest industrial power customers extended their long-term contracts; this doubled the amount of revenue under contract between now and 2005, and the average contract duration is now between six and seven years. Our customers aren't signing with us just because we're nice folks (although we are).
They're doing it because our retail rates are the lowest in the region and among the lowest in the country. Our customers are voting with their contract-signing pens, and not with their feet.

How will you keep electric rates competitive?

Smart cost control is the answer. We'll be spending somewhat less on construction over the next several years, compared with prior years. We're being more aggressive in seeing if we can't use existing facilities longer than we might have in the past. We're focusing expenditures in areas where there are good possibilities for either substantial savings or revenue growth. A new customer information system we put in place in 1994 will help us serve customers better and more efficiently. A new energy management system, beginning in 1995, will help us compete for regional electric sales and provide new power-related services in the future.

Do you see growth opportunities for the electric utility?

If we serve our customers well, we'll do well. We will pursue any growth initiatives, traditional or not, that have a reasonable chance of being profitable. There are some growth constraints, however, such as demand-side management, the conservation ethic, and the lack of customer growth in our service area. On the other hand, there are processes in the steel and paper industries that can be done electrically that are now being done less efficiently with other energy forms. New electrotechnologies can mean sales growth for us and solve problems for customers by removing production bottlenecks and helping them remain competitive in their markets.

What's your assessment of utility competition/deregulation scenarios?

Generally, I feel fewer electric utility CEOs now believe there will be wide-open retail competition than, say, a year ago. The shock wave from California's deregulation proposal has subsided. Ironically, one factor tending to slow retail competition is that utilities, including us, have been acting more and more as if full competition and deregulation had already occurred. We've been trimming costs and offering large industrial customers rate flexibility for years. The gates of competition may open further, but many issues need to be addressed first. Besides utilities themselves and their customers, myriad federal and state regulatory bodies have stakes in the outcome and roles to play. Sorting out the complexities and resolving the issues will not be easy, and there will be reluctance to jeopardize the benefits traditional regulation has given us. Hopefully, rationality and logic will prevail, as well as a sense of fairness in how to handle utility investments made in good faith under the present system of regulation.

What are the growth prospects for water utilities?

Customer growth in our water utility businesses has been running 3% to 4% per year, not counting acquisitions or asset sales. There will probably be more opportunities for water utility acquisitions because the industry is still fragmented. Nationally, there's a trend toward privatization of smaller municipal systems,


This ad ran in regional newspapers following the January 1995 announcement of our dividend increase.

Minnesota Power's 25th Consecutive Dividend Increase

On the occasion of our 25th consecutive annual dividend increase*, we'd like to tell you about our course for the future.

Some utilities have cut dividends. Not Minnesota Power. Our policy is to maintain our dividend, and to keep raising it as earnings grow. It yields 8% based on our current stock price of about $25.

In the mid-80s, we realized we should no longer rely exclusively on our electric business. We have the financial strength to diversify, and we're doing it with ingenuity and success. The new Minnesota Power has three main parts:

[CLIPART OF ELECTRICAL PLUG]
Our traditional electric utility base, including secure long-term contracts with large industrial customers, and 11.6% authorized return.

[CLIPART OF WATER FAUCET]
Water utilities, growing and providing an increasingly valuable commodity in Florida and the Carolinas.

[CLIPART OF THREE ARROWS]
Nonregulated affiliates, with potential growth and returns higher than utilities.

* On January 25, Minnesota Power (NYSE:MPL) increased the dividend on its common stock, equivalent to an annual rate of $2.04, compared with $2.02 paid in 1994. This higher quarterly dividend is payable March 1 to shareholders of record on February 15.

For more information about Minnesota Power, please write or call our Shareholder Services Department.

                         [LOGO OF MINNESOTA POWER]
                         30 West Superior Street
                         Duluth, Minnesota 55802
                         1-800-535-3056
                         FAX:  218-720-2502
and we may be able to either buy them or manage them for a fee. Beyond actual utility operations, there are other water-related services and products we could offer.

Does the pending ADESA acquisition signal a shift in diversification strategy, in that it is so different from any of our other businesses?

Certainly, the type of service ADESA performs is a departure, but ADESA is more like other businesses we have than you might think - and in some very key ways. Since 1983, financial services have been an important component of our Company; our securities portfolio and Capital Re, the reinsurance firm of which we own 21%, are both examples. ADESA, too, provides a corporate service: It brings auto buyers and sellers together, similar to a stock or commodity exchange. ADESA does not own the vehicles it auctions, but rather provides services for both buyers and sellers. It's a niche service business for the automotive industry, which is huge. And ADESA is a large player in this niche.
This acquisition may have little to do with utilities, but it has a lot to do with our profit strategy. I recently reviewed a Wall Street Journal article from September of 1993 that talks about Cox Broadcasting, a private firm that owns Manheim, the largest auto auction company. Cox is considered an astute company. The article, in sum, said that auto auctions had nothing to do with Cox's broadcasting business, but had a lot to do with its profits.

Headquartered in Indianapolis, ADESA operates auto auctions at Indianapolis, Boston, Buffalo, Cleveland, Cincinnati/Dayton, Knoxville, Lexington, Memphis, Charlotte, Birmingham, Sarasota/Bradenton, Miami and Austin. In Canada ADESA auctions are at Montreal, Ottawa and Halifax, Nova Scotia.

[MAP INDICATING LOCATIONS OF ADESA'S AUTO AUCTIONS]

The ADESA File

Merger Proposal

Agreement is for us to buy an 80% stake in ADESA Corporation for $167 million ($162 million upon completing merger plus $5 million for stock owned prior to merger agreement). The companies' boards have approved a definitive merger agreement, and ADESA shareholders will vote on it by mid-1995.

The Business

North America's third-largest auto auction company, ADESA owns and operates 16 facilities in the U.S. and Canada. Auction buyers are car dealers; sellers include domestic auto manufacturers, import auto makers, car dealers, fleet/lease companies, banks and finance companies. Revenue comprises auction fees paid by sellers and buyers and charges for auxiliary services that include auto reconditioning, body and paint work, remarketing, dealer financing and transportation services.

The Numbers

ADESA sold 410,000 vehicles in 1994, generating net income of $7.8 million on revenue of $94 million. In 1992 it sold 184,000 cars, with net income of $3.6 million and revenue of $46 million.

Growth Strategy

To acquire and consolidate independent auto auctions and begin new ones.

Customer Philosophy

To have "a servant's attitude," ready to do whatever is necessary to serve those who use ADESA auctions.

[PHOTO OF ADESA IN MEMPHIS]
ADESA's five-year-old Memphis auction: 145 acres, six auction lanes, 1,000 vehicles per week.

[PHOTO OF ADESA EMPLOYEE AND CAR ENGINE]
Auxiliary services include auto reconditioning, body and paint work, dealer financing, remarketing and vehicle transport.

But other utilities are not out buying car auctions.

The fact that a host of other utilities aren't following the same strategy we are doesn't worry me, actually. I'm not a contrarian by nature, but I don't think following the same path every other utility follows will necessarily lead to success. A crowded path may mean there isn't that much revenue and earnings growth available, and the competition will be intense. We've looked at a lot of businesses in the 12 years since we decided to diversify, we've studied ADESA in detail, and that's why we're confident it's a good buy for us and at a fair price.

What was the process used to find ADESA?

First we worked through a firm that finds potential buys for companies that are looking to expand through acquisition. We wanted a business with manageable risk and the potential for growth and returns higher than those of a typical utility business. We looked at firms in 25 to 30 different industries, beginning with utility-related businesses and then gradually broadening our scope. We considered international electric utility operations, but ruled them out because we felt they were too risky. We looked at oil and gas exploration, finally rejecting this business because it's too cyclical. We considered title insurance, but that business, too, is cyclical and linked to interest rates. Manufacturing was too capital-intensive. ADESA surfaced as a potential acquisition in mid-1994 and appeared to meet most of our criteria. We studied it thoroughly, involving our own corporate development people as well as outside investment advisors. Our first impression, like many people's, was colored by stereotypes about used car salesmen. A closer look dispelled the stereotypes, however. And the closer we looked, the more we were impressed with ADESA's business prospects and the better the financial fit we saw between the two companies.

What do you like about ADESA?

Its business fundamentals are solid. It's not cyclical. It has good cash flow, and its revenue and income growth have been in the range of 30% a year for the past three years. Growth in the auto redistribution industry overall has averaged about 10% a year for the past decade, reflecting a growing supply of rental cars, a boom in leasing as well as the increasing price of new vehicles. We also like that this business is not as capital-intensive as our utility businesses. For example, our electric utility had over $3 invested in facilities to earn $1 of revenue in 1994. In contrast, ADESA generated about $1.25 in revenue for every $1 of capital it had invested in facilities. That's an advantage when you're planning on expanding. Another thing we liked about ADESA is that its values were compatible with ours.

What values do you mean?

I mean basic values: Ethics. Honesty. Being customer-oriented. Its auction facilities are huge, modern, spotless. It reconditions the cars and does repainting and body work. It delivers vehicles to and from customers, using its own fleet of modern transport trailers. It provides remarketing services and makes short-term loans to dealers until they sell the vehicles. It handles all the paperwork, using computerized equipment to expedite the process at every point. ADESA provides one-stop shopping for car dealers.

What does Minnesota Power bring to the merger?

Our primary role is to provide expansion capital in accordance with approved business plans. We're not going to try to reculturize ADESA or make a utility out of them. We want them to continue to do what they've been doing, only more of it and even better. That's why we're retaining ADESA's key top managers; they will run the business and direct its growth.

How will the company expand?

We believe the auto redistribution business, like the water utility business since the mid-1980s, is in a period of consolidation. There are three large players in the industry, of which ADESA is the third-largest. But over half the 13 million vehicles a year that go through auctions are handled by independent companies that typically don't offer the breadth of service ADESA does. ADESA will expand by acquiring independent auctions and starting up large, new facilities. Its existing auctions can also become more profitable by handling more cars.

Even if ADESA does well, how can you earn a good return when you pay such a premium for the business?

It's true that if you divide the company's past-year income by the $167 million we are paying to acquire 80% ownership, it works out to a single-digit return. Believe me, we do not part with that much money easily. But we learned early in our diversification efforts that you have to pay a premium for a good business. The way you increase the return is through growth and expansion.

What do you look for in 1995 in terms of Minnesota Power's overall performance?

I look to 1995 for a better financial year for our paper and recycled fiber businesses, better results in our water businesses, and continued good earnings for the electric utility. We expect to close the ADESA deal and tell our story effectively to investors so they fully understand our Company's strengths and so our stock is fully valued in the market. And, of course, we'll prove that value through performance.

I would like to take this opportunity to thank all Company employees for their hard work over the past year. The 11 accomplishments featured in this report are representative of the kind of work our employees do whether they live in Minnesota, Wisconsin, Florida, the Carolinas or North Dakota. I would also like to thank shareholders and ask for your continuing support as we try to increase the value of your investment and make you proud to own part of Minnesota Power.


Arend Sandbulte

Arend Sandbulte
Chairman, President and Chief Executive Officer

February 24, 1995

REVIEW AND OUTLOOK
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Once exclusively an electric utility, Minnesota Power has in the past decade invested in a variety of non-electric businesses.

     Our purpose in diversifying was threefold: First, we wanted to reduce the Company's heavy dependence on electric sales to a small number of large customers in taconite mining, an industry whose fate is tied to steel manufacturing. Second, we wanted to increase our growth potential beyond what we projected for our electric business. Third, in the case of investments such as our Duluth paper and recycled pulp plants, we also wanted to create jobs and boost the economy in our electric utility service area.
     We feel diversification has served us well and is a valid strategy for meeting our future goals:
     .    To increase earnings to a minimum of $3.25 per share by the year
2000;
     .    To maintain our financial strength and increase the value of our shareholders' investment; and
     .    To nurture a customer-driven, quality-oriented corporate culture that is both internally cooperative and externally competitive.
     To hit our earnings target, we will need to sustain the good financial performance of our electric utility, achieving our authorized rate of return. We will need earnings growth from our water utilities through customer growth, additional acquisitions, and rates that reflect our investment in facilities to meet increasing water demand and government-mandated environmental standards.
     This won't be enough, however. We will need to supplement the regulated income from our electric and water utilities with income growth and higher returns from non-regulated businesses.

     Our goal is that by the year 2000 each of our core businesses, electric and water utilities, would provide about one-third of Minnesota Power's income. The remaining third would come from non-regulated investments, including a proposed acquisition we announced recently.In February 1995 Minnesota Power and ADESA Corporation signed a merger agreement in which ADESA, an auto auction firm with 16 outlets in the United States and Canada, would become our 80%- owned subsidiary.

[PHOTO OF CINDY MCLEAN AND DEBBIE BULLOCH]
The Paper Goes
'Round and Round'

In 1994 Minnesota Power's electric utility operations collected and recycled 98,362 lbs. of white paper, 99,079 lbs. of mixed paper plus mountains of magazines, phone books, cardboard, newsprint, aluminum, glass and plastic - all because Cindy McLean decided one day in 1989 that "somebody should get us organized." Most collected materials are sold. (Paper goes to our Superior Recycled Fiber Industries operation.) The reduced cost of trash hauling is a valuable bonus. In the photo, Cindy is pictured on the right with Debbie Bulloch, who recently took over the leadership of the recycling program.

The $167 million transaction is scheduled for completion by mid-1995 following approval by ADESA shareholders.
     ADESA's management will retain 20% ownership. Under the agreement, they have the right to sell, and Minnesota Power has the right to buy, their 20% in increments during the 1997-99 period at a price linked to ADESA's financial performance.
     The money for buying and expanding ADESA and the possible acquisition of more water companies will come mainly from our securities portfolio. We expect to retain our investment in Capital Re Corporation. We will continue selling our southwest Florida real estate and expect to sell all or nearly all the property by 2000.
     Another shift in resources is possible in 1995. Pentair, Inc. - our joint-venture partner in Lake Superior Paper Industries - has announced its desire to exit the paper business, which would likely entail selling LSPI. We believe a sale could improve the chances for expanding the Duluth mill, which was originally designed for more than one paper machine. Our position as half-owner is that we would join in a sale under the right conditions. If LSPI is sold, it may be logical to also consider a simultaneous sale of Superior Recycled Fiber Industries (SRFI), whose paper recycled fiber plant is adjacent to and operated by LSPI.

1994 Performance

     Earnings per share of common stock for 1994 were $2.06, compared with $2.20 in 1993 and $2.47 in 1992.

     The largest single factor in the lower earnings was a decline in the performance of the Company's securities investment portfolio.

     Though the portfolio was profitable for the year, its income was reduced 55 cents per share from the previous year due to lower returns, including declines in the value of some securities, and the 21-cent-per-share write-off of one investment. Also contributing to lower 1994 earnings was an 11-cent-per-share loss from our investment in Reach All Partnership, a Duluth manufacturer of truck-mounted lifting equipment in which the Company has an 82.5% interest.
     Kilowatt-hour sales increased 4% in 1994, reflecting an increase in sales to large industrial customers and resale customers. Despite this and higher retail electric rates that went into effect on an interim basis March 1, 1994, income from electric utility operations was down from the previous year.
     The Company's water utility operations were helped by higher rates, but that benefit was offset by heavy summer rains that reduced water consumption.
A $19.1 million gain from the sale of water plant facilities increased water utility operations income over 1993, contributing 42 cents per share to income.
     Minnesota Power's coal mining business and sales of Florida real estate turned in solid performances in 1994,surpassing their 1993 income. Our Duluth paper mill, helped by a rebound in paper prices last fall, went from a $3.7 million pre-tax loss in 1993 to a $3.1 million pre-tax profit for 1994; the Company recognizes 50% of the mill's pre-tax earnings. SRFI, which began operating in late 1993, contributed $906,000 to corporate earnings in 1994.

Where 1994 Earnings Came From
Earnings Per Share                       1994      1993      1992
Electric Utility Operations
          Electric                       $1.17     $1.32     $1.30
          Coal Mining                      .11       .10       .09
                                        ------    ------    ------
                                          1.28      1.42      1.39

Water Utility Operations                   .48       .08      (.05)

Investments and Corporate
     Services
          Portfolio and Reinsurance        .08       .63       .92
          Real Estate                      .36       .24       .35
          Paper and Pulp                   .05      (.08)      .01
          Other Operations                (.19)     (.09)     (.15)
                                        ------    ------    ------
                                           .30       .70      1.13

Total Earnings Per Share                 $2.06     $2.20     $2.47
Average Shares of
     Common Stock - 000s                28,239    26,987    29,442

Return on Common Equity
(Graphic material omitted)
Year                Percentage
1990                13.6
1991                15.4
1992                15.3
1993                11.5
1994                10.5

In 1994 the Company earned 10.5% on common shareholders' equity, which averaged $562 million during the year.

Operating Revenue and Income
Millions of Dollars
(Graphic material omitted)
                         1992      1993      1994
Electric                 449.8     457.7     453.2
Water                     53.6      65.5      91.2
Investments and
  Corporate Services      72.8      66.4      93.4
                         -----     -----     -----
                         576.2     589.6     637.8

A sale of water facilities and revenue from SRFI's recycled fiber plant, which started up in fall 1993, accounted for most of the increase in 1994 operating revenue and income.

COMPARING FINANCIAL RESULTS FROM 1994, 1993 AND 1992

Operating Revenue and Income

     Electric utility operations revenue was lower in 1994 than 1993, because the Company recognized $5.1 million of unbilled revenue and recovered $14.6 million more of coal contract termination costs in 1993. Also, National Steel Pellet Co., a taconite producer that purchases its electricity from the Company, operated for seven months in 1993 compared with four months in 1994. Additional revenue in 1994 of $11.1 million from the interim rate increase partially offset the decreases in revenue. Revenue was higher in 1993 than 1992, because 1993 included $4 million more of the coal contract termination cost recovery, $2.5 million more in unbilled revenue, and increased sales to resale customers.
     Water utility operations revenue was higher in 1994 than 1993 because of higher water rates and a $19.1 million gain from the sale of water plant assets. However, 1994 revenue from ongoing operations was less than expected because abnormally high rainfall reduced consumption 8%. Revenue was higher in 1993 than 1992 because of higher water rates.
     Investments and corporate services revenue was higher in 1994 than 1993 because SRFI, which began operating in November 1993, had $47.2 million more revenue in 1994. The $10.1 million write-off of an investment, lower returns and the decline in value of some securities due to higher interest rates lowered 1994 income. 1993 income was increased by a $2.7 million gain on a leveraged preferred stock investment but reduced by $8.1 million to reflect new accounting rules for employee stock ownership plans. 1992 income includes a $5.1 million gain from the redemption by the issuer of a preferred stock investment.

Operating Expenses

     Fuel and purchased power expenses were lower in 1994 than 1993 because the monthly amortization of coal contract termination costs was completed in March 1994; 1993 included $14.6 million more of these costs than 1994. 1994 expenses included additional purchased power to provide for unscheduled outages at our Boswell power plant and to meet unexpected demand from three taconite customers. Expenses were higher in 1993 than 1992 because additional purchased power was used during scheduled maintenance at Company power plants.
     Operations expenses were higher in 1994 than 1993, reflecting the fact that SRFI began full operations in November 1993. Expenses were higher in 1993 than 1992 due to scheduled power plant maintenance and higher property taxes.
     Administrative and general expenses were higher in 1994 than 1993 and 1992 due to salary and benefit increases.
     Interest expense was higher in 1994 than 1993, reflecting $45 million of new debt financing obtained for SRFI at the end of 1993. Expense was lower in 1993 than 1992 because of refinancings at lower interest rates.
     Income from equity investments was higher in 1994 than 1993 because of additional income from our increased ownership in Capital Re and improved earnings from LSPI due to higher paper prices. Income was lower in 1993 than 1992 because of LSPI's loss. The Company recognized losses from its investment in Reach All in all three years.
     Income tax expense was lower in 1994 than 1993. Effective tax rates were 25.9% in 1994, 30.1% in 1993, and 26.9% in 1992. The effective tax rate was lower in 1994 than 1993, due primarily to tax credits generated by affordable housing investments and the recognition of income from escrow funds that had been previously taxed. The effective tax rate was higher in 1993 than 1992, reflecting a 1% increase in the federal income tax rate in 1993 and fewer tax benefits generated by the investment portfolio.

[REPRODUCTION OF CONSOLIDATED STATEMENT OF INCOME AS ON PAGE 26 OF THIS REPORT.]

ELECTRIC UTILITY OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     Electric utilities are undergoing a transformation as efforts to stimulate competition begin to take effect. How far open competition will go and whether it will apply to retail customers, however, is not clear.

     Federal Energy Regulatory Commission proposals have altered the competitive landscape, affecting transmission access and pricing. Under FERC's transmission access policies, competitors can gain access to a utility's transmission system, at rates set by FERC, to compete for sales to the utility's wholesale customers. While utilities have commonly allowed use of their lines for wholesale power transactions, most object to being required to transmit or "wheel" a competing electric supplier's power to the utility's own retail customers.
     With our low rates, Minnesota Power is well positioned to meet competition. However, we remain opposed to retail wheeling. We believe it would benefit only a few large customers while causing smaller users' rates to rise dramatically and shareholder returns to fail to pay for capacity built on the strength of future promises of cost recovery. At present there are no proposals that, in our view, adequately address this stranded investment issue.
     Recent developments suggest that retail wheeling, if it comes, is not expected for some time. Though Minnesota and other states are studying it - the most publicized proposal has been in California - retail wheeling is in use only in rare locations in this country. One disincentive is that states like Minnesota require utilities to invest in social and environmental programs that could be jeopardized if their electric utilities had to compete head-to-head with outside energy suppliers. Moreover, Minnesota's generally low electric rates, half those of California, provide little incentive to change a system that has been working well.

     Despite uncertainty about the ultimate outcome of change in our industry, Minnesota Power is preparing for a more competive future.

     Our methods include cost cutting, pursuing legislative and regulatory reforms to assure we compete with other power suppliers on a level playing field, realigning our business functions to make it easier to price and market "unbundled" products and services, and cementing relationships with customers through innovative pricing and excellent service. We will learn more about our customers as well as our competitors and use that information strategically.
We expect to expand our product offerings and build our customer base through economic development and other initiatives. We will continue working to extend electric service contracts with our largest customers, a strategy that achieved good results in 1994.
     We see ourselves increasingly as energy service providers. We look at our customers' objectives as joint challenges. By finding ways to help them conserve energy and cut costs, we help them become more productive. And that increased productivity, we have found, can result in increased electric power use longer-term for industrial customers as they compete with other operations.
     We also encourage energy-saving electrotechnologies. We are promoting ground-source heat pumps in residential and commercial markets. More efficient than conventional

[PHOTO OF HEIDI JAGODZINSKI AND JACK HOKKANEN]
Ashes to Ashes

The northern Minnesota community of Hibbing, a Minnesota Power wholesale electric customer, had a problem. The city, which operates a power plant of its own, was running out of landfill space for its 7,000 tons of ash per year. We offered to dispose of it at the Boswell Energy Center ash pond. Trucks that carry the ash away make the trip pay by back-hauling coal, which fuels Hibbing's power plant. It's a creative, economical, environmentally sound solution. Pictured: Heidi Jagodzinski, Boswell environmental engineer, submitted the ash disposal plan to the state. Jack Hokkanen is a customer representative for our large municipal accounts. Both credit others for making the idea work.

Our Competitive Picture

Customer Favorability
(Graphic material omitted)
                              Percentage
Minnesota Power               91
Typical U.S.
  Electric Utility            71

Our 1994 rate increase had no appreciable effect on our electric customers' overall impression of us. In a 500-person telephone survey, 91% rated the Company positively. A full 82% said they'd choose us in a competitive situation. Only one in 25 said they'd switch suppliers if given the option; nationally, five in 25 would.

Average Price of Electricity - Residential
(Graphic material omitted)
                                        Cents per Kilowatt-hour
Minnesota Power                         5.55
Northern States Power                   7.40
Otter Tail Power                        6.42
Interstate Power                        8.01
National Average                        8.85
Average Cooperatives                    8.24

On average, our residential customers paid 37% less for electricity in 1994 than customers of other U.S. utilities.

Average Price of Electricity - Overall
Cents per Kilowatt-hour
(Graphic material omitted)
                         Minnesota           National
                           Power             Average
Residential              5.55                8.85
Commercial               5.58                7.90
Industrial               3.66                5.14
Overall                  4.08                7.25

Averaging rates for all service classes, our customers paid 44% less for their power than utility customers elsewhere in the country.

electric heating and cooling systems, ground-source heat pumps are especially cost-effective where the user wants both air conditioning and heating. With normal usage, energy savings will offset installation costs in three to five years.

     The continued financial health of Minnesota Power's electric utility business depends on the financial viability of our large industrial customers, particularly taconite producers and paper manufacturers.

     Both industries compete in global markets and, therefore, need to control costs and increase their productivity. Through energy audits, we have helped our large industrial customers identify cost-effective conservation measures as well as projects that will improve production efficiencies. These improvements are funded through state-mandated Conservation Improvement Program grants.
     In many ways, we have always competed to serve our large industrial customers. Because of their size, they have had the option to generate their own power if they felt they could do it more economically than buying from us. Paper mills, which require steam for their manufacturing process, are ideal candidates for building their own cogeneration facilities, which operate efficiently by burning a fuel to make steam for papermaking as well as electric generation. Federal law says that when cogenerators meet certain conditions, utilities must purchase their surplus power.
     In recent years, the Company has offered customers a wider choice of electric service options. For example, interruptible rates for large industrial customers offer a price discount in return for agreeing to have service interrupted on occasion. Another example: state law allows us, with Minnesota Public Utilities Commission approval, to offer lower rates to service area customers who could otherwise obtain energy from an unregulated supplier or generate their own electricity. The Company is exploring the joint development of cogeneration facilities with some of its key customers to meet future energy needs.

1994 Performance

     The Company's electric utility business performed well in 1994. Kilowatt-hour sales rose 4% to their second-highest level ever despite the idling of one of our largest customers for seven months of the year.

     Revenue was boosted by a 7% interim retail rate increase. Customers also saw the full impact of savings from new coal purchase and transportation contracts, which more than offset the final electric rate increase for our largest customers and reduced it for others. In the second half of the year, six of our nine largest industrial customers extended their electric service contracts, more than doubling the amount of revenue committed to us in the 1995-2005 period.
     We sharpened our focus on customer service, streamlining operations in some areas while emphasizing others where there is the greatest potential for growth and likelihood of competition. We also realigned the functions in our electric utility business to address the more competitive future many are predicting for our industry.

     Two industries - taconite production and the manufacture of paper and wood products - accounted for 49% of the Company's electric operating revenue in 1994, versus 48% in 1993 and 51% in 1992.

     An encouraging development during 1994 was the dramatic turnaround in the market for pulp and paper. Electric sales to paper and other wood-products customers in 1994 were up 5% over 1993 and 3% over 1992. Paper and wood-products firms provided 14% of electric operating revenue each of the last three years.
     The paper industry is in better condition than it has been in many years. Its additional energy use benefited us, as we provide power to all four of northern Minnesota's largest paper mills. During the year we extended power contracts with Blandin Paper Co., Boise Cascade, and Lake Superior Paper Industries. One existing customer, Potlatch Corporation's paper division in Brainerd, signed a four-year contract as a Large Power customer for 10 megawatts through November 1999; MPUC approval has been requested.
     Taconite production provided 35% of electric operating revenue in 1994, 34% in 1993 and 37% in 1992. An important raw material for steelmaking, taconite pellets are made from iron-bearing rock. In an energy-intensive process, the rock is blasted from the earth, crushed and ground into powder. The iron is magnetically separated, concentrated and rolled into a pellet with a uniform 65% iron content for shipping to steel mills on the lower Great Lakes.
     In 1994 the taconite industry recorded its best year since 1981, producing more than 43 million tons of pellets, and it is expecting to produce approximately 48 million tons in 1995. In August 1994 we resumed providing power to National after a lapse of 12 months while the plant was idled. The Keewatin, Minn., plant is now fully operational and is expected to produce 5 million tons of taconite pellets in 1995, more than 10% of Minnesota's total projected shipments. Though we had largely compensated for the loss of this business through tight cost controls and the sale of power to other utilities, National's return is a boon to the region and sounds an encouraging note for 1995.
     In addition to signing a 10-year contract with National, we renewed contracts with USX's Minntac plant and Hibbing Taconite. In January 1995, we extended our contract to supply power to Eveleth Mines through 1999.

     In November the Minnesota Public Utilities Commission granted us a retail rate increase, our first since 1981.

     The new rates will increase annual revenue by about $19 million, beginning in 1995. Our initial request, filed in January 1994, had been for a $34 million increase, but we reduced it to $27 million for 1994 and $23 million for

[PHOTO OF ED MACKEY, JOE REIS, MARK PINNEY, AND TOM GEISELMAN]
Increased Coal-Handling Efficiency at Boswell

Teamwork is paying off in the coal yard at our largest power plant, Boswell Energy Center, near Cohasset, Minn. By modifying their coal-handling system, Boswell workers improved efficiency and eliminated the need for one dozer, saving its leasing, fuel, and maintenance costs. A new stacker and changes in conveyor routing make it possible to unload an entire train without moving coal to remote stockpiles, adding flexibility and efficiency in feeding the coal to the boilers. The improvement is too new to report cost savings, but they will be substantial. Among key members of the changeover team are, from left, Mark Pinney, fuels planner; Ed Mackey, utility operator; Tom Geiselman, engineer; and Joe Reis, senior instrument and control specialist.

Comparing Results from
1994 and 1993

     Total electric sales increased 4% primarily because of increased sales to large industrial customers, wholesale customers and other power suppliers. Revenue increased $11.1 million from interim rates collected since March 1, 1994, and $7.8 million from the recovery of CIP expenses in 1994. Approval by the MPUC initiated recovery of CIP expenses beginning Jan. 1, 1994. Revenue was lowered by $12.4 million because of reduced demand revenue from National and lower rates associated with interruptible service. The Company also completed recovery of the remaining $3.9 million of coal contract buyout costs in March 1994, whereas 1993 included $18.5 million, a full year of recovery. Additionally, the unbilled revenue adjustment added $5.1 million to revenue in 1993.
     Electric operations earned a return of 12.8% on average common equity devoted to electric utility plant in 1994, compared with 12.4% in 1993.

Comparing Results from
1993 and 1992

     Despite work stoppages at two of the Company's largest industrial customers, revenue was slightly higher in 1993 due to increased sales to resale and other customers. In addition, a $5.1 million adjustment relating to the recognition of unbilled revenue increased 1993 electric utility operations revenue.
     Electric operations earned a 12.4% return on average common equity devoted to the electric utility plant in 1993, compared with 14.4% in 1992. These returns do not include the recognition of unbilled revenue. The recognition of a $3.4 million revenue credit from a court decision contributed to the higher return in 1992.

Why Electric Utility Operations Revenue Increased or Decreased
                                        1994           1993
                              (Change from previous year - in millions)
Energy Sales                            $(12.4)        $11.1
(including demand and energy charges)
Unbilled Revenue                          (5.1)          1.9
Rate Increases and Regulatory
   Adjustments                            11.1          (3.9)
Conservation Cost Recovery                 7.8             -
Fuel Clause Adjustments                   (3.4)         (5.3)
Coal Sales                                 2.4            .8
Other                                     (4.9)          3.3
                                        ------         -----
                                         $(4.5)         $7.9

Electric Revenue by Customer Group
(Graphic material omitted)
                         1992      1993      1994
Other                     49%       52%       51%
Paper & Wood Products     14%       14%       14%
Taconite & Iron Mining    37%       34%       35%
                         ---       ---       ---
                         100%      100%      100%

The taconite and iron mining industry, still the largest consumer of our power, provided 35% of electric operating revenue in 1994. Ten years ago it provided half.


Electric Sales
Billions of Kilowatt-hours
(Graphic material omitted)
                         1992      1993      1994
Residential              0.888     0.927      0.941
Commercial               0.918     0.966      1.011
Taconite/Paper           5.940     5.891      6.099
Other Industrial         0.752     0.811      0.805
Resale & Other           0.838     1.199      1.333
                         -----     -----     ------
                         9.336     9.794     10.189

The medium blue section of the bar includes power sold to customers in our Large Power class that are served under long-term contracts.



1995 to reflect updated revenue and expense projections. The MPUC authorized an 11.6% return on equity invested in our electric utility.
     Just as important to us for competitive reasons, the MPUC supported our request that the increase be larger for residential customers to reflect the higher cost of serving them and the need to keep the region's industrial customers competitive in their global markets.
     As a result of the rate increase, rates for large industrial customers will rise less than 4%, while those for small businesses will go up 6.5%. The increase for residential customers will be phased in over three years: 13.5% beginning in 1995, 3.75% in January 1996 and another 3.75% in January 1997. Even after the full increase, our residential customers will still pay nearly 25% less than the 1994 national average.
     The increase for large industrial users will be more than offset by savings in coal purchase and transportation costs, savings we are passing on to all customers. The savings result from new contracts negotiated with suppliers in recent years and whose full effect began being felt in 1994.
     The MPUC's 1994 rate decision also allows us to recover through rates $1.3 million a year to pay for decommissioning coal-fired power plants when they reach the end of their useful lives.
     The new rates are expected to go into effect in the second quarter of 1995. However, the Company began collecting an interim rate increase of 7% on March 1, 1994. In second quarter 1995 we expect to determine amounts of interim rate-related revenue, if any, the Company must refund with interest to customers. As of Dec. 31, 1994, the Company had reserved $6.1 million of the interim rate revenue for anticipated refunds.
     The rate increase seems to have had little effect on the Company's good standing with customers. A recent opinion survey indicates that we have a favorable rating of 91% among residential customers, compared with 92% in 1993. Across the nation, a typical favorability rating for electric utilities is 71%.

     Minnesota requires electric utilities to spend 1.5% of their electric revenue on conservation improvement programs (CIP) each year.

     Because taconite and paper customers provide the bulk of Minnesota Power's electric operating revenue, the largest of these programs are targeted at them. CIP also funds demand-side management grants, awarded on a competitive basis to commercial and small industrial customers, as well as energy conservation initiatives aimed at all our customers. In 1995 we proposed a program that would allow us to provide low-cost financing for energy-saving investments.
     State law allows utilities to recover state-approved conservation program costs through an annual customer billing adjustment. In January 1994 the Company began recovering ongoing 1994 CIP spending and $8.2 million of CIP spending from previous years. The billing adjustment, which must be reauthorized by the MPUC annually, has been allowing us to recover not only what we spend on these energy-saving programs, but also "lost margins" associated with power saved as a result of them. 1994 electric operating revenue included $7.8 million of CIP-related revenue. About $5.7 million for CIP expenditures was included in operating expenses.
     SWL&P also offers electric and gas conservation programs to its Wisconsin customers in accord with Wisconsin state policies.

     Our nine largest customers, accounting for about 49% of electric operating revenue, are served under long-term contracts.

     The contracts, which in January 1995 averaged over six years in length, each require 10 megawatts or more of power and have termination dates from April 1997 to December 2005. Five of these customers are taconite producers and four are paper manufacturers.

[PHOTO OF JIM JORDAN, SKIP VANDAMME, BOB FONGER, RON CLARK, RANDY BURKHART AND BRIAN DENSTON]
Teamwork Works at SWL&P

While working at SWL&P's new water treatment plant, Brian Denston developed forearm pain requiring treatment and physical therapy. He felt it was caused by strain from raking sludge off the walls of the plant's reclaim clarifier. After studying the problem, Brian and his colleagues decided to design an electric pump to do the job. Ergonomic improvements like this help keep the lid on insurance costs. Pictured, clockwise from left: Jim Jordan, Skip VanDamme, Bob Fonger, Ron Clark, Randy Burkhart and Denston.

     The contracts provide that, even at low electric usage levels, these customers will pay us enough to cover most of the fixed costs of having capacity available to serve them, including a return on equity. The contracts require four years notice before they can be cancelled, although the rates paid under the contracts are subject to change through the regulatory process governing all retail electric rates.
     In December 1994 Minnesota Power asked the MPUC to approve two additional rates for retail customers. First, an economic development rate would give discounts to customers who invest in new capital improvements or equipment and increase electrical load on our system. Second, an incremental sales rider to an existing contract would allow more flexibility for some customers to operate above their specified contract demand levels in certain months and pay only energy charges for the incremental load.
     For the next five years we are projecting relative stability in overall kilowatt-hour sales. While taconite production in 1995 is expected to continue at near-record levels, the longer-term future of this cyclical industry is less certain. While we are doing all we can to help all our taconite customers remain competitive, it is possible that production will decline gradually some time after the year 2000.

     Company generating stations in 1994 burned 3.4 million tons of coal, the cost of which is our largest operating expense.

     In December 1991 we paid Peabody Coal Company $35 million to terminate its long-term coal contract two years ahead of the scheduled termination date. The cost was amortized monthly and collected from customers through a fuel adjustment provision until March 1994. Revenue collected this way amounted to $3.9 million in 1994, $18.5 million in 1993, and $14.5 million in 1992. Savings from the new coal supply agreements are being passed on to customers.
     In 1993 Minnesota Power entered into a contract with Peabody that extends through May 1997 for up to two-thirds of our coal needs. The rest will be purchased on the spot market through one-year agreements, taking advantage of favorable market conditions. We are exploring supply options beyond 1997 that provide for a mix of long-, intermediate- and short-term purchases. We believe adequate supplies of low-sulfur, sub-bituminous coal will continue to be available.
     In February 1993 the Company renegotiated two contracts with Burlington Northern Railroad to deliver coal to our plants through December 2003 at reduced rates. These new contracts also provide for better access to all major coal production areas within the Powder River Basin of Montana and Wyoming.

           How Power Contracts Protect Us
          Minimum Annual Revenue and Demand
     under Contracts in effect as of Jan. 31, 1995
               Minimum Revenue     Megawatts
1995...........$90.5 million...........550
1996...........$78.1 million...........481
1997...........$75.5 million...........464
1998...........$61.5 million...........372
1999...........$32.3 million...........190

The Company believes revenue from contracts with large industrial customers will substantially exceed the minimum contract amounts. In fact, assuming the new rates and large power contracts that are pending MPUC approval are put in place, annual minimum revenue will increase $16 million to $28 million for each year through 1999.

Sources of Electricity
(Graphic material omitted.)
                         Percentage
Coal                      52
Hydro                      6
Purchased                 20
Lignite                   22
                         ---
                         100

Low-sulfur coal, our major fuel, comes from the Powder River Basin in Montana and Wyoming.


Annual Load Factor
(Graphic material omitted.)
                              1989      1990      1991      1992      1993    1994
Minnesota Power               80%       85%       82%       82%       86%     82%
Utility Industry Average      62%       60%       61%       61%       61%     61%

Our annual load factor, the ratio of average electrical load to peak load, is the highest of any major U.S. utility, mainly because of our large industrial customers.

Average Cost of Fuel for Electric Generation
Cents per Million BTU
(Graphic material omitted.)
                                   1989      1990      1991      1992      1993      1994
Minnesota Power                    112.1     113.6     114.5     118.9     115.6     97.0
West North Central Region          118.4     119.2     118.4     118.7     111.9
Total Electric Utility Industry    174.0     174.1     169.6     166.6     166.6

The dip in average fuel costs in 1994 resulted from renegotiation of coal supply and transportation contracts. Fuel costs from the Square Butte generating unit are included in Minnesota Power fuel costs.

     A lignite-fired minemouth power plant in North Dakota provides us with an economical supply of electricity.
     Under an agreement extending through 2007, the Company purchases 71% (about 307 megawatts during summer months and 322 megawatts during winter months) of the output of a mine-mouth generating unit owned by the Square Butte Electric Cooperative. The Square Butte unit is one of two units at Minnkota Power Cooperative's Milton R. Young Generation Station near Center, N.D.
     Square Butte has the option, upon five years advance notice, to reduce our share of the unit's output to 49%. Minnesota Power has the option, though not the obligation, to continue to purchase 49% of the output at market-based prices after 2007 and through the end of the plant's economic life. Minnesota Power must pay any Square Butte costs and expenses that have not been paid by Square Butte when due, regardless of whether or not we receive any power from that unit.
     While many utilities and their customers will face higher costs to comply with clean-air legislation, we expect to meet future requirements without major spending.
     Burning low-sulfur fuels and equipped with pollution control equipment, our power plants already operate at or near the sulfur dioxide emission limits set for the year 2000 by the Federal Clean Air Act Amendments of 1990. To meet nitrogen oxide emission limits for 2000, we expect to install new burner technology. Total clean-air compliance costs cannot be accurately estimated yet, as regulations are not final.
     A settlement was reached in 1994 in an Environmental Protection Agency Superfund action to clean up pollution at a northern Minnesota oil refinery site. Minnesota Power, along with roughly 130 other companies and several government entities, agreed on a $37 million proposal, which was submitted for approval to regulatory agencies.
     Under the settlement, Minnesota Power's share of cleanup costs is about $314,000, all of which has been paid. Other related legal and internal costs have totaled about $550,000 since 1990, when the suit was initiated. Cleanup is expected to begin in 1995. Minnesota Power's electric utility is not the subject of any other environmental lawsuits.

     BNI Coal mined a record 4.4 million tons of lignite coal, produced its highest-ever net income of $3.1 million, and had no lost-time accidents in 1994.
     Already North Dakota's lowest-cost producer of lignite - 24% less expensive than the next-lowest supplier in terms of cost per British thermal unit of energy in 1994 - BNI Coal should further increase its efficiency with the addition of $5 million in new scrapers and bulldozers in 1995.
     BNI Coal's lignite is burned at the nearby Milton R. Young Station's two generating units. Thanks largely to its economical coal supply, the Young plant in 1993, for the third consecutive year, achieved the second-lowest production cost of any power plant in the United States. Its production cost of 10.33 mills per kilowatt-hour was more than 47% lower than the average for all coal-fired plants.
     BNI Coal's reserves exceed 500 million tons, leaving ample supply for expanded production if additional markets for lignite can be developed. This is a challenge because lignite's high moisture content hampers long-distance shipping. BNI Coal is working with Minnkota and other interested parties to upgrade the quality of the lignite through a process that reduces moisture and sulfur content.

[PHOTO OF STEVE HOVEY.]
BNI Cuts Haul Costs 20%

Minnesota Power's BNI Coal mine at Center, N.D., has replaced eight haul trucks of varying capacities and speeds with five new ones that perform the same job better. The Kress trucks, manufactured in Brimfield, Ill., carry 180 tons per trip, operating faster, safer, and with less driver fatigue. The bottom line, according to Pit Operations Manager Steve Hovey, who led the team that justified and planned the changeover, is a 20% cut in average haul costs.

WATER UTILITY OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Southern States Utilities, which serves about 149,000 customers, is Florida's largest privately held supplier of water and wastewater services, four times as large as any other independent water utility in the state.

     As such, SSU represents part of the solution to Florida's historically fragmented water service, a welcome change in a state facing a serious collective water supply challenge. The company is working with Florida regulators and legislators to address concerns such as non-viable systems, environmental care and conservation.
     SSU has been granted cost-share funding from the South Florida Water Management District to build an aquifer storage and recovery facility to help meet long-term water needs of Marco Island, where the water supply is deteriorating due to intrusion of brackish sea water. This facility will allow SSU to store surplus fresh water in underground limestone formations until it is needed in high-demand winter months. In addition, the Southwest Florida Water Management District granted SSU cost-share funding for a wastewater reuse project at our Spring Hill plant.
     By concentrating on customer service, improved earnings, growth, working with regulators, and leadership in solving Florida's water supply problems, SSU demonstrates Minnesota Power's dedication to a long-term investment in water services that will benefit customers, employees, shareholders and the natural environment.

     With its service area gaining population at 3% a year, SSU sees opportunities for growth in its water business.

     To stimulate internal growth, SSU encourages land developers to build within or adjacent to existing service areas. External growth is expected through further acquisitions and through offering management services to public utilities that prefer to own, but not operate, their systems.
     SSU continues to hold the line on expenses while adopting new measures to improve performance, concentrating on high standards of customer service, stewardship of water resources and the environment.
     Strategic planning initiatives include continuing employee training in new and evolving technology. Automation is helping increase productivity and customer service. Periodic research asks customers to evaluate company performance and guide SSU in making improvements.

     A new water testing laboratory at Deltona, Fla., scheduled for July 1995 completion, will increase efficiency by centralizing most lab procedures, reducing costs and dependence on outside providers. It will assure that SSU's service meets or exceeds all state and federal water quality standards.
     SSU did not file a general rate case in 1994, but plans in 1995 to request an interim annual rate increase of about $10

[PHOTO OF SHARON ALECK]
Financial Health Counts, Too

When Sharon Aleck of our Heater Utilities affiliate saw an increase coming in Heater's group medical premiums, she did a little actuarial calculating. Finding that premiums had greatly exceeded claims in a recent period, Sharon started negotiating with the insurance company. The result: what might have been a $100,000-plus increase in annual premiums became an $18,000 decrease, even though the number of employees covered grew from 68 to 77.

million and could be seeking as much as $12 million in additional annual revenue in final rates. New facilities added since 1992 are not yet included in our rate base for earnings purposes. Further, mandated regulatory compliance cost increases during the same period, particularly for environmental protection, have raised operating expenses and should also be recovered in rates.
     Our 1995 filing will include innovations in rate design that will benefit both customers and shareholders. In addition to the previously authorized uniform rates, we will propose before the Florida Public Service Commission
(FPSC) water conservation incentives and a consistent policy on charges for service availability. These measures, coupled with continuing efforts to contain expenses, are expected to improve and provide more consistent earnings.

     SSU applies uniform rates in most of the areas it serves. This rate design policy, originally approved by the FPSC in 1993, was reaffirmed in August 1994.

     Uniform rates recognize that SSU, operating as a statewide utility system, provides economical service to all customers, regardless of their location. A uniform rate policy, applied today in many other states, also prevents "rate shock" by spreading the cost of capital improvements, reduces rate case preparation expenses, and can help promote water conservation. In a state facing a future water supply deficit, uniform rates represent sound public policy and a long-term benefit to customers and shareholders.
     By Florida law, water and wastewater utilities may make an annual index filing to recover inflation in system operation and maintenance expenses, thus delaying or avoiding the costs of full rate case filings. Similarly, another Florida law allows water and wastewater utilities to file annually to recover increased purchased water and wastewater treatment costs and property tax increases. Through these filings in 1993 and 1994, SSU requested $3 million in annual rate increases and was allowed $2.9 million.
     From 1992 through 1994 our Heater Utilities subsidiary has been granted annual water utility rate increases totaling $1.6 million of $2.4 million requested since 1991 from regulatory authorities in North Carolina and South Carolina. Rate decisions are expected by mid-1995 on additional requested rate increases totaling $334,000. Heater is filing for rate increases affecting about 19,000 customers in North Carolina early in 1995.

     SSU's earnings reflected the sale of our water and wastewater facilities at Venice Gardens to Sarasota County for $37.6 million, resulting in a $19.1 million gain.

     This sale was negotiated in anticipation of an eminent domain action by the County, which is purchasing private utilities in an effort to consolidate services. Venice Gardens has about 15,500 customers.
     In October 1994 SSU requested approval from the FPSC to buy Orange Osceola Utilities, Inc. for about $13 million. Orange Osceola serves 17,000 customers in a 2,800-acre residential development near Kissimmee, Fla., close to Walt Disney World. SSU expects to conclude this acquisition in mid-1995.

Revenue from Water Utility Operations
Millions of Dollars
(Graphic material omitted.)
                         1992      1993      1994
Water                    35.5      42.0      45.4
Wastewater               13.0      20.2      23.5
Sanitation                4.7       3.2       3.1
Gain on Sale of Assets    0.4       0.0      19.2
                         ----      ----      ----
                         53.6      65.4      91.2

The sale of our Venice Gardens facilities gave a lift to revenue in 1994, but above-average rainfall cut water use in Florida and doused prospects for a better return from ongoing water utility operations.

Number of Water Utility Customers
In Thousands
(Graphic material omitted.)
               1992      1993      1994
Water          140.1     142.3     139.0
Wastewater      50.9      52.6      46.7
Sanitation      11.2      11.5      11.8
               -----     -----     -----
               202.2     206.4     197.5

Our water utility customer base shrank by 15,500 in 1994 with the sale of our Venice Gardens water facilities to Sarasota County, Fla. Our pending purchase of a utility in Kissimmee, near Walt Disney World, would add roughly that many customers in 1995.

               Upgrading Our Water Systems
            1994 Florida Capital Expenditures

To meet regulatory requirements.........$11.2 million
To meet growth demands...................$6.9 million
To improve quality of service............$2.3 million
Other....................................$3.2 million

Total...................................$23.6 million

1994 Financial Performance

     Above-normal rainfall in Florida and customer conservation curtailed water consumption in 1994, dampening anticipated returns from water utility operations.
     Although net income from continuing operations increased from 1993, it still fell short of authorized rates of return. Narrowing the gap between actual and allowed earnings is a continuing challenge. Without the gain from the sale of the Venice Gardens facilities, SSU's return on equity in 1994 would have been 2.8%.
     In contrast to Florida's heavy rainfall, 1994 was a dry year in the Carolinas, helping Heater Utilities achieve an 8.6% average return on equity. Heater recorded about 5% growth in its overall customer base, which included 7.5% growth in the Raleigh-Durham area.
     Heater may lose 3,300 customers in an eminent domain action begun in January 1995 for its Seabrook, S.C., assets. The price Heater will receive will be determined by court proceedings.

[REPRODUCTION OF NEWSPAPER CLIPPINGS FROM THE ORLANDO SENTINEL ARTICLES "RAIN BRINGS TROUBLES TO ALL PARTS OF STATE" AND "IT HAS RAINED, IT HAS POURED THROUGHOUT '94."]

1994 rainfall was 41% above average in the Orlando area, decreasing water consumption and lowering SSU revenue. Authorities cautioned, however, that this temporary replenishment of the Florida aquifer does not reduce the need for continuing water management, conservation and action to address the sources of the state's long-term water deficit.

[PHOTO OF RICH SULLO]
Works Better, Costs Less

Treatment of drinking water distributed by SSU includes adding a trace of chlorine. When the Florida Department of Environmental Protection ordered utilities to install chlorination alarms on unattended water facilities, Rich Sullo, who works at SSU's Deltona Lakes Plant, had a better idea. He designed an alarm system that assures proper chlorination and, if there's a problem, shuts down the well and electronically notifies the main plant. This saves time and water while maintaining quality standards. Commercially available alarms monitor chlorine levels but lack the shutdown feature and cost three times as much.

Comparing Financial Results from 1994, 1993 and 1992

     The sale of Venice Gardens assets contributed a $19.1 million gain to water utility operations revenue and income. Operating revenue increased slightly due to new rates. Consumption levels in 1994 were 8% lower than 1993, reflecting abnormally high rainfall in Florida during most of the last half of the year.
     SSU and Heater had combined net income of $13.3 million in 1994, $1.4 million in 1993 and a net loss of $2.3 million in 1992. The revenue from water and wastewater treatment services increased approximately 8% in 1993 because of higher water rates that have become effective at various dates since June 1992.

INVESTMENTS AND CORPORATE SERVICES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     For many years non-utility investments have contributed substantially to Minnesota Power earnings. Their mission is twofold:
     .    To achieve a higher rate of return on investments than we are limited to in the regulated sectors of our business; and,
     .    To keep funds available for reinvestment in existing businesses or the acquisition of new businesses.

     Over the past decade, our securities investment portfolio has contributed more than $150 million in earnings. However, its contributions declined significantly in 1994.

     Reflecting the volatility of financial markets during the year, some of the stocks in the portfolio declined in value. A more disturbing development, however, was a $10.1 million, or 21-cent-per-share write-off of one specific investment. The investment had been designed to protect the Company against fluctuations caused by interest rate volatility, but we believe the fund manager failed to follow the stated investment strategy and exposed the fund to rising interest rates.

     Investments and Corporate Services also includes our investment in Capital Re Corp., a leading U.S. reinsurer of municipal bonds and other financial guarantees.

     While this firm primarily focuses on municipal bonds, it also reinsures non-municipal debt obligations and private mortgages.
     Primary insurance companies buy reinsurance from Capital Re to guarantee the timely payment of principal and interest on investment-quality debt. Bonds reinsured by Capital Re automatically receive an upgrade to a AAA credit rating, which lowers the issuers' interest costs and provides an additional level of comfort to investors. Minnesota Power owns 21% of Capital Re and appoints two members of its board of directors.

     Minnesota Power also owns 80% of Lehigh Acquisition Corp., which has contributed substantially to our earnings in recent years.

     Its real estate properties include 8,100 undeveloped home sites and an additional 5,000 acres of unimproved property near and in the community of Lehigh Acres, which is about 15 miles east of Fort Myers, Fla.
     During the year, the community was enhanced by the opening of Lehigh Senior High School on a site largely donated by the company. A massive new Wal-Mart Center, roughly three times the size of a typical Wal-Mart outlet, is under construction at a site near where Lehigh owns most of the remaining commercially zoned land. A new medical center has also opened, and Lehigh continues to recruit businesses for the community's industrial park.
     Lehigh sells properties to certified developers who build and sell well-designed, affordable homes.
     Because Lehigh Acres is primarily an affordable first home and retirement community, growth is partly driven by the ability of retirees in the Midwest and Northeast to sell their existing homes. Rising economies in those areas should boost sales. Also, with the introduction of direct flights from Germany to Florida, Lehigh Acres is becoming a flourishing German community, complete with German restaurants and newspapers, and German-speaking customer service personnel.
     In 1994 Lehigh formalized procedures to begin constructing $5.2 million in water and wastewater facilities in Lehigh Acres using funds held in escrow. The funds are restricted for payment of such construction expenditures. Based on revised procedures, which accelerated use of the funds, and plans to build the facilities over the next five years, Lehigh recognized approximately $4.5 million of income in March 1994. The Company's share of this income totaled $3.6 million.
     Lehigh, which contributed $10.2 million to corporate earnings in 1994, continues to be highly profitable for Minnesota Power. The plan is to sell the Lehigh property as opportunities arise. We anticipate the sales will be completed over the next five years.
     Income could receive a boost in 1995 from real estate-related tax benefits that came with Minnesota Power's purchase of Lehigh Corp. in 1991. The benefits are recorded on Lehigh's books as $26.9 million of net deferred tax assets, offset by a reserve. In keeping with established accounting principles, management reviews the assets quarterly; when it's deemed "more likely than not" that any portion of them will be realized, that portion will be recognized as income and the reserve reduced accordingly. A portion of the assets may be recognized as income in 1995 as Lehigh reviews its business plan, including the timing and sale of its real estate holdings.

     Lake Superior Paper Industries, jointly owned by subsidiaries of Pentair, Inc. and Minnesota Power, rebounded in fourth quarter 1994 from the weak prices of recent years.
     Demand for its supercalendered groundwood paper is at a historical peak. Economic recovery in Europe aided LSPI's turnaround by providing a market for Finnish paper that had in recent years been shipped to the United States, depressing prices here.
     LSPI production for the year reached the record level of 241,000 tons, exceeding the mill's designed capacity. Productivity outpaced all competing supercalendered paper machines and resulted in the company's being named the world's most efficient SCA mill. The eight-year-old mill achieved this without investing additional capital. Breakthroughs came about as a result of empowered employees continually finding better, more efficient ways of getting things done.
     LSPI should be able to capitalize on the favorable paper market industry experts project to continue through at least 1996. No new paper-making machines are scheduled to begin operations in that time period, and paper prices have increased by 14 percent since September 1994. LSPI's goals are to continually improve productivity and to further reduce costs while providing high-quality customer service.
     When we decided to go into the joint venture that led to the start-up of LSPI, our goals were to create jobs, gain a new industrial customer for our electric utility business, launch a business with expansion potential, and earn a profit on our investment. These goals have largely been achieved. The plant provides more than 300 jobs in the mill plus another 300 in logging and trucking. It requires 48 megawatts of power.
     Therefore, should a favorable opportunity arise through our joint venture partner's pursuit of a sale of its interest in LSPI, Minnesota Power would consider a sale of its interest. Among factors that would influence us in favor of a sale would be the expectation that the new owner would ultimately expand the mill to its full potential.
     If LSPI is sold, the deal might also include the sale of Superior Recycled Fiber Industries, the pulp production plant that is adjacent to and operated by LSPI.
     SRFI produces recycled pulp from office scrap paper. Commercial operations began at SRFI in November 1993. It produced 84,000 tons of recycled pulp and contributed $906,000 to Minnesota Power earnings in 1994.

As expected, demand for recycled paper gathered further momentum during the year, and this in turn spurred intense production efforts at SRFI.

     The $78 million plant produces high-quality recycled pulp for making printing papers, such as Potlatch Corporation's Quintessence RemarqueTM used in this report.
     SRFI's production rate at the end of 1994 exceeded the plant's designed capacity of 247 tons per day. The demand for recycled pulp will likely continue to rise as federal agency requirements for copying paper containing at least

[PHOTO OF MIKE COCHRAN, MARY SCHOENROCK, JOLYNN NILSON, KARLA STROMBECK, RUSS SCHUMACHER, AND DIANE STUART]
Improving Customer Service Spawns a New Business

"Know thy customer" is good advice for any business, and technology is helping us do this. In 1989 we formed a team to evaluate potential new customer information computer programs for our utility businesses. None of the available options satisfied the standards set by our team, so they designed their own system. After four years of hard work, Minnesota Power's Customer Information System is not only on-line and performing well, it is being profitably licensed to other companies around the world. Pictured, from left: Mike Cochran, Mary Schoenrock, JoLynn Nilson, Karla Strombeck, Russ Schumacher, and Diane Stuart helped organize and manage the project.

20% post-consumer waste take effect. SRFI's production is virtually sold out through 1995.
     SRFI's goal is to increase production further by eliminating bottlenecks and further improving efficiency.
     The chief challenge to further expansion of SRFI's business is the procurement of scrap paper. SRFI recycles nearly 10% of all office scrap paper collected in the United States. Although office sector sources are reasonably well developed, at least half of all scrap paper suitable for recycling is in private homes and no systematic means of recapturing it exists at this time.

[PHOTO OF DAVE EVENS]
Baffling the Bubbles

At the front end of LSPI's paper machine, there's a large cylindrical tank called a Deculator, where air bubbles are removed from water that carries pulp into the machine. Too many bubbles cause defects in the paper. Bubbles and turbulence problems had been increasing last year as LSPI sped up the machine. So LSPI's Dave Evens built a plastic replica of the Deculator to learn what was causing the excess turbulence, then designed modifying baffles to correct the problem. Now the machine runs faster, LSPI is saving $35,000 a year on defoaming additives, and the Finnish manufacturer of the Deculator is paying our mill an annual royalty on the improvement: U.S. Patent No. 5,236,475.

Comparing Financial Results from 1994, 1993 and 1992

     Income from the Company's investments declined $19.7 million in 1994 primarily due to unfavorable conditions in the securities markets and a 21-cent-per-share write-off of the Company's $10.1 million investment in Granite Partners, a limited partnership that filed for bankruptcy protection in 1994. Capital Re contributed positively all three years. Investments and reinsurance income was $13.4 million lower in 1993 than in 1992, reflecting the adoption of new accounting principles, lower returns due to market conditions, and a $5.1 million gain from the redemption by the issuer of a preferred stock investment in 1992.
     Investment income includes revenue of $31.7 million in 1994, $31 million in 1993, and $28.7 million in 1992 from operations and the sale of certain assets by Lehigh.
     In December 1992, $15.5 million of debt issued for the purchase of the real estate properties and operations was extinguished, and Lehigh assumed some contingent liabilities for which it had previously been indemnified by the previous owner. This transaction resulted in a non-taxable extraordinary gain to Lehigh of approximately $7.2 million. The Company's two-thirds share of this gain contributed 16 cents to earnings per share in 1992.
     LSPI returned to profitability in 1994, earning $3.1 million pre-tax, compared with a pre-tax loss of $3.7 million in 1993 and pre-tax income of $3.4 million in 1992. LSPI had total sales of $152 million in 1994, $143 million in 1993, and $150 million in 1992. The mill shipped 241,000 tons of paper in 1994, compared with 235,000 tons in 1993, and 220,000 tons in 1992. The Company's share of LSPI's pre-tax income was $1.5 million in 1994, compared with a $1.8 million pre-tax loss in 1993, and $1.7 million pre-tax income in 1992.
     The Company has an 82.5% ownership interest in Reach All, a manufacturer of specialized truck-mounted lifting equipment used by utilities and governmental entities. The Company recognized Reach All pre-tax losses of $5.2 million in 1994, $764,000 in 1993, and $3.1 million in 1992.

LIQUIDITY AND CAPITAL RESOURCES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     As detailed in the consolidated statement of cash flows, cash flows from operating activities in 1994 were affected by a number of factors representative of normal operations.
     The Company's Automatic Dividend Reinvestment and Stock Purchase Plan
(DRIP) was amended in January 1993 to allow the DRIP to meet its needs by purchasing original-issue common shares from the Company or buying common shares on the open market. The DRIP has been buying on the open market since January 1994.
     In 1994 SSU sold $10.3 million of inter-local tax-exempt bonds to finance several water projects in Florida. The bonds carry a variable interest rate currently at 3 1/2%. A portion of the proceeds from the Venice Gardens utility sale was used to redeem SSU's $15 million of First Mortgage Bonds, 15 1/2% Series due 1994.

     The Company estimates its capital requirements through 2000 will be met primarily with internally generated funds.

     Working capital, if and when needed, generally is provided by the sale of commercial paper. In addition, securities investments can be liquidated to provide funds for reinvestment in existing businesses or acquisition of new businesses, and approximately 900,000 original-issue shares of common stock are available for issuance through the DRIP. If the ADESA transaction is approved by ADESA shareholders, cash from the liquidation of investments is expected to be used for the $167 million purchase.
     The Company is committed to guarantee a portion of LSPI's lease obligation to a maximum of $95 million and expects that short-term loans to LSPI will fluctuate during 1995 but may approximate the $35 million note receivable outstanding as of Dec. 31, 1994.
     Minnesota Power's electric utility first mortgage bonds and secured pollution control bonds are currently rated the following investment grades:
A3 by Moody's Investor Service, A- by Standard & Poor's, and A by Duff & Phelps. The disclosure of these security ratings is not a recommendation to buy, sell or hold the Company's securities.

     In 1994 capital expenditures in our electric business consisted of routine plant improvements and upgrades. Our power supply and projected demand are in balance.

     No new power plants or major changes to existing plants are expected in the 1995-2009 period. Future water utility capital expenditures include facility upgrades to meet environmental standards and new water and wastewater treatment facilities to accommodate customer growth.
     Consolidated capital expenditures in 1994 totaled $81 million, including $45 million for the electric utility operations, $28 million for the water utility operations, $3 mil-

[PHOTO OF JOAN ADLER]
The Value of Safety

Lehigh Acquisition Corporation, our Florida real estate affiliate, employs people in building trades, site preparation, road construction and other jobs considered high-risk by insurers. Determined to do something about accidents and high workers' compensation premiums, Lehigh's Joan Adler designed a safety incentive program that slashed accident rates, lowered premiums, and garnered a premium refund of $99,116 in 1994. Another refund is expected in '95.

lion for the pulp production plant, and $5 million for an affordable housing project. Internally generated funds were used for capital expenditures for the electric business. Water utility and affordable housing capital expenditures were funded through long-term financing and with inter-nally generated funds.
     Capital expenditures are expected to be $65 million in 1995 and total about $232 million for 1996 through 1999. The 1995 amount includes $30 million for routine electric capital expenditures, $26 million for upgrades, water reuse projects and new water facilities, and $9 million for coal mining equipment and other capital expenditures. The Company expects to finance the majority of its capital expenditures with internally generated funds.

     We increased our common dividend in January 1995, the 25th consecutive annual increase.

     In 1994 the Company paid out 98% of its per-share earnings in dividends. Given the lack of major construction needs and the liquidity of our securities investment portfolio, we do not believe this high payout ratio to be detrimental in the short run.
     Over the longer term, Minnesota Power's goal is to reduce dividend payout to 70% of earnings. We expect to do this by increasing earnings rather than reducing dividends. Our goal is for earnings per share to grow from their 1994 level of $2.06 to a minimum of $3.25 by the year 2000. Our corporate strategic plan calls for about one-third of earnings to come from electric utility operations, another third from water utility operations, and the remainder from our Investments and Corporate Services area.

Capital Spending
Millions of Dollars
(Graphic material omitted.)
                         1992      1993      1994
Electric Utility          45        58       45
Water Utility             32        20       28
Investments and
  Corporate Services      32        43        9
                         ---       ---       --
                         109       121       82

In 1994 capital spending totaled $81 million, 31% less than the previous year.

Projected Capital Spending
(Graphic material omitted.)
                         1995      1996      1997      1998      1999
Millions of Dollars      65        61        57        57        57

Capital spending for the 1995-99 period is expected to average 39% below the levels of the past five years. Most will be funded from internal sources.

Price Ranges and Dividends Paid Per Share
                       New York Stock Exchange      American Stock Exchange
                    ----------------------------  ---------------------------
                               Common                5%  Series Preferred
                    ----------------------------  ---------------------------
                                       Dividends                    Dividends
Quarter             High      Low        Paid     High      Low        Paid
----------------    -----     -----   ----------  ----      ---    ----------
1994 -    First     $33       $28       $0.505    $73       $68       $1.25
          Second     30 1/8    25        0.505     68 1/2    61        1.25
          Third      28 1/8    25        0.505     64        60 1/4    1.25
          Fourth     26 5/8    24 3/4    0.505     64        55        1.25
                                        ------                        -----
          Annual                        $2.02                         $5.00

1993 -    First     $36 1/2   $32 5/8   $0.495    $72 1/2   $62       $1.25
          Second     36 3/8    34        0.495     71        68 1/2    1.25
          Third      36 1/2    35 1/4    0.495     73 1/2    69 1/4    1.25
          Fourth     35 1/2    30        0.495     74        68 1/2    1.25
                                        ------                        -----
          Annual                        $1.98                         $5.00
                       American Stock Exchange
                    ----------------------------
                       $7.36 Series Preferred
                    ----------------------------
                                       Dividends
Quarter             High      Low        Paid
----------------    -----     -----   ----------
1994 -    First     $105      $100      $1.84
          Second     101        93 3/4   1.84
          Third       96        88 3/4   1.84
          Fourth      91 5/8    84 3/4   1.84
                                        -----
          Annual                        $7.36

1993 -    First     $100      $95 1/2   $1.84
          Second     103       97        1.84
          Third      105      100        1.84
          Fourth     104       99        1.84
                                        -----
          Annual                        $7.36

The Company has paid dividends without interruption on its common stock since 1948, the date of initial distribution of the Company's common stock by American Power & Light Company, the former holder of all such stock. Listed above are dividends paid per share and the high and low prices for the Company's common and preferred stock as reported by The Wall Street Journal, Midwest Edition. On Dec. 31, 1994, there were approximately 27,000 common stock shareholders. On Jan. 25, 1995, the Board of Directors declared a quarterly dividend of 51 cents, payable March 1, 1995, to common stock shareholders of record on Feb. 15, 1995.

                                                                      REPORTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Independent Accountant

To the Shareholders and
Board of Directors of Minnesota Power

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Minnesota Power and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     Effective January 1, 1993, the Company changed its method of accounting for income taxes and the employee stock ownership plan as discussed in Notes 13 and 15, respectively, to the consolidated financial statements.


Price Waterhouse LLP


Minneapolis, Minnesota
January 24, 1995

Management

     The consolidated financial statements and other financial information were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles as applied to regulated utilities and necessarily include some amounts that are based on informed judgments and best estimates of management.
     To meet its responsibilities with respect to financial information, management maintains and enforces a system of internal accounting controls designed to provide assurance, on a cost effective basis, that transactions are carried out in accordance with management's authorizations and that assets are safeguarded against loss from unauthorized use or disposition. The system includes an organizational structure which provides an appropriate segregation of responsibilities, careful selection and training of personnel, written policies and procedures, and periodic reviews by the internal audit department. In addition, the Company has a personnel policy which requires all employees to maintain a high standard of ethical conduct. Management believes the system is effective and provides reasonable assurance that all transactions are properly recorded and have been executed in accordance with management's authorization. Management modifies and improves its system of internal accounting controls in response to changes in business conditions. The Company's internal audit staff is charged with the responsibility for determining compliance with Company procedures.
     Five directors of the Company, not members of management, serve as the Audit Committee. The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent accountants to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. The internal auditors and the independent accountants have full and free access to the Audit Committee without management present.
     Price Waterhouse LLP, independent accountants, is engaged to express an opinion on the financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of internal controls and a test of transactions to the extent necessary to allow them to report on the fairness of the operating results and financial condition of the Company.


Arend Sandbulte

Arend J. Sandbulte
Chairman and President


David G. Gartzke

David G. Gartzke
Chief Financial Officer

                                           CONSOLIDATED FINANCIAL STATEMENTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Minnesota Power
Consolidated Balance Sheet
     December 31                                      1994          1993
---------------------------------------------------------------------------
                                                        In thousands
Assets
Plant and Other Assets
  Electric utility operations                   $  784,931     $  780,207
  Water utility operations                         295,451        303,714
  Investments and corporate services               362,006        319,924
                                                ----------     ----------
     Total plant and other assets                1,442,388      1,403,845
                                                ----------     ----------
Current Assets
  Cash and cash equivalents                         27,001         31,674
  Trading securities                                74,046         98,244
  Trade accounts receivable
  (less reserve of $1,041 and $1,565)               51,105         50,336
  Notes and other accounts receivable               61,654         48,362
  Fuel, material and supplies                       26,405         20,764
  Prepayments and other                             25,927         22,589
                                                ----------     ----------
     Total current assets                          266,138        271,969
                                                ----------     ----------
Deferred Charges
Regulatory                                          74,919         59,917
Other                                               24,353         24,795
                                                ----------     ----------
     Total deferred charges                         99,272         84,712
                                                ----------     ----------
Total Assets                                    $1,807,798     $1,760,526
----------------------------------------------------------------------------
Capitalization and Liabilities
Capitalization
  Common stock without par value, 65,000,000
     shares authorized;
     31,246,557 and 31,206,803
     shares outstanding                         $  371,178     $  370,681
  Unearned ESOP shares                             (76,727)       (80,721)
  Net unrealized gain (loss) on
     securities investments                         (5,410)         1,488
  Retained earnings                                272,646        271,177
                                                ----------     ----------
     Total common stock equity                     561,687        562,625
  Cumulative preferred stock                        28,547         28,547
  Redeemable serial preferred stock                 20,000         20,000
  Long-term debt                                   601,317        611,144
                                                ----------     ----------
     Total capitalization                        1,211,551      1,222,316
                                                ----------     ----------
  Current Liabilities
  Accounts payable                                  36,792         35,680
  Accrued taxes                                     41,133         42,542
  Accrued interest and dividends                    14,157         13,812
  Notes payable                                     54,098         20,475
  Long-term debt due within one year                12,814          7,294
  Other                                             23,799         10,542
                                                ----------     ----------
     Total current liabilities                     182,793        130,345
                                                ----------     ----------
Deferred Credits
  Accumulated deferred income taxes                192,441        187,436
  Contributions in aid of construction              87,036         97,190
  Regulatory                                        55,996         60,520
  Other                                             77,981         62,719
                                                ----------     ----------
     Total deferred credits                        413,454        407,865
                                                ----------     ----------
Commitments and Contingencies
                                                ----------     ----------
Total Capitalization and Liabilities            $1,807,798     $1,760,526
---------------------------------------------------------------------------

             The accompanying notes are an integral part of these statements.

Consolidated Statement of Income
For the year ended December 31                   1994       1993        1992
------------------------------------------------------------------------------
                                        In thousands except per share amounts
Operating Revenue and Income
  Electric utility operations                $453,182   $457,719    $449,803
  Water utility operations                     91,224     65,463      53,595
  Investments and corporate services           93,376     66,425      72,799
                                             --------   --------    --------
     Total operating revenue and income       637,782    589,607     576,197
                                             --------   --------    --------
  Operating Expenses
  Fuel and purchased power                    157,687    170,277     168,483
  Operations                                  270,604    215,066     193,155
  Administrative and general                   79,922     75,091      75,986
  Interest expense                             52,070     43,534      47,479
                                             --------   --------    --------
     Total operating expenses                 560,283    503,968     485,103
                                             --------   --------    --------

Income from Equity Investments                  5,300      3,929       4,352
                                             --------   --------    --------

Operating Income                               82,799     89,568      95,446

Income Tax Expense                             21,466     26,947      26,989
                                             --------   --------    --------

Income Before Extraordinary Item               61,333     62,621      68,457
  Extraordinary gain on early
     extinguishment of debt                         -          -       4,831
                                             --------   --------    --------
Net Income                                     61,333     62,621      73,288
  Dividends on preferred stock                 (3,200)    (3,342)     (3,807)
  Tax benefits of ESOP dividends                   -          -        3,206
                                             --------   --------    --------
Earnings Available for Common Stock          $ 58,133   $ 59,279    $ 72,687
                                             --------   --------    --------

Average Shares of Common Stock                 28,239     26,987      29,442

  Earnings Per Share of Common Stock
  Before extraordinary item                     $2.06      $2.20       $2.31
  Extraordinary item                                -          -        0.16
                                             --------   --------    --------
     Total earnings per share                   $2.06      $2.20       $2.47

Dividends Per Share of Common Stock             $2.02      $1.98       $1.94
------------------------------------------------------------------------------

Consolidated Statement of Retained Earnings
For the year ended December 31                   1994       1993        1992
------------------------------------------------------------------------------
                                                          In thousands
Balance at Beginning of Year                 $271,177   $265,648    $252,926
  Net income                                   61,333     62,621      73,288
  Redemption and retirement of stock                -       (425)     (2,847)
  Tax benefits of ESOP dividends                    -          -       3,206
                                             --------   --------    --------
          Total                               332,510    327,844     326,573
                                             --------   --------    --------
Dividends Declared
  Preferred stock                               3,200      3,342       3,807
  Common stock                                 56,664     53,325      57,118
                                             --------   --------    --------
          Total                                59,864     56,667      60,925
                                             --------   --------    --------
Balance at End of Year                       $272,646   $271,177    $265,648
------------------------------------------------------------------------------

              The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows
For the year ended December 31                   1994       1993        1992
------------------------------------------------------------------------------
                                                       In thousands
Operating Activities
     Net income                              $ 61,333   $ 62,621    $ 73,288
     Depreciation                              50,236     43,508      39,071
     Amortization of coal contract
     termination costs                          3,920     18,460      14,553
     Deferred income taxes                      6,201      5,517       1,940
     Deferred investment tax credits           (2,478)    (2,035)     (1,568)
     Pre-tax gain on sale of plant assets     (19,147)      (812)       (360)
     Extraordinary gain on early
     extinguishment of debt                         -          -      (4,831)
     Changes in operating assets and
     liabilities
          Notes and accounts receivable       (14,061)   (11,999)    (21,623)
          Fuel, material and supplies          (5,641)     4,226       7,513
          Accounts payable                      1,112     (1,170)      1,628
          Other current assets and
          liabilities                          29,133      2,473     (12,421)
     Other deferred credit - unbilled
          revenue                                   -     (5,070)      5,070
     Other - net                                5,857      7,024      (3,946)
                                              -------    -------     -------
          Cash from operating activities      116,465    122,743      98,314
                                              -------    -------     -------
Investing Activities
     Proceeds from sale of investments
     in securities                             59,339    242,950     275,284
     Proceeds from sale of plant               37,361      6,584       2,745
     Additions to investments                 (97,620)  (266,276)   (243,296)
     Additions to plant                       (80,161)   (68,156)    (72,782)
     Changes to other assets - net            (10,699)   (54,763)    (31,215)
                                              -------    -------     -------
          Cash for investing activities       (91,780)  (139,661)    (69,264)
                                              -------    -------     -------
Financing Activities
     Issuance of common stock                   1,033     57,605         892
     Issuance of long-term debt                21,982    171,571     295,286
     Issuance of preferred stock                    -          -      20,000
     Changes in notes payable                  33,623    (33,496)     24,105
     Reductions of long-term debt             (26,132)  (105,256)   (294,073)
     Redemption of preferred stock                  -     (2,000)    (25,248)
     Dividends on preferred and common stock  (59,864)   (56,667)    (60,925)
     Reacquired and retired common stock            -          -      (1,567)
                                              -------    -------     -------
          Cash (for) from financing
          activities                          (29,358)    31,757     (41,530)
                                              -------    -------     -------
Change in Cash and Cash Equivalents            (4,673)    14,839     (12,480)
Cash and Cash Equivalents at
     Beginning of Period                       31,674     16,835      29,315
                                              -------    -------     -------
Cash and Cash Equivalents at End of Period   $ 27,001   $ 31,674    $ 16,835
                                             --------   --------    --------

Supplemental Cash Flow Information
     Cash paid during the period for
          Interest (net of capitalized)       $48,385    $41,840     $45,337
          Income taxes                        $20,584    $24,490     $21,344

Noncash Investing and Financing Activities
     (Note 2)
------------------------------------------------------------------------------

              The accompanying notes are an integral part of these statements.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
1    Business Segments
-------------------------------------------------------------------------------

Thousands                                                  Electric                Water Utility
                                  Consolidated        Utility Operations            Operations
                                  ------------        ------------------           -------------


For the Year Ended Dec. 31                           Electric       Coal
--------------------------                           --------       ----
1994
Revenue and income                 $  637,782        $426,183    $26,999             $ 91,224 <F1>
Operation and other expense           457,977         313,560     20,438               47,754
Depreciation expense                   50,236          35,094      1,352                8,936
Interest expense                       52,070          19,057      1,035               12,214
Income from equity investments          5,300               -          -                    -
                                   ----------        --------    -------             --------
Operating income (loss)                82,799          58,472      4,174               22,320
Income tax expense (benefit)           21,466          23,140      1,114                8,733
                                   ----------        --------    -------             --------
Net income (loss)                  $   61,333        $ 35,332    $ 3,060             $ 13,587
                                   ----------        --------    -------             --------
Capital expenditures               $   80,953        $ 42,705    $ 1,957             $ 27,636
Total assets                       $1,807,798        $933,784    $28,353             $326,015
Accumulated depreciation           $  582,075        $471,285    $17,598             $ 88,404
Construction work in progress      $   27,619        $ 21,736          -             $  5,883
------------------------------------------------------------------------------------------------
1993
Revenue and income                 $  589,607        $433,117    $24,602             $ 65,463
Operation and other expense           415,839         318,813     18,609               42,550
Depreciation expense                   44,595          32,774      1,095                9,792
Interest expense                       43,534          18,860      1,024                9,997
Income from equity investments          3,929               -          -                    -
                                   ----------        --------    -------             --------
Operating income (loss)                89,568          62,670      3,874                3,124
Income tax expense (benefit)           26,947          25,120      1,150                1,055
                                   ----------        --------    -------             --------
Net income (loss)                  $   62,621        $ 37,550    $ 2,724             $  2,069
                                   ----------        --------    -------             --------
Capital expenditures               $  120,696        $ 50,992    $ 6,670             $ 19,635
Total assets                       $1,760,526        $910,039    $27,998             $329,578
Accumulated depreciation           $  546,706        $443,285    $16,097             $ 86,609
Construction work in progress      $   31,227        $ 18,019          -             $ 13,208
------------------------------------------------------------------------------------------------
1992
Revenue and income                 $  576,197        $426,042    $23,761             $ 53,595
Operation and other expense           398,139         308,024     18,426               40,002
Depreciation expense                   39,485          30,902        881                7,530
Interest expense                       47,479          27,504        958                8,343
Income from equity investments          4,352               -          -                    -
                                   ----------        --------    -------             --------
Operating income (loss)                95,446          59,612      3,496               (2,280)
Income tax expense (benefit)           26,989          18,849      1,007                 (681)
Extraordinary item                      4,831               -          -                    -
                                   ----------        --------    -------             --------
Net income (loss)                  $   73,288        $ 40,763    $ 2,489             $ (1,599)
                                   ----------        --------    -------             --------
Capital expenditures               $  109,432        $ 43,559    $ 1,562             $ 32,224
Total assets                       $1,625,504        $865,787    $22,806             $321,659
Accumulated depreciation           $  509,542        $419,751    $14,803             $ 74,971
Construction work in progress      $   28,552        $ 19,524          -             $  9,028
------------------------------------------------------------------------------------------------
Thousands
                                      Investments and Corporate Services
                                   ----------------------------------------
                                   Portfolio,
                                   Reinsurance                     Paper &
For the Year Ended Dec. 31           & Other      Real Estate        Pulp
--------------------------         -----------    -----------      -------
1994
Revenue and income                 $  8,462 <F2>    $31,653       $ 53,261
Operation and other expense           9,583          20,510         46,132
Depreciation expense                     78             276          4,500
Interest expense                     16,226              12          3,526
Income from equity investments        2,973 <F3>          -          2,327
                                   --------         -------       --------
Operating income (loss)             (14,452)         10,855          1,430
Income tax expense (benefit)        (12,597)            691            385
                                   --------         -------       --------
Net income (loss)                  $ (1,855)        $10,164 <F4>  $  1,045
                                   --------         -------       --------
Capital expenditures               $  4,889            $569       $  3,197
Total assets                       $308,612         $35,900       $175,134
Accumulated depreciation           $     74               -       $  4,714
Construction work in progress             -               -              -
-----------------------------------------------------------------------------
1993
Revenue and income                 $ 29,570         $31,029       $  5,826 <F5>
Operation and other expense           6,946          22,523          6,398
Depreciation expense                      6             230            698
Interest expense                     12,839              15            799
Income from equity investments        5,795               -         (1,866)
                                   --------         -------       --------
Operating income (loss)              15,574           8,261         (3,935)
Income tax expense (benefit)           (371)          1,861         (1,868)
                                   --------         -------       --------
Net income (loss)                  $ 15,945         $ 6,400       $ (2,067)
                                   --------         -------       --------
Capital expenditures                      -               -       $ 43,399
Total assets                       $301,548         $31,801       $159,562
Accumulated depreciation                  -               -       $    715
Construction work in progress             -               -              -
-----------------------------------------------------------------------------
1992
Revenue and income                 $ 44,137         $28,662
Operation and other expense           9,233          21,387       $  1,067
Depreciation expense                      1             163              8
Interest expense                      8,694           1,744            236
Income from equity investments        2,682               -          1,670
                                   --------         -------       --------
Operating income (loss)              28,891           5,368            359
Income tax expense (benefit)          7,606               -            208
Extraordinary item                        -           4,831 <F6>         -
                                   --------         -------       --------
Net income (loss)                  $ 21,285         $10,199       $    151
                                   --------         -------       --------
Capital expenditures                      -               -       $ 32,087
Total assets                       $290,667         $31,633       $ 92,952
Accumulated depreciation                  -               -       $     17
Construction work in progress             -               -              -
-----------------------------------------------------------------------------

<F1> Includes a $19.1 million pre-tax gain from the sale of certain water plant assets.
<F2> Includes a $10.1 million pre-tax loss from the write-off of an investment.
<F3> Includes a $5.2 million pre-tax loss from the equipment manufacturing business.
<F4> Includes $3.6 million of net income related to escrow funds.
<F5> Pulp mill operations began in November 1993.
<F6> The extraordinary gain is a result of an early extinguishment of debt.

2    Summary of Significant Accounting Policies
     System of Accounts. The accounting records of Minnesota Power are maintained in accordance with generally accepted accounting principles.
     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiary companies. All material intercompany balances and transactions between subsidiaries have been eliminated in consolidation. The prior years consolidated financial statements have been reclassified to present comparable information for all years.
     Plant and Depreciation. Plant is recorded at original cost. The cost of additions to plant and replacement of retirement units of property are capitalized. Maintenance costs and replacements of minor items of property are charged to expense as incurred. Costs of depreciable units of plant retired are eliminated from the plant accounts. Such costs plus removal expenses less salvage are charged to accumulated depreciation. Plant stated on the balance sheet includes construction work in progress and is net of accumulated depreciation. (See note 1.)
     Various pollution abatement facilities are leased from municipalities which have issued pollution control revenue bonds to finance the cost of the facilities. The cost of the facilities and the related debt obligation, which is guaranteed by the Company, has been recorded as electric plant and long-term debt, respectively.
     Depreciation of utility plant is computed using rates based on estimated useful lives of the various classes of property. Provisions for book depreciation of the average original cost of depreciable property approximated 3% in 1994, 2.9% in 1993 and 2.7% in 1992. In 1995 the Company will begin recovering through rates approved by the MPUC in November 1994 approximately $1.3 million each year to pay for decommissioning of coal-fired power plants.
     Contributions in aid of construction (CIAC), recorded at estimated original cost, relate to water and wastewater plant contributed to the Company by developers and customers. CIAC is amortized on the straight-line method over the estimated life of the asset to which it relates when placed in service. Amortization of CIAC reduces depreciation expense.
     The Company's water plant includes plant held for future use which consists primarily of distribution and collection systems that will be placed in service as additional customers are connected to the systems. These systems are not depreciated until placed in service. The Company had $34.9 and $35.2 million of plant held for future use at Dec. 31, 1994 and 1993. CIAC funded approximately $21 million of plant held for future use in 1994 and 1993.
     Fuel, Material and Supplies. Fuel, materials and supplies are stated at the lower of cost or market. Cost is determined by the average cost method.
     Deferred Regulatory Charges and Credits. The Company is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." The Company capitalizes as deferred regulatory charges incurred costs which are expected to be recovered in future utility rates. Deferred regulatory credits represent amounts expected to be credited to customers in rates. (See note 3.)
     Revenue and Income Recognition.
     Electric Utility Operations. The Company files for periodic rate revisions with the Minnesota Public Utilities Commission (MPUC), the Federal Energy Regulatory Commission (FERC), and the Public Service Commission of Wisconsin. The MPUC had regulatory authority over approximately 77% in 1994, 76% in 1993 and 79% in 1992 of the Company's total electric utility operations revenue. Interim rates in Minnesota are placed into effect, subject to refund with interest, pending a final decision by the MPUC.
     Customer meters are read and bills are rendered on a cycle basis. Revenue is accrued for service provided but not yet billed. The service rates of the Company to all classes of customers include fuel adjustment clauses under which fuel and purchased energy costs above or below the base levels in rate schedules are billed or credited to customers. In addition, billings to retail electric customers reflect an annual billing adjustment mechanism applied monthly for recovery of CIP expenditures.
     During 1994, 1993 and 1992, revenue derived from one major customer was $60.2, $59.6 and $57.8 million, respectively. Revenue derived from another major customer was $45.3, $45 and $47 million, respectively.
     Water Utility Operations. The Company provides water service to communities in Florida, North Carolina, South Carolina and Wisconsin. Water rates are under the jurisdiction of various state and county regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for water sold but not billed.
     Investments and Corporate Services. Investments and corporate services includes revenue from the sale of pulp and real estate, and income from securities investments. Pulp and real estate revenue is recognized on the accrual basis. Securities investments are accounted for in accordance with SFAS 115, adopted on Dec. 31, 1993. (See note 4.)
     Income Taxes. Investment tax credits for utility property are amortized over the service life of the related property. Deferred taxes are provided on temporary differences between the book and tax basis of assets and liabilities which will have a future impact on taxable income.
     Unamortized Expense, Discount and Premium on Debt. Expense, discount and premium on debt are deferred and amortized over the lives of the related issues.
     Statement of Cash Flows. The Company considers all investments purchased with maturities of three months or less to be cash equivalents.
     Noncash financing activities in 1994, 1993 and 1992 included $3.6, $3.7 and $2.7 million, respectively, relating to debt service on the ESOP promissory note and the ESOP debt guaranteed by the Company. (See note 15.) Other noncash financing activities in 1993 included the issuance of 140,648 shares of common stock, with a market value at the time of issuance of approximately $4.9 million, in exchange for an additional 13.4% ownership interest in Lehigh.

3    Regulatory Matters
     Electric Utility Rate Proceedings. In January 1994 the Company filed with the MPUC a request for a final annual rate increase from all retail electric customers of $34 million, or 11.8%, and a 12.5% return on equity. In August 1994 the Company reduced its requested annual increase of $34 million to $27 million for 1994 and $23 million for 1995 because of reductions in the projected cost of service and the addition of long-term contract commitments by a taconite customer. On Feb. 17, 1994, the MPUC voted to approve the Company's requested annual interim rate increase of $20 million, or 7%. This interim rate increase began on March 1, 1994, subject to refund with interest, and will continue until final rates are effective.
     In November 1994, the MPUC granted the Company an increase in annual electric operating revenue of $19 million and an 11.6% return on equity. Rates for large industrial customers will increase less than 4%, while the rate for small businesses will increase 6.5%. The rate increase for residential customers will be phased in over three years: 13.5% beginning in 1995, 3.75% in January 1996 and another 3.75% in January 1997. In 1994 the Company collected $17.2 million of interim revenue subject to refund with interest. The Company has reserved $6.1 million of the interim revenue for anticipated refunds. Final rates are expected to be effective in the second quarter of 1995.
     In January 1994 the Company began recovering ongoing 1994 CIP expenditures and $8.2 million of deferred CIP expenditures incurred prior to Dec. 31, 1993, through an annual billing adjustment mechanism approved by the MPUC. Through the adjustment the Company is allowed to recover current and deferred CIP expenditures and a lost margin associated with power saved as a result of these programs. The adjustment is revised annually to reflect CIP expenditures that differ from the base level included in the rate schedules. The Company collected $7.8 million of CIP related revenue in 1994.
     Water Utility Rate Proceedings. In 1993 the FPSC and certain Florida counties approved final annual rate increases totaling $16 million of $21.2 million requested by SSU. The FPSC ordered uniform rates for 90 water and 37 wastewater systems in SSU's 1992 consolidated rate filing in Florida. Uniform rates are based on companywide costs rather than costs related to individual systems. In 1993 the FPSC initiated a separate investigation to determine if, as a matter of policy, uniform rates are appropriate for Florida water utilities. In August 1994 the FPSC reaffirmed the appropriateness of the uniform rate structure.
     Under Florida law, water and wastewater utilities may make an annual index filing designed to recover inflationary costs associated with operation and maintenance expenses. The law's intent is to provide inflationary relief to utilities, thus delaying or avoiding the costs associated with full rate case filings. Under another Florida law, water and wastewater utilities may make an annual pass-through filing to recover increased purchased water and wastewater treatment costs and property tax increases. The FPSC approved annual rate increases totaling $2.9 million of the $3 million requested in SSU's 1993 and 1994 index filings and 1994 pass-through filings.
     Peabody Contract Buyout. In 1991 Minnesota Power and Peabody Coal Company (Peabody) executed an agreement to terminate the 1968 Coal Supply Contract between the parties (the Coal Contract) two years ahead of the scheduled termination date.
     In accordance with orders issued by the MPUC and the FERC, the Company used the retail and resale fuel adjustment clauses to pass through to electric customers the $35 million charge (plus a return on the funds used to make the payment) paid by the Company in December 1991 to terminate the Coal Contract. The early termination allowed the Company to purchase lower-priced coal on the open market and eliminated all of the Company's future responsibility relating to the Coal Contract. The impact of this ratemaking treatment on the consolidated income statement was the recognition of $3.9, $18.5, and $14.5 million in 1994, 1993, and 1992 of the Coal Contract termination costs as fuel expense and the recovery of these costs in revenue through the fuel adjustment clauses.
     Deferred Regulatory Charges and Credits. Based on current rate treatment, the Company believes it will continue to recover from ratepayers all deferred regulatory charges.

Summary of Deferred Regulatory                        Dec. 31,
Charges and Credits                             1994           1993
----------------------------------------------------------------------
                                                  In thousands
Deferred Charges
     SFAS 109 - Income taxes                 $22,977        $23,596
     SFAS 106 - Postretirement benefits       12,834          6,549
     CIP                                      10,471          8,172
     Premium on reacquired debt                9,119          9,892
     Other                                    19,518         11,708
                                             -------        -------
                                              74,919         59,917
Deferred Credits
     SFAS 109 - Income taxes                  55,996         60,520
                                             -------        -------
Net deferred regulatory charges
     and credits                             $18,923        $  (603)
----------------------------------------------------------------------

4    Financial Instruments
     Securities Investments. The majority of the Company's securities investments are investment-grade stocks of other utility companies and are considered by the Company to be conservative investments.
     The Company classifies its investments in equity and debt securities in three categories: Trading securities are those bought and held principally for near-term sale. They are recorded on the balance sheet at fair value as part of current assets, with changes in fair value during the period included in earnings. Held-to-maturity securities are those the Company has the ability and intent to hold to maturity. They are recorded at amortized cost in investments and corporate services on the balance sheet. Available-for-sale securities are those that do not fit either of the previous two categories. They are recorded at fair value in investments and corporate services on the balance sheet. Changes in fair value during the period are recorded net of tax as a separate component of common stock equity. If the fair value of any available-for-sale or held-to-maturity securities declines below cost and the decline is considered other than temporary, the securities are written down to fair value and the losses charged to earnings. Realized gains and losses are computed on each specific investment sold.

                                          Gross Unrealized         Fair
                                          -----------------
Summary of Securities           Cost      Gain       (Loss)       Value
--------------------------------------------------------------------------
                                          In thousands
Dec. 31, 1994
Trading                                                          $ 74,046
                                                                 --------
Available-for-sale
     Common stock             $ 10,636   $   86     $(1,748)     $  8,974
     Preferred stock           117,860    2,747      (3,893)      116,714
                              --------   ------     -------      --------
                              $128,496   $2,833     $(5,641)      125,688
Held-to-maturity
     Leveraged preferred
     stock                    $  2,013                              2,013
                                                                 --------
Total securities investments                                     $127,701
                                                                 --------
----------------
Dec. 31, 1993
Trading                                                          $ 98,244
                                                                 --------
Available-for-sale
     Common stock             $ 11,267   $  306     $  (463)     $ 11,110
     Preferred stock            91,191    3,101        (407)       93,885
                              --------   ------     -------      --------
                              $102,458   $3,407     $  (870)      104,995
Held-to-maturity
     Leveraged preferred
     stock                    $  7,179                              7,179
                                                                 --------
Total securities investments                                     $112,174
---------------------------------------------------------------------------

     The net unrealized gain (loss) on securities investments on the balance sheet at Dec. 31, 1994, includes $3.8 million from the Company's share of Capital Re's unrealized holding losses.

                                                            Year Ended
                                                           Dec. 31, 1994
--------------------------------------------------------------------------
                                                            In thousands
Trading securities
     Change in net unrealized holding gains
     included in earnings                                       $   253
Available-for-sale securities
     Proceeds from sales                                        $53,559
     Gross realized gains                                       $ 1,194
     Gross realized (losses)                                    $(2,902)
--------------------------------------------------------------------------

     Off-Balance-Sheet Risks. In portfolio strategies designed to reduce market risks, the Company sells common stock securities short and enters into short sales of treasury futures contracts.
     Selling common stock securities short is intended to reduce market price risks associated with holding common stock securities in the Company's trading securities portfolio. Transactions involving short sales of common stock are completed on average within 90 days from when the transactions were entered into. Realized and unrealized gains and losses from short sales of common stock securities are included in investment income.
     Treasury futures are used as a cross hedge to reduce interest rate risks associated with holding fixed dividend preferred stocks included in the Company's available-for-sale portfolio. Changes in market values of treasury futures are recognized as an adjustment to the carrying amount of the underlying hedged item. Gains and losses on treasury futures are deferred and recognized in investment income concurrently with gains and losses arising from the underlying hedged item. Generally, treasury futures contracts entered into have a maturity date of 90 days.
     In 1994 SSU entered into a three year interest rate swap agreement to lower its overall cost of borrowing. SSU agreed with a counterparty to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to a notional principal amount. The differential paid or received is accrued and recognized as adjustments to interest expense. The interest rate swap is subject to market risk as interest rates fluctuate.
     The notional amounts summarized below do not represent amounts exchanged and are not a measure of the Company's financial exposure. The amounts exchanged are calculated on the basis of these notional amounts and other terms which relate to the change in interest rates and securities prices. The Company continually evaluates the credit standing of counterparties and market conditions with respect to its off-balance-sheet financial instruments. The Company does not expect any counterparties to fail to meet their obligations or any material adverse impact to its financial position from these financial instruments.

Summary of Off-Balance-Sheet                                     Dec. 31,
Financial Instruments                                       1994         1993
-------------------------------------------------------------------------------
                                                              In thousands
Short stock sales outstanding                            $61,523      $79,081
Treasury futures                                         $31,700      $12,600
Interest rate swap                                       $20,000            -
-------------------------------------------------------------------------------

     Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, trading securities, notes and other accounts receivable, and notes payable approximates fair value because of the short maturity of those instruments. The Company records its trading and available-for-sale securities at fair value based on quoted market prices. The fair values for all other financial instruments were based on quoted market prices for the same or similar issues.

Summary of Fair Values              Dec. 31, 1994                Dec. 31, 1993
---------------------------------------------------------------------------------------
                                                   In thousands
                               Carrying        Fair          Carrying        Fair
                                Amount         Value          Amount         Value
                              ----------     ----------     ----------     ----------
Long-term debt                $(601,317)     $(559,859)     $(611,144)     $(620,166)
Redeemable serial
     preferred stock          $ (20,000)     $ (19,550)     $ (20,000)     $ (21,450)
Short stock sales
     outstanding (trading)            -      $  59,691              -      $  79,448
Treasury futures                      -      $  31,433              -      $  14,420
Interest rate swap                    -      $    (589)             -              -
---------------------------------------------------------------------------------------

     Concentration of Credit Risk. Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade and other receivables. The Company sells electricity to about 17 customers in northern Minnesota's taconite and paper industries. At Dec. 31, 1994 and 1993, receivables from these customers totaled $8.5 and $7.6 million. The Company sells recycled pulp to about 20 paper manufacturers that are geographically dispersed. At Dec. 31, 1994 and 1993, receivables from these customers totaled $13.5 and $3.6 million. The Company does not obtain collateral to support receivables, but monitors the credit standing of major customers. The Company has not incurred and does not expect to incur significant credit losses.

5    Investment in Unconsolidated Affiliates
     Capital Re Corporation. The Company has an equity ownership investment in Capital Re, a company engaged in financial guaranty reinsurance. In 1994 the Company purchased an additional 417,100 shares of Capital Re common stock for $8.8 million, which increased its ownership interest to 21.4%. The Company accounts for this investment under the equity method.

Summary of Capital Re                             Year Ended Dec. 31,
Financial Information                        1994          1993       1992
----------------------------------------------------------------------------
                                                       In thousands
Investment portfolio                     $650,200      $523,000   $443,700
Other assets                              181,800       167,900     94,100
Liabilities                               154,900       125,300    111,200
Deferred revenue                          272,000       254,100    147,100
Net revenue                               100,300        75,200     58,400
Net income                                 39,800        34,900     30,200
----------------------------------------------------------------------------
Company's equity
     in earnings from Capital Re         $  8,138      $  6,559   $  5,733
Company's equity
     investment in Capital Re            $ 72,054      $ 60,216   $ 54,214
Fair value of the Company's equity
     investment in Capital Re            $ 86,662      $ 70,778   $ 58,409
----------------------------------------------------------------------------

     Lake Superior Paper Industries. The Company is an equal participant with Pentair Duluth Corp., a wholly owned subsidiary of Pentair, Inc., in LSPI, a joint venture supercalendered paper mill in Duluth, Minn.
     LSPI is obligated for approximately $33.4 million of annual lease payments for a 25-year operating lease extending to 2012 for paper mill equipment. LSPI sold the paper mill equipment in a sale-leaseback transaction at a gain that is being amortized over the lease term.
     The Company is required to contribute capital to LSPI of at least $16 million in the form of equity or debt. As of Dec. 31, 1994, the Company had contributed $14.5 million of that investment in the form of equity. At Dec. 31, 1994 and 1993, the Company had a $35.1 and a $30.8 million short-term interest bearing note receivable from LSPI. The Company is committed to a maximum guaranty of $95 million to ensure its portion of LSPI's lease obligation.
     The Company also is the guarantor of project compliance with environmental standards. The obligations of the Company are several and not joint with Pentair Duluth Corp. and Pentair, Inc. The Company accounts for the investment in LSPI by the equity method.

Summary of LSPI                                   Year Ended Dec. 31,
Financial Information                        1994        1993         1992
----------------------------------------------------------------------------
                                                     In thousands
Current assets                           $ 50,425    $ 49,120     $ 42,048
Noncurrent assets                         158,756     148,011      140,400
Current liabilities                        32,972      34,769       60,726
Deferred gain                              30,776      32,486       34,195
Other liabilities                          73,500      61,000       15,000
Net sales                                 152,227     143,041      150,252
Gross profit                               15,370       4,506       10,908
Partnership earnings (loss)                 3,056      (3,650)       3,364
----------------------------------------------------------------------------
Company's equity
     in earnings from LSPI               $  1,528    $ (1,813)    $  1,670
Company's equity
     investment in LSPI                  $ 35,967    $ 34,440     $ 36,252
----------------------------------------------------------------------------

     Undistributed earnings. The Company's accumulated equity in the undistributed earnings of all unconsolidated affiliates included in consolidated retained earnings amounted to $51.2, $43.6 and $38.8 million at Dec. 31, 1994, 1993 and 1992.

6    Common Stock and Retained Earnings Restrictions
     The Articles of Incorporation, mortgage, and preferred stock purchase agreements contain provisions that, under certain circumstances, would restrict the payment of common stock dividends. As of Dec. 31, 1994, no retained earnings were restricted as a result of these provisions.

Summary of Common Stock                      Shares                  Equity
-------------------------------------------------------------------------------
                                                       In thousands
Balance Dec. 31, 1991                        29,475                 $307,166
1992 ESPP                                        29                      892
     Reacquired and retired stock               (51)                    (441)
     Other                                        -                      473
                                             ------                 --------
Balance Dec. 31, 1992                        29,453                  308,090
1993 Public offering                          1,000                   34,570
     ESPP                                        25                      925
     DRIP                                       588                   20,805
     Earned ESOP adjustment                       -                      995
     Other                                      141                    5,296
                                             ------                 --------
Balance Dec. 31, 1993                        31,207                  370,681
1994 ESPP                                        40                    1,033
     Other                                        -                     (536)
                                             ------                 --------
Balance Dec. 31, 1994                        31,247                 $371,178
-------------------------------------------------------------------------------

     In 1993 the Company changed the method of accounting for its ESOP. Under the new method, the difference between the market value of the shares committed to be released from collateral when earned and the cost of the shares to the ESOP is recorded in common stock equity. (See note 15.)
     In September 1993 the Company issued one million shares of new common stock in a public offering for $34.6 million. The net proceeds were used to fund a portion of the Company's investment in SRFI and for other corporate purposes.
     In June 1993 the Company issued 140,648 shares of new common stock with a market value at the time of issuance of approximately $4.9 million in exchange for an additional 13.4% ownership interest in Lehigh.
     In January 1993 the Company amended its Automatic Dividend Reinvestment and Stock Purchase Plan (DRIP). The amendment gave the Company the option to issue new common stock shares or continue to purchase shares on the open market for the DRIP. At Dec. 31, 1994, the Company had 912,281 shares of common stock authorized to be issued pursuant to the DRIP.

7    Preferred Stock

                                                             Dec. 31,
Summary of Cumulative Preferred Stock                  1994           1993
-----------------------------------------------------------------------------
                                                            In thousands
Preferred stock, $100 par value,
     116,000 shares authorized;
     5% Series - 113,358 shares outstanding,
     callable at $102.50 per share                  $11,492        $11,492
Serial preferred stock, without par value,
     1,000,000 shares authorized;
     $7.36 Series - 170,000 shares outstanding,
     callable at $103.34 per share                   17,055         17,055
                                                    -------        -------
Total cumulative preferred stock                    $28,547        $28,547
-----------------------------------------------------------------------------

                                                            Dec. 31,
Summary of Redeemable Serial Preferred Stock           1994           1993
-----------------------------------------------------------------------------
                                                            In thousands
Serial preferred stock A, without par value,
     2,500,000 shares authorized;
          $6.70 Series - 100,000 shares
               outstanding, noncallable,
               redeemable in 2000
               at $100 per share                    $10,000        $10,000
          $7.125 Series - 100,000 shares
               outstanding,noncallable,
               redeemable in 2000
               at $100 per share                     10,000         10,000
                                                    -------        -------
Total redeemable serial preferred stock             $20,000        $20,000
-----------------------------------------------------------------------------

8    Long-Term Debt

                                                                 Dec. 31,
Schedule of Long-Term Debt                                 1994           1993
---------------------------------------------------------------------------------
                                                               In thousands
Minnesota Power
     First mortgage bonds
          7 3/8% Series due 1997                       $ 60,000       $ 60,000
          6 1/2% Series due 1998                         18,000         18,000
          6 1/4% Series due 2003                         25,000         25,000
          7 1/2% Series due 2007                         35,000         35,000
          7 3/4% Series due 2007                         55,000         55,000
          7% Series due 2008                             50,000         50,000
          6% Pollution control Series E due 2022        111,000        111,000
     Pollution control revenue bonds due 1995-2010       35,405         36,125
     Leveraged ESOP loan due 1995-2004                   13,786         14,549
     Other long-term debt                                17,054         16,903
Subsidiary companies
     First mortgage bonds, 8.73% due 2013                45,000         45,000
     Notes payable, 7.65% due 2003                       41,864         45,000
     Notes payable, 10.44% due 1999                      30,000         30,000
     Utility mortgage bonds, 15 1/2%                          -         15,000
     Other long-term debt                                77,022         61,861
Less due within one year                                (12,814)        (7,294)
                                                       --------       --------
Total long-term debt                                   $601,317       $611,144
---------------------------------------------------------------------------------

     Aggregate amounts of long-term debt maturing during each of the next five years are $12.8, $9.1, $72, $28.2 and $40.2 million in 1995, 1996, 1997, 1998 and 1999.
     The sinking fund provision of the Company's Mortgage relating to the First Mortgage Bonds, 6 1/2% Series due 1998, requires the Company to deliver annually to the trustee cash and/or such bonds equal to $225,000, subject to certain adjustments. Property additions equal to 166.67% of principal amounts of bonds, otherwise required to be so redeemed, may be applied in lieu of cash or bonds. The Company has consistently pledged property additions to meet the sinking fund requirements.
     Substantially all Company electric and water plant is subject to the lien of the mortgages securing various first mortgage bonds. The Company's 88% ownership of SRFI is subject to a lien securing certain nonrecourse long-term debt obligations.
     In December 1994 SSU retired $15 million of 15 1/2% First Mortgage Bonds. A portion of the proceeds from the sale of certain water plant assets was used to fund the retirement.

9    Short-Term Borrowings and Compensating Balances
     The Company had bank lines of credit, which make short-term financing available through short-term bank loans and provide support for commercial paper, aggregating approximately $72 million at Dec. 31, 1994 and 1993. At Dec. 31, 1994 and 1993, the Company had issued commercial paper with face values of $54 and $20 million, respectively, supported by bank lines of credit and liquidity provided by the Company's securities portfolio. Certain lines of credit require payment of a 1/8 of 1% commitment fee and others require maintenance of 5% compensating balances. Interest rates on commercial paper and borrowings under the lines of credit range from 5.5% to 9.5% at Dec. 31, 1994, and 3.5% to 7.5% at Dec. 31, 1993. The weighted average interest rate on short-term borrowings at Dec. 31, 1994 and 1993, was 5.7% and 3.5%. The total amount of compensating balances at Dec. 31, 1994 and 1993, was immaterial.

10   Square Butte
     Purchased Power Contract
     Under the terms of a 30-year contract with Square Butte that extends through 2007, the Company is purchasing 71% of the output from a mine-mouth, lignite-fired generating plant capable of generating up to 455 megawatts. This generating unit (Project) is located near Center, N.D. Reductions to about 49% of the output are provided for in the contract and, at the option of Square Butte, could begin after a five-year advance notice to the Company and continue for the remaining economic life of the Project. The Company has the option but not the obligation to continue to purchase 49% of the output after 2007.
     The Project is leased to Square Butte through Dec. 31, 2007, by certain banks and their affiliates which have beneficial ownership in the Project. Square Butte has options to renew the lease after 2007 for essentially the entire remaining economic life of the Project.
     The Company is obligated to pay Square Butte all Square Butte's leasing, operating and debt service costs (less any amounts collected from the sale of power or energy to others) that shall not have been paid by Square Butte when due. These costs include the price of lignite coal purchased by Square Butte under a cost-plus contract with BNI Coal. The Company's cost of power and energy purchased from Square Butte during 1994, 1993 and 1992 was $55.4, $56.5 and $54.1 million, respectively. The leasing costs of Square Butte included in the cost of power delivered to the Company totaled $19.3 million in 1994, $19.7 million in 1993 and $19.6 million in 1992, which included approximately $12, $12.5 and $12.9 million, respectively, of interest expense. The annual fixed lease obligations of the Company to Square Butte are $19.4 million from 1995 through 1999. At Dec. 31, 1994, Square Butte had total debt outstanding of $219 million. The Company's obligation is absolute and unconditional whether or not any power is actually delivered to the Company.
     The Company's payments to Square Butte for power and energy are approved as purchased power expense for ratemaking purposes by both the MPUC and the FERC.
     One principal reason the Company entered into the agreement with Square Butte was to obtain a power supply for large industrial customers. Present electric service contracts with these customers require payment of minimum monthly demand charges that cover most of the fixed costs associated with having capacity available to serve them. These contracts minimize the negative impact on earnings that could result from significant reductions in kilowatt-hour sales to industrial customers. The minimum contract term for the large industrial customers is 10 years, with a four-year cancellation notice required for termination of the contract at or beyond the end of the 10th year. Under terms of existing contracts, the Company would collect approximately $90.5, $78.1, $75.5, $61.5 and $32.3 million under current rate levels for firm power during the years 1995, 1996, 1997, 1998 and 1999, respectively, even if no power or energy were supplied to these customers after Dec. 31, 1994. However, following implementation of rate increases approved by the MPUC in November 1994, and the anticipated MPUC approval of pending contract amendments, this minimum contract revenue is expected to increase $16 to $28 million in each year. The minimum contract provisions are expressed in megawatts of demand, and if rates change, the amounts the Company would collect under the contracts will change in proportion to the change in the demand rate.

11    Jointly Owned Electric Facility
     The Company owns 80% of Boswell Unit 4. While the Company operates the plant, certain decisions with respect to the operations of Boswell Unit 4 are subject to the oversight of a committee on which the Company and Wisconsin Public Power, Inc. SYSTEM (WPPI), the owner of the other 20% of Boswell Unit 4, have equal representation and voting rights. Each owner must provide its own financing and is obligated to pay its ownership share of operating costs. The Company's share of direct operating expenses of Boswell Unit 4 is included in the corresponding operating expense on the consolidated statement of income. The Company's 80% share of the original cost recorded in plant in service at Dec. 31, 1994 and 1993, was $306 million. The corresponding provisions for accumulated depreciation were $119 and $111 million.

12   Sale of Water Plant Assets
     In December 1994 SSU sold all of the assets of its Venice Gardens water and wastewater utilities to Sarasota County in Florida, (the County) for $37.6 million. The sale increased 1994 net income by $11.8 million and contributed 42 cents to 1994 earnings per share. Water utility operations on the consolidated statement of income includes a pre-tax gain of $19.1 million from the sale. This sale was negotiated in anticipation of an eminent domain action by the County, which is purchasing private utilities in an effort to consolidate services.

13   Income Tax Expense

Schedule of Income Tax
Expense (Benefit)                       1994           1993           1992
----------------------------------------------------------------------------
                                                  In thousands
Current tax expense
     Federal                         $14,656        $20,089        $20,593
     State                             3,087          3,376          6,024
                                     -------        -------        -------
                                      17,743         23,465         26,617
                                     -------        -------        -------
Deferred tax expense
     Federal                           5,166          4,066          1,640
     State                             1,035          1,451            300
                                     -------        -------        -------
                                       6,201          5,517          1,940
                                     -------        -------        -------
Deferred tax credits                  (2,478)        (2,035)        (1,568)
                                     -------        -------        -------
Total income tax expense             $21,466        $26,947        $26,989
----------------------------------------------------------------------------

     Total income tax expense produced effective tax rates of 25.9%, 30.1% and 26.9% in 1994, 1993 and 1992, as compared to the federal statutory rate of 35% in 1994 and 1993, and 34% in 1992.

Reconciliation of Federal Statutory
Rate to Effective Tax Rate              1994           1993           1992
----------------------------------------------------------------------------
                                                   In thousands
Tax computed at federal
     statutory rate                  $28,979        $31,333        $34,139
Increases (decreases) in tax from
     State income taxes, net of
           federal income tax
           benefit                     2,608          3,684          4,205
     Basis difference in land         (2,433)             -              -
     Income from unconsolidated
          subsidiaries                  (985)        (2,885)        (5,277)
     Income from escrow funds         (1,550)             -              -
     Dividend received deduction      (2,867)        (3,295)        (4,888)
     Tax credits                      (2,478)        (2,097)        (1,568)
     Other                               192            207            378
                                     -------        -------        -------
Total income tax expense             $21,466        $26,947        $26,989
----------------------------------------------------------------------------

     Adoption of SFAS 109. The Company adopted SFAS 109, "Accounting for Income Taxes" on a prospective basis in January 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method (Accounting Principles Board Opinion No. 11) to an asset and liability approach. Prior to the adoption of SFAS 109, the Company had deferred the tax effects of timing differences between income for financial reporting purposes and taxable income. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts
(book value) and the tax basis of assets and liabilities.

Schedule of Deferred Tax                                    Dec. 31,
Assets and Liabilities                            1994                 1993
-----------------------------------------------------------------------------
                                                         In thousands
Deferred tax assets
     Contributions in aid of construction      $18,378              $15,808
     Lehigh basis difference                    26,878               31,475
     Deferred compensation plans                 7,856                7,104
     Minimum tax credit carryover               11,094                8,008
     Deferred gain                              12,359               12,972
     Depreciation                               10,472                    -
     Investment tax credits                     24,144               25,085
     Other                                      22,289                9,865
                                               -------              -------
          Gross deferred tax assets            133,470              110,317
     Deferred asset valuation allowance        (26,878)             (31,475)
                                               -------              -------
          Total deferred tax assets            106,592               78,842
                                               -------              -------

Deferred tax liabilities
     Depreciation                              198,174              174,613
     AFDC                                       20,526               19,238
     Capital lease                              11,432                9,294
     Investment tax credits                     35,982               37,563
     Other                                      32,919               25,570
                                               -------              -------
          Total deferred tax liabilities       299,033              266,278
                                               -------              -------
Accumulated deferred income taxes             $192,441             $187,436
-----------------------------------------------------------------------------

     At Dec. 31, 1994, approximately $26.9 million of net deferred tax assets resulting from the original purchase of Lehigh are included on the Company's balance sheet. These assets are fully offset by the deferred asset valuation allowance because under the standards of SFAS 109 it is currently "more likely than not" that the value of these assets will not be realized. Management reviews the appropriateness of the valuation allowance quarterly. A reduction in the valuation allowance will result in recognition of income during the respective period.
     A provision has not been made for taxes on $19.1 million of undistributed earnings which were earned prior to 1993 by Capital Re, an investment accounted for under the equity method. Those earnings have been and are expected to continue to be reinvested. The Company estimates that $7.9 million of tax would be payable on the pre-1993 undistributed earnings of Capital Re if the Company should sell its investment. The Company has recognized the income tax impact on undistributed earnings of Capital Re earned since Jan. 1, 1993.

14   Pension Plans and Benefits
     Pension Plans. The Company's Minnesota, Wisconsin and Florida utility operations have noncontributory defined benefit pension plans covering eligible employees. Pension benefits for employees in Minnesota and Wisconsin are fully vested after five years and are based on years of service and the highest average monthly compensation earned during four consecutive years within the last 15 years of employment. Employees in Florida are fully vested after five years of credited service, with benefits based on years of service and average earnings. Company policy is to fund accrued pension costs, including amortization of past service costs over 5 to 30 years. Part of pension cost is capitalized as a cost of plant construction.

Schedule of Pension Costs               1994           1993           1992
----------------------------------------------------------------------------
                                                  In thousands
Service cost                         $ 4,130       $  3,436        $ 3,211
Interest cost                         11,753         11,969         11,416
Actual return on assets              (15,103)       (30,590)       (19,630)
Net amortization                         454         17,372          7,268
                                     -------       --------        -------
Net cost                             $ 1,234       $  2,187        $ 2,265
----------------------------------------------------------------------------

     At Dec. 31, 1994, approximately 54% of pension plan assets were invested in equity securities, 28% in fixed income securities, 11% in other investments and 7% in Company common stock.

                                                            Oct. 1,
Pension Plans Funded Status                       1994                1993
----------------------------------------------------------------------------
                                                          In thousands
Actuarial present value
     of benefit obligations
          Vested benefit obligation          $(126,250)          $(126,275)
          Nonvested benefit obligation          (8,975)             (9,761)
                                             ---------           ---------
Accumulated benefit obligation                (135,225)           (136,036)
Excess of projected benefit obligation
     over accumulated benefit obligation       (26,820)            (34,673)
                                             ---------           ---------
Projected benefit obligation                  (162,045)           (170,709)
Plan assets at fair value                      195,942             200,862
                                             ---------           ---------
Plan assets in excess of
     projected benefit obligation               33,897              30,153
Unrecognized net gain                          (33,767)            (27,678)
Prior service cost not yet recognized
     in net periodic pension cost                6,647               3,091
Unrecognized net obligation
     at Oct. 1, 1985, being recognized
     over 20 years                               2,104               2,310
                                             ---------           ---------
Prepaid pension cost recognized on the
     consolidated balance sheet              $   8,881           $   7,876
----------------------------------------------------------------------------

     The weighted average discount rate for 1994 and 1993 was 8.25% and 7%. Projected pension obligations assume pay increases averaging 6% for each of 1994 and 1993. The assumed long-term rate of return on assets was 8.75% for 1994 and 8.5% for 1993 and 1992.
     BNI Coal and Heater have defined contribution pension plans covering eligible employees. The aggregate annual pension cost for these plans was about $600,000 in 1994 and $700,000 in 1993 and in 1992.
     Postretirement Benefits. The Company provides certain health care and life insurance benefits for retired employees. SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," adopted Jan. 1, 1993, changed the Company's method of accounting for these costs requiring that they be recognized during employment. Prior to the adoption of SFAS 106, the Company recognized these costs as they were paid. Postretirement benefit costs recognized in 1992 under the Company's prior accounting method were $918,000.
     As of Dec. 31, 1994, the Company has deferred $12.8 million of postretirement benefit costs in excess of those allowed in existing rates. Pursuant to a rate order issued by the MPUC in November 1994, the Company will recover in electric rates, the retail portion ($11.7 million) of these deferred costs over a five year period beginning in 1995.

Schedule of Postretirement Benefit Costs                    1994           1993
----------------------------------------------------------------------------
                                                            In thousands
Service cost                                         $2,545         $2,609
Interest cost                                         4,389          4,875
Actual return on plan assets                           (125)          (321)
Amortization of transition obligation                 3,085          3,133
                                                     ------         ------
Net periodic cost                                     9,894         10,296
Net deferral                                         (6,285)        (6,549)
                                                     ------         ------
Net cost                                             $3,609         $3,747
----------------------------------------------------------------------------

     Company policy is to fund the net periodic postretirement costs and the amortization of the costs deferred as the amounts are collected in rates. The Company will fund these benefits using Voluntary Employee Benefit Association
(VEBA) trusts and an irrevocable grantor trust. The Company will make the maximum tax deductible contributions to the VEBAs. The remainder of the funds will be placed in the irrevocable grantor trust until the funds can be used to make tax deductible contributions to the VEBAs. The funds in the irrevocable grantor trust do not qualify as plan assets for purposes of SFAS 106.

                                                              Dec. 31,
Postretirement Benefit Plan Funded Status              1994            1993
------------------------------------------------------------------------------
                                                            In thousands
Accumulated postretirement benefit obligation
     Retirees                                      $(18,879)       $(18,631)
     Fully eligible participants                    (17,221)        (16,029)
     Other active participants                      (25,151)        (29,454)
                                                   --------        --------
                                                    (61,251)        (64,114)
Plan assets                                           2,486             720
                                                   --------        --------
Accumulated postretirement benefit
     in excess of plan assets                       (58,765)        (63,394)
Unrecognized transition obligation                   45,040          51,948
                                                   --------        --------
Accrued postretirement benefit obligation          $(13,725)       $(11,446)
------------------------------------------------------------------------------

     For measurement purposes, it was assumed per capita health care benefit costs would increase 13.3% in 1994 and that cost increases would thereafter decrease 1% each year until stabilizing at 5.3% in 2002. Accelerating the rate of assumed health care cost increases by 1% each year would raise the 1994 transition obligation by $8.1 million and service and interest costs by a total of $1.4 million. The weighted average discount rate used in estimating accumulated postretirement benefit obligations was 8.25% for 1994 and 7% for 1993. The expected long-term rate of return on plan assets was 8.75% for 1994 and 8.5% for 1993.

     Postemployment Benefits. The Company provides certain postemployment benefits to employees and their dependents during the time period following employment but before retirement. On Jan. 1, 1994, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits," which recognizes the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of employees. Adoption of SFAS 112 resulted in a $2.2 million transition obligation. As a result of a rate order issued by the MPUC in November 1994, the Company deferred $1.6 million of the transition obligation which is being recovered in electric rates over a three-year period beginning in 1994. Prior to the 1994 adoption of SFAS 112, the Company recognized postemployment benefit expenses as they were paid.

15   Employee Stock Plans
     Employee Stock Ownership Plan. The Company has sponsored an ESOP since 1975, amending it in 1989 and 1990 to establish two leveraged accounts.
     The 1989 leveraged ESOP account covers all non-union Minnesota and Wisconsin employees who work more than 1,000 hours per year and have one year of service. The ESOP used the proceeds from a $16.5 million, 15-year loan at 9.125%, guaranteed by the Company, to purchase 633,489 shares of Minnesota Power common stock on the open market in early 1990. These shares fund employee benefits totaling not less than 2% of the participants' salaries.
     The 1990 leveraged ESOP account covers Minnesota and Wisconsin employees who participated in the non-leveraged ESOP plan prior to Aug. 4, 1989. The ESOP issued a $75 million promissory note at 10.25% with a term not to exceed 25 years to the Company (Employer Loan) as consideration for 2.8 million shares of newly issued Minnesota Power common stock in November 1990. These shares are used to fund a benefit at least equal to the value of the following: (a) dividends on shares held in participants' 1990 leveraged ESOP accounts which are used to make loan payments, and (b) the tax savings generated from deducting all dividends paid on shares currently in the ESOP which were held by the plan on Aug. 4, 1989.
     The loans will be repaid with dividends received by the ESOP and with employer contributions. ESOP shares acquired with the loans were initially pledged as collateral for the loans. The ESOP shares are released from collateral and allocated to participants based on the portion of total debt service paid in the year.
     The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 93-6 (SOP 93-6).
     The adoption in 1993 of SOP 93-6 decreased 1993 net income by $5.2 million and reduced the average number of shares outstanding for the 1993 EPS calculation by 3,114,067 shares. The net impact was a 6 cent increase in 1993 earnings per share.
     Prior to 1993, the Company accounted for the ESOP in accordance with AICPA Statement of Position 76-3. ESOP loans, the note receivable and unallocated ESOP shares pledged as collateral for the loans were recorded in the financial statements the same as under SOP 93-6. All ESOP shares were treated as outstanding. The Company recognized interest income and interest expense on the Employer Loan to the ESOP in the financial statements. The Company calculated interest and compensation expense by first reducing interest expense and then compensation expense by the amount of dividends paid on leveraged shares charged to retained earnings. Compensation expense was computed using the cost basis to the ESOP of the shares. In 1992, the Company realized $3.2 million in tax benefits from the deduction of dividends paid on the unallocated shares used to make the debt service payments. These tax benefits were recorded directly to retained earnings and included in the EPS computation. Under SOP 93-6, these tax benefits are included in income tax expense.

Schedule of ESOP                                   Year Ended Dec. 31,
Compensation and Interest Expense            1994        1993         1992
----------------------------------------------------------------------------
                                                     In thousands
Interest expense                           $1,328      $1,361       $9,351
Dividends used to pay debt service              -           -       (8,201)
                                           ------      ------       ------
Net interest expense                        1,328       1,361        1,150
Compensation expense                        2,037       2,396        3,235
                                           ------      ------       ------
Total                                      $3,365      $3,757       $4,385
----------------------------------------------------------------------------

                                                            Dec. 31,
Schedule of ESOP Shares                           1994                 1993
-----------------------------------------------------------------------------
                                                          In thousands
Allocated shares                                 1,635                1,664
Shares released for allocation                      49                   40
Unreleased shares                                2,903                3,055
                                               -------             --------
Total ESOP shares                                4,587                4,759
-----------------------------------------------------------------------------
Fair value of unreleased shares                $73,305             $100,039
-----------------------------------------------------------------------------

     Employee Stock Purchase Plan. The Company has an Employee Stock Purchase Plan (ESPP). At Dec. 31, 1994, 254,553 shares of common stock were held in reserve for future issuance under the ESPP. The ESPP permits each employee to buy up to $23,750 per year in Company common stock. Purchases are at 95% of the stock's closing market price on the first day of each month. At Dec. 31, 1994, 389,739 shares had been issued under the ESPP.

16   Quarterly Financial Data
     (Unaudited)
     Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year. Previously reported quarterly information has been revised to reflect reclassifications to conform with the 1994 method of presentation. These reclassifications had no effect on previously reported consolidated net income.
     The first quarter ended March 31, 1994, included a decrease in net income of $6 million from the write-off of an investment and an increase in net income of $3.6 million related to escrow funds. Net income for the fourth quarter ended Dec. 31, 1994, included an increase of $11.8 million from the sale of certain water plant assets and a decrease of $2.2 million from the Company's equipment manufacturing business.
     The first quarter ended March 31, 1993, included $1.7 million in net income from the redemption of a preferred stock investment. The third quarter ended Sept. 30, 1993, included $2.2 million from the one-time adjustment relating to deferred revenue for electric service provided but not yet billed.

                                             Quarter Ended
                           March 31       June 30      Sept. 30    Dec. 31
-----------------------------------------------------------------------------
                                   In thousands except earnings per share
1994
Operating revenue
     and income            $150,568      $152,304      $155,822   $179,088
Operating income             10,845        18,740        20,202     33,012
Net income                    9,368        12,970        15,199     23,796
Earnings available
     for common stock         8,568        12,170        14,399     22,996
Earnings per share
     of common stock           0.30          0.44          0.51       0.81

1993
Operating revenue
     and income            $151,913      $144,908      $140,878   $151,908
Operating income             27,183        19,179        24,569     18,637
Net income                   17,749        13,116        17,347     14,409
Earnings available
     for common stock        16,898        12,270        16,501     13,610
Earnings per share
     of common stock           0.64          0.46          0.61       0.49
-----------------------------------------------------------------------------

                                                                  DEFINITIONS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Abbreviations or
Acronyms                 Term

BNI Coal                 BNI Coal, Ltd.
Boswell                  Boswell Energy Center Units No. 1, 2, 3 and 4
BTUs                     British thermal units
Capital Re               Capital Re Corporation
CIP                      Conservation Improvement Programs
Company                  Minnesota Power & Light Company and its Subsidiaries
DRIP                     Automatic Dividend Reinvestment and Stock
                         Purchase Plan
Energy Act               National Energy Policy Act of 1992
ESOP                     Employee Stock Ownership Plan
ESPP                     Employee Stock Purchase Plan
FERC                     Federal Energy Regulatory Commission
FPSC                     Florida Public Service Commission
Heater                   Heater Utilities, Inc.
Lehigh                   Lehigh Acquisition Corporation
LSPI                     Lake Superior Paper Industries
Minnesota Power          Minnesota Power & Light Company and its Subsidiaries
MPCA                     Minnesota Pollution Control Agency
MPUC                     Minnesota Public Utilities Commission
MW                       Megawatt(s)
MWh                      Megawatt-hour
National                 National Steel Pellet Co.
Note ___                 Note ___ to the consolidated financial statements in
                         the Minnesota Power 1994 Annual Report
Peabody                  Peabody Coal Company
Reach All                Reach All Partnership
SFAS                     Statement of Financial Accounting Standards
Square Butte             Square Butte Electric Cooperative
SRFI                     Superior Recycled Fiber Industries Joint Venture
SSU                      Southern States Utilities, Inc.
SWL&P                    Superior Water, Light and Power Company

These abbreviations or acronyms are used throughout this document.

DIRECTORS
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Merrill K. Cragun
President, Cragun Corp.
(resort and conference center), Brainerd
Director since 1991

Dennis E. Evans
President and Chief Executive Officer,
Hanrow Financial Group, Ltd.
(merchant banking), Minneapolis
Director since 1986

Sister Kathleen Hofer
President and Chief Executive Officer, St. Mary's Medical Center (hospital) and Chair and Chief Executive Officer of the Benedictine Health System (parent corporation for a number of nonprofit health care providers), Duluth
Director since 1994

Peter J. Johnson
President and Chief Executive Officer,
Hoover Construction Co. (highway and heavy construction contractor) and Chairman, Michigan Limestone Operations (producer of limestone for steel and construction industries), Tower, Minn.
Director since 1994

Mary E. Junck
Publisher and CEO of The Baltimore Sun
(daily and Sunday newspapers), Baltimore
Director since 1992

Robert S. Mars, Jr.
Chairman, W.P. & R.S. Mars Co.
(industrial equipment and supply)
and President, Conveyor Belt Service, Inc.
(conveyor belt maintenance and repair), Duluth
Director since 1970

Paula F. McQueen
President and Treasurer - Secretary
PGI Incorporated (real estate development), Partner of Webb, McQueen & Co. (accounting firm) and Chief Executive Officer of Allied Engineering & Testing Inc. (engineering and materials testing), Punta Gorda, Fla.
Director since 1993

Robert S. Nickoloff
Chairman, Medical Innovation Capital, Inc. and General Partner of Medical Innovation Fund (venture capital firms) and self-employed as an attorney, St. Paul
Director since 1986

Jack I. Rajala
President, Rajala Lumber Co. and Rajala Mill Co. (lumber manufacturing and trading), Grand Rapids
Director since 1985

Charles A. Russell
President and Chief Executive Officer,
Norwest Bank Minnesota North, N.A., Duluth
Director since 1985

Arend J. Sandbulte
Chairman, President and Chief Executive Officer, Minnesota Power, Duluth Director since 1983, President since 1984, CEO since 1988 and Chairman since 1989

Donald C. Wegmiller
President and Chief Executive Officer ,
Management Compensation Group/HealthCare (national executive compensation and benefits consulting firm), Minneapolis
Director since 1992
-------------------------------------------------------------------------------
Executive Committee
Sandbulte - Chairman; Hofer, Junck, McQueen and Russell

Audit Committee
Wegmiller - Chairman; Junck, McQueen, Russell and Hofer

Executive Compensation Committee
Nickoloff - Chairman; Evans, Russell and Wegmiller

Electric Utility Operations Committee
Sandbulte - Chairman; Cragun, Hofer, Johnson and Mars


Principal Corporate, Subsidiary and Joint Venture Officers
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Executive Management Team
Arend J. Sandbulte, 61
Chairman, President and Chief Executive Officer

Robert D. Edwards, 50
Executive Vice President and Chief Operating Officer

Jack R. McDonald, 57
Executive Vice President - Finance and Corporate Development

Donnie R. Crandell, 51
Senior Vice President - Corporate Development

David G. Gartzke, 51
Senior Vice President - Finance and Chief Financial Officer

Allen D. Harmon, 43
Group Vice President - Electric Utility Operations

Warren L. Candy, 45
Vice President - Boswell Energy Center

Roger P. Engle, 46
Vice President - Customer Operations

Eugene G. McGillis, 60
Vice President
President - Superior Water, Light and Power

Gerald B. Ostroski, 54
Vice President
President - Synertec

Charles M. Reichert, 57
Vice President
President - BNI Coal, Ltd.

Kevin G. Robb, 48
Vice President - Generation
President - Rainy River Energy Corp.

Stephen D. Sherner, 44
Vice President - Power Marketing and Delivery

Geraldine R. VanTassel, 53
Vice President - Corporate Resource Planning

John J. Carhart, Jr., 53
President and Chief Executive Officer - Reach All

William E. Grantmyre, 49
President - Heater Utilities

Philip R. Halverson, 46
General Counsel and Corporate Secretary

John C. Hosler, 48
Interim President - Lake Superior Paper Industries

William I. Livingston, 48
President - Lehigh Corporation

Mark A. Schober, 39
Corporate Controller

Scott W. Vierima, 43
Interim President - Southern States Utilities

James K. Vizanko, 41
Corporate Treasurer

Dennis L. Hollingsworth, 60
Assistant Vice President - Corporate Development

Steven W. Tyacke, 43
Assistant General Counsel

INVESTOR INFORMATION AND SERVICES
. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

For shareholder information and assistance, write to Shareholder Services at our corporate headquarters address or call:
     Toll-free phone: 1-800-535-3056
     Duluth area number:  723-3974
     FAX: 218-720-2502

Dividend Reinvestment Plan

Shareholders and our electric utility customers may buy Company common stock by reinvesting their dividends or by making cash payments of from $10 per payment to $10,000 a quarter. No brokerage fee or commission is charged. To enroll in the Automatic Dividend Reinvestment and Stock Purchase Plan, contact Shareholder Services. We belong to the National Association of Investors Corporation and participate in NAIC's Low Cost Investment Plan.

Direct Dividend Deposit

At your request, we'll automatically deposit dividends in your checking or savings account. To sign up for this free service, request an authorization form from Shareholder Services. They'll also need a voided personal check (write "VOID" across its face) or a bank deposit slip showing the number of the account to receive your dividends.

Ending Duplicate Mailings

If you're getting duplicate mailings from us and would prefer not to, contact Shareholder Services.

Replacing Dividend Checks,
Stock Certificates

If you don't receive your dividend check within 10 days of the payment date, or if your check has been lost or destroyed, call Shareholder Services. Call us also if a stock certificate is lost, destroyed or stolen; we'll send you the necessary forms needed to replace it. Replacing certificates takes time and involves some expense.

Stock as a Gift

Minnesota Power stock makes a good gift for birthdays, graduation and other special occasions. Shareholder Services will provide, on request, a special gift letter to accompany a gift of Minnesota Power stock.

Change of Address

Please let Shareholder Services know if your address changes.

Form 10-K and Statistical Supplement

The Company's Form 10-K Annual Report to the Securities and Exchange Commission is available upon request. A Statistical Supplement to the 1994 Annual Report is also available. Contact Shareholder Services for them; there's no charge.

Analyst Inquiries

Security analysts seeking information about the Company may contact Timothy J. Thorp, Manager-Investor Relations. Phone 218-723-3953/FAX 218-723-3940.

Annual Meeting

Our Annual Meeting of Shareholders is held the second Tuesday in May. Shareholders are invited to attend the 1995 Annual Meeting, beginning at 2 p.m. May 9 at the Duluth Entertainment Convention Center, 350 Harbor Drive, Duluth.

Stock Exchange Listings

Minnesota Power common stock is listed on the New York Stock Exchange under the symbol MPL. The American Stock Exchange lists our 5% Preferred Stock (MPL pf
5) and Serial Preferred Stock, $7.36 Series (MPL pf 7.36). Daily price quotes on our common stock may be found in many newspapers under the New York Stock Exchange composite transactions listing.

Transfer Agents for Common and
Preferred Stocks

Minnesota Power, Duluth
Norwest Bank Minnesota, N.A.

Registrars for Common and Preferred Stocks

First Bank National Association
Norwest Bank Minnesota, N.A.

Common Stock Dividend Payment Dates

March 1, June 1, Sept. 1 and Dec. 1

Preferred Stock Payment Dates

Jan. 1, April 1, July 1 and Oct. 1

Annual Report

This annual report and the financial statements it contains are submitted for the general information of the shareholders of the Company and not in connection with the sale or offer for sale of, or solicitation of an offer to buy, any securities.

                                   [LOGO OF MINNESOTA POWER]
                                   Corporate Headquarters
                                   30 W. Superior Street
                                   Duluth, MN  55802

[PHOTO OF DAVE EVENS]

[PHOTO OF RICH SULLO]

[PHOTO OF JOAN ADLER]

[PHOTO OF ERIC NORBERG AND DAVE MCMILLAN]


                                                            Bulk Rate
                                                            U.S. Postage
                                                            PAID
[LOGO OF MINNESOTA POWER]                                   Minnesota Power
30 West Superior Street
Duluth, Minnesota  55802-2093