Form 10-K405, Exhibit 13
period 1995-12-31
MINNESOTA POWER & LIGHT CO
filed 1996-03-29
CIK 66756

                                                                  Exhibit 13


Management's Discussion and Analysis of Financial Condition and Results of Operations

   Minnesota Power has operations in four business segments: (1) electric operations, which include electric and gas services, and coal mining; (2) water operations, which include water and wastewater services; (3) automobile auctions, which also include a finance company and an auto transport company; and (4) investments, which include real estate operations, a 22.1% equity investment in a financial guaranty reinsurance company, and a securities portfolio.
   Earnings Per Share. Earnings per share of common stock were $2.16 in 1995 compared to $2.06 in 1994 and $2.20 in 1993. The most significant factor contributing to the higher earnings in 1995 was the recognition of tax benefits associated with real estate operations which contributed 52 cents to earnings per share. Of the 52 cents recognized, 5 cents is attributed to normal operations in 1995. Earnings in 1995 also reflect increased electric sales to industrial customers and other power suppliers, and the improved performance of the Company's securities portfolio. Earnings in 1995 were reduced by lower water sales in Florida and a 14 cent per share loss associated with exiting Reach All, the truck-mounted lifting equipment business. Automobile auctions did not contribute to earnings per share for the six months ended Dec. 31, 1995.
   Major factors contributing to 1994 earnings include 42 cents per share from the sale of certain water plant assets and 13 cents per share from the recognition of escrow funds associated with real estate operations. Poor securities market conditions, in addition to a 21 cent per share write-off of a securities investment and an 11 cent per share loss from the Company's investment in Reach All, lowered earnings in 1994. In 1993 the recognition of unbilled revenue and increased sales to other power suppliers helped offset lost electric revenue from the idling of one of the Company's large power customers.
   Discontinued operations include the paper and pulp business which was sold in June 1995. The increase in income from discontinued operations reflect higher paper and pulp prices in 1995 and 1994. A worldwide excess paper supply depressed paper prices in 1993.

Earnings Per Share                             1995         1994          1993
-------------------------------------------------------------------------------
Continuing Operations
    Electric Operations
        Electric                              $1.22        $1.18         $1.29
        Coal                                    .11          .11           .10
                                              -----        -----         -----
                                               1.33         1.29          1.39

    Water Operations                           (.05)         .48           .08

    Automobile Auctions                         .00            -             -

    Investments
        Portfolio and reinsurance               .47          .06           .64
        Real estate operations                  .58          .36           .24
        Other                                  (.27)        (.20)         (.08)
                                              -----        -----         -----
                                                .78          .22           .80

                                              -----        -----         -----
Total Continuing Operations                    2.06         1.99          2.27
Discontinued Operations                         .10          .07          (.07)
                                              -----        -----         -----
Total Earnings Per Share                      $2.16        $2.06         $2.20
-------------------------------------------------------------------------------
Average Shares of Common Stock - 000s        28,483       28,239        26,987
-------------------------------------------------------------------------------


Consolidated Financial Review
   Operating Revenue and Income. Electric operations operating revenue was higher in 1995 than 1994 because of record kWh sales. There were increased retail sales, higher commercial and residential rates, and significantly more sales to other power suppliers. 1994 was lower than 1993 because the Company recognized $5.1 million of unbilled revenue and recovered $14.6 million more of coal contract termination costs in 1993. Also, National, a taconite producer and major electric customer of the Company, operated all year in 1995, only four months in 1994 and seven months in 1993. The decrease in kWh sales in 1994 was offset by $11.1 million of additional revenue from an interim rate increase.
   Water operations operating revenue and income was lower in 1995 compared to 1994 due to 15,000 fewer customers following the December 1994 sale of Venice Gardens' assets. The sale resulted in a $19.1 million gain in 1994. In addition, 1994 included 12 months of increased rates, while 1993 included only four months. Abnormally high rainfall in Florida and customer water conservation efforts also lowered operating revenue in 1995 and 1994.
   Automobile auctions operating revenue is included as of July 1, 1995, the purchase date of ADESA, the automobile auction business.
   Investments operating revenue and income in 1995 reflects improved results due to the record-setting securities market. 1994 includes a $10.1 million write-off of a securities investment. Operating revenue and income from real estate operations was lower in 1995 compared to 1994 and 1993 due to fewer commercial land sales and Lehigh's maturing accounts receivable portfolio. In 1994 Lehigh recognized $4.5 million of escrow funds.

   Operating Expenses. Fuel and purchased power expenses were higher in 1995 than 1994 because of a 13% increase in kWh sold. Power purchases increased $17 million primarily because of the increased demand by industrial customers in Minnesota and also by neighboring utilities. Expenses were lower in 1994 compared to 1993 because the monthly amortization of coal contract termination costs was completed in March 1994. 1994 expenses included additional purchased power to provide for unscheduled outages at Boswell and to meet unexpected demand from three taconite customers.
   Operations expenses were higher in 1995 than 1994 due to the inclusion of ADESA, scheduled electric maintenance costs, and increased expenses related to conservation improvement programs (CIP) and customer services. Expenses in 1994 were higher than 1993 because of increased expense related to CIP and unscheduled outages at Boswell.
   Administrative and general expenses were higher in 1995 than 1994 and 1993 due to the addition of ADESA and salary and benefit increases. Salary and benefit increases were tempered by lower payroll costs associated with an early retirement offering to electric utility employees that were age 53 or older with 10 or more years of service.
   Interest expense was higher in 1995 than 1994 due to the addition of ADESA. Expense was higher in 1994 than 1993 reflecting debt financing for capital expenditures relating to water operations and more commercial paper outstanding.
   Income from equity investments was higher in 1995 compared to 1994 because of increased income from Capital Re. This increase was partially offset by a $6.4 million loss associated with exiting Reach All in 1995. 1994 was lower than 1993 due to a $5.2 million loss at Reach All.
   Income tax expense in 1995 includes the recognition of $18.4 million of tax benefits associated with real estate operations.
   Income from discontinued operations includes the operating results and the $1.5 million net loss on the sale of the paper and pulp business. Significantly higher paper and pulp prices increased earnings in 1995 and 1994 compared to 1993. In June 1995 the Company sold the paper and pulp business for $118 million.


Electric Operations
     Electric operations generate, transmit, distribute and sell electricity. Minnesota Power provides electricity to 122,000 customers in northern Minnesota, while the Company's wholly owned subsidiary, Superior Water, Light and Power Company, sells electricity to 14,000 customers and natural gas to 11,000 customers, and provides water to 10,000 customers in northwestern Wisconsin. Another wholly owned subsidiary, BNI Coal, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte, consume virtually all of BNI Coal's production of lignite coal under contracts extending to 2027.
   Electric Retail Rates. Effective June 1, 1995, the MPUC authorized a final rate increase of $19 million annually.

Summary of Changes in Electric Revenue       1995                    1994
--------------------------------------------------------------------------------
                                        (Change from previous year in millions)
Electric sales (including demand
and energy charges)                         $28.2                  $(12.4)
Unbilled revenue                               -                     (5.1)
Rate increases                               12.1                    11.1
Conservation improvement programs             3.0                     7.8
Fuel clause adjustments                       2.6                    (3.4)
Coal revenue                                  1.9                     2.4
Other                                        (2.7)                   (4.9)
                                            -----                  ------
                                            $45.1                  $ (4.5)
--------------------------------------------------------------------------------

   Electric Sales. Kilowatt-hour sales reached a new record level in 1995 due to warm summer weather and increased demand from large industrial customers and other power suppliers. The Company continues to explore opportunities to expand services and assistance provided to its customers as well as increase sales beyond the Company's traditional service territory.
   The two major industries in Minnesota Power's service territory are taconite production, and paper and wood products manufacturing. These two industries contributed about half of the Company's electric operating revenue from 1993 through 1995. Taconite mining customers accounted for 35% of electric operating revenue in 1995, and 34% in 1994 and in 1993. The paper and wood products industries accounted for 12% of electric operating revenue in 1995, 13% in 1994 and 14% in 1993.
   Taconite is an important raw material for the steel industry and is made from low iron content ore mined in northern Minnesota. Taconite processing plants use large quantities of electric power to grind the ore and concentrate the iron particles into taconite pellets. Annual taconite production in Minnesota was 47 million tons in 1995 compared to 43 million tons in 1994 and 41 million tons in 1993. Minnesota's taconite production in 1996 is expected to be approximately 48 million tons. An 18% increase in kWh sold to taconite customers contributed to higher electric sales in 1995.
   While taconite production is expected to continue at near record setting levels, the long-term future of this cyclical industry is less certain. Even with the Company's commitment to help the taconite customers remain competitive, it is possible that production will decline gradually some time after the year 2005.

   Large Power Customer Contracts. Electric service contracts with 11 large power industrial customers require payment of minimum monthly demand charges that cover most fixed costs associated with having capacity available to serve them, including a return on common equity. The demand charge is paid by these customers even if no electrical energy is taken. An energy charge is also paid to cover the variable cost of energy actually used. A four-year cancellation notice is required to terminate the contracts. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the regulatory process governing all retail electric rates.

Summary of Revenue and Demand Under Contract as of February 1, 1996
--------------------------------------------------------------------------------
                          Minimum Annual Revenue             Monthly Megawatts
    1996                    $100.5 million                          619
    1997                     $90.9 million                          572
    1998                     $79.0 million                          493
    1999                     $61.8 million                          388
    2000                     $48.1 million                          309
--------------------------------------------------------------------------------
The  Company   believes  revenue  from  these  large  power  customers  will  be substantially in excess of the minimum contract amounts.

   These 11 large power customers each require 10 MW or more of power and have contract termination dates ranging from April 1997 to December 2005. Five of these customers are taconite producers, five are paper manufacturers and one is a pipeline company. In addition to the minimum demand provisions, the contracts with the taconite producers require these customers to purchase their entire electric service requirements from the Company. Six of the large power customers purchase a combined total of 200 MW of interruptible service pursuant to contract amendments incorporating an interruptible rate schedule. Under this schedule and pursuant to these amendments, the Company has the right to serve 100 MW of these customers' needs through Oct. 31, 2008, and an additional 100 MW of these customers' needs through April 30, 2010. The Company has the right of first refusal to serve an additional 200 MW during these same time periods following the termination of any of these contracts. In total these six customers will save about $12 million annually in reduced demand charges. These savings are partially offset by the cost of interruptible energy being higher than the cost of firm energy. The Company is able to market the 200 MW of capacity to other power suppliers.
   Fuel. The cost of coal is the Company's largest single operating expense in generating electricity. Coal consumption at the Company's generating stations in 1995 was 3.6 million tons. Minnesota Power currently has two coal supply agreements in place with Montana suppliers which terminate in May 1997 and December 2000. Under these agreements the Company has the tonnage flexibility to procure between 55% and 100% of its total coal requirements. The Company will use this flexibility to purchase coal under spot-market agreements when favorable market conditions exist. The Company continues to explore future supply options and believes that adequate supplies of low-sulfur, sub-bituminous coal will be available. The Company has contracts with Burlington Northern Railroad to deliver coal from Montana and Wyoming to the Company's generating facilities in Minnesota through December 2003.
   Purchased Power Contract. Under an agreement extending through 2007 with Square Butte, Minnesota Power purchases 71% (about 320 MW during the summer months and 333 MW during the winter months) of the output of a mine-mouth generating unit located near Center, North Dakota. The Square Butte unit is one of two lignite-fired units at Minnkota Power Cooperative's Milton R. Young Generating Station.
   Square Butte has the option, upon five years advance notice, to reduce the Company's share of the unit's output to 49%. Minnesota Power has the option, though not the obligation, to continue to purchase 49% of the output at market-based prices after 2007 to the end of the plant's economic life. Minnesota Power must pay any Square Butte costs and expenses that have not been paid by Square Butte when due, regardless of whether or not the Company received any power from that unit.
   Early Retirement Plan. In 1995 an early retirement offer was accepted by 178 of the 215 eligible electric utility employees, representing a 12% reduction of the electric operations workforce. A cost of approximately $15 million will be amortized over 3 years consistent with regulatory precedent. The plan was funded through excess pension plan assets. The early retirement offer is part of the Company's ongoing efforts to control costs and maintain low electric rates.
   Competition. The competitive landscape of the electric utility industry is changing at both the wholesale and retail levels, and is affecting the way the Company strategically views the future.
   Wholesale. In 1995 the FERC issued a Notice of Proposed Rulemaking (NOPR) on Open Access Non-Discriminatory Transmission Services by Public Utilities and Transmitting Utilities and a supplemental NOPR on Recovery of Stranded Costs. The purpose of the proposed rules is to facilitate wholesale power competition, remove undue discrimination in electric transmission and set standards for recovery of stranded costs through FERC-approved rates for wholesale service. These final FERC rules are expected to be published by mid-1996.

   Regional.  The  Company  is a member of the  Mid-Continent  Area  Power  Pool
(MAPP). The MAPP power pool enhances electric service reliability, and provides the opportunity for members to enter into various wholesale power transactions and coordinate planning of new generation and transmission facilities. The MAPP membership is in the process of reorganizing to establish (1) a regional transmission group to provide comparable and efficient transmission service on a regional basis, coordinate regional transmission planning and to resolve transmission service disputes; (2) a power and energy market for market-based wholesale transactions among interested participants; and (3) a generation reserve sharing pool to maintain and share generation reserves for purposes of further efficiencies. The reorganization must be approved by MAPP and will be subject to FERC approval.
   Retail. In 1995 the MPUC initiated an investigation into structural and regulatory issues in the electric utility industry. To make certain that delivery of electric service continues to be efficient following any restructuring, the MPUC adopted 15 principles to guide a deliberate and orderly approach to developing reasonable restructuring alternatives that ensure the fairness of a competitive market and protect the public interest. In January 1996 the MPUC established a competition working group in which company representatives will participate to initially address issues related to wholesale competition and then to consider retail competition issues including rate flexibility, innovative regulation, unbundling, safety and reliability.
   Customers. Minnesota Power anticipates that its large power customers will continue to aggressively seek lower energy costs through negotiations with the Company and consideration of alternative suppliers. With electric rates among the lowest in the United States and with its long-term wholesale and large power contracts in place, Minnesota Power believes it is well positioned to address competitive pressures. The Company remains opposed to retail wheeling because it would benefit only a few large customers while potentially adversely impacting smaller customers' rates and shareholder returns.
   Conservation. Minnesota requires electric utilities to spend 1.5% of annual electric revenue on conservation improvement programs (CIP) each year. State law allows utilities to recover state-approved CIP costs through a customer billing mechanism. Since January 1994 the Company has been recovering ongoing CIP spending and $8.2 million of CIP spending from previous years. A billing adjustment and retail base rates allow the Company to recover both costs of energy-saving programs and "lost margins" associated with power saved as a result of such programs.
   The Company's largest conservation programs are targeted at taconite and paper customers to promote their efficient use of energy. CIP also provides demand-side management grants on a competitive basis to commercial and small industrial customers, low-cost financing for energy-saving investments, and promotes energy conservation for all residential and commercial customers. SWL&P also offers electric and gas conservation programs to qualified customers as approved by the Public Service Commission of Wisconsin.
   Clean Air Act. While many utilities and their customers will face high costs to comply with clean-air legislation, the Company expects to meet future requirements without major spending. By burning low-sulfur fuels in units equipped with pollution control equipment, the Company's power plants already operate at or near the sulfur dioxide emission limits set for the year 2000 by the Federal Clean Air Act Amendment of 1990. To meet newly proposed nitrogen oxide emission limits for 2000, the Company expects to install new burner technology that is currently estimated to cost $9 to $11 million in total, for Boswell and Laskin. No limits have been proposed for Hibbard. Total clean-air compliance costs cannot be accurately estimated yet, as regulations are not final.
   1995 to 1994 Comparison. 1995 was an excellent year for electric operations. The Company set new records for electric sales, revenue and generation. Operating revenue from electric operations was higher in 1995 compared to 1994, due to a 13% increase in total kWh sales, increased retail rates in effect since June 1, 1995, and collection of CIP expenditures. Warm summer weather and increased demand from large industrial customers and other power suppliers significantly increased sales over 1994. Electric operations earned a return of 13.3% on average common equity invested in electric utility plant in 1995, compared with 12.8% in 1994.
   1994 to 1993 Comparison. Total electric sales increased 4% primarily because of increased sales to large industrial customers, wholesale customers and other power suppliers. Operating revenue included $11.1 million from interim rates collected after March 1, 1994, and $7.8 million from the recovery of CIP expenses in 1994. Operating revenue was $12.4 million lower in 1994 because of reduced demand revenue from National and lower rates associated with interruptible service. The Company also completed recovery of the remaining $3.9 million of coal contract buyout costs in March 1994, whereas 1993 included $18.5 million, a full year recovery. Additionally the unbilled revenue adjustment added $5.1 million to revenue in 1993. Electric operations earned a return of 12.8% on average common equity invested in electric utility plant in 1994, compared with 12.4% in 1993.

Water Operations
   Water operations include SSU and Heater. SSU provides water to 117,000 customers and wastewater treatment services to 53,000 customers in Florida. Heater provides water to 26,000 customers and wastewater treatment services to 3,000 customers in North Carolina and South Carolina.
   Water and Wastewater Rates. Responding to a Florida Supreme Court decision addressing the issue of retroactive ratemaking with respect to another company, on March 5, 1996, the FPSC voted to reconsider an October 1995 order (Refund Order) which would have required SSU to refund about $10 million, including interest, to customers who paid more since October 1993 under uniform rates than they would have paid under stand-alone rates. Under the Refund Order, the collection of the $10 million from customers who paid less under uniform rates would not be permitted. The Refund Order was in response to the Florida First District Court of Appeals reversal in April 1995 of the 1993 FPSC order which approved uniform rates for most of SSU's service areas in Florida. With "uniform rates," all customers in the uniform rate areas pay the same rates for water and wastewater services. Uniform rates are an alternative to "stand-alone" rates which are calculated based on the cost of serving each service area. The FPSC will reconsider the Refund Order at an undetermined date. The Company continues to believe that it would be improper for the FPSC to order a refund to one group of customers without permitting recovery of a similar amount from the remaining customers since the First District Court of Appeals affirmed the Company's total revenue requirement for operations in Florida. No provision for refund has been recorded.
   In June 1995 SSU filed a request with the FPSC for an $18.1 million annual increase in water and wastewater treatment rates. On Nov. 1, 1995, the FPSC denied the Company's original $12 million interim rate request for two reasons:
(1) it was based on uniform rates which were deemed improper by a court order subsequent to the Company's original filing, and (2) the FPSC had not yet formulated a policy on allowable investments and expenses to be included in a forward-looking interim test year. The Company submitted additional information to support interim rate approval of $12 million based on a forward-looking test year and $8.4 million based on a historical test year. On Jan. 4, 1996, the FPSC permitted the Company to implement an interim rate increase (based on a historical test year) of $7.9 million, on an annualized basis, over revenue previously collected under a uniform rate structure. Interim rates went into effect on Jan. 23, 1996. Final rates are anticipated to become effective in the fourth quarter of 1996.
   Florida law permits water and wastewater utilities to make an annual index filing to recover inflationary increases in system operations and maintenance expenses, thus delaying or avoiding the costs of full rate case filings. Similarly, another Florida law allows water and wastewater utilities to file annually to recover increased purchased water and wastewater treatment costs and property tax increases. Since 1993 the Company was allowed $2.9 million of the $3 million requested in annual rate increases under these laws.

Summary of Changes in Water Revenue and Income           1995              1994
--------------------------------------------------------------------------------
                                                         (Change from previous
                                                           year in millions)
Water sales                                            $ (1.9)            $ 1.4
Wastewater treatment services                            (2.0)              2.6
Rate increases                                            1.2               1.6
Gain on sale of water assets                            (19.1)             19.1
Other                                                       -               1.1
                                                       ------             -----
                                                       $(21.8)            $25.8
--------------------------------------------------------------------------------

   Competition. The responsibility of providing the fast growing populations of Florida, North Carolina and South Carolina with an adequate supply of clean water requires the constant attention and foresight of the Company's water operations.
   The regulated water and wastewater services industry is experiencing a series of transformations including privatization, consolidation and regionalization. These new trends are a direct result of expanded environmental regulation and increasingly limited water supply and wastewater disposal options. Consequently, growth in the industry will be realized by those who make adequate capital investment to achieve these transformations. Since economic regulation has not kept pace with the investment demands placed on private utilities, regulatory lag has delayed the recovery of private utilities' service costs.
   Historically, competition and change have been minimal in the water and wastewater industry. During the next five years, however, the Company believes that the water and wastewater industry will become more competitive and innovation-driven. The Company is focused on the application of technology to reduce costs and increase efficiency, objectives that are critical in the competitive pursuit of regulated, as well as unregulated, markets.
   1995 and 1994 Comparison. Operating revenue and income from water operations fell 24% in 1995 compared to 1994. The decrease is attributed to 15,000 fewer customers following the sale of Venice Gardens' assets in December 1994 and lower water consumption due to abnormally high rainfall and customer conservation efforts. The sale of Venice Gardens' assets contributed $19.1 million to water operations in 1994. Customers lost in the Venice Gardens' sale were replaced in December 1995 when the Company purchased the assets of Orange Osceola Utilities, Inc. for $13 million. This purchase added 17,000 customers to the Company's Florida customer base.
   1994 and 1993 Comparison. Operating revenue and income from water operations increased 39% in 1994 compared to 1993 due to the $19.1 million gain associated with the December 1994 sale of Venice Gardens' assets. 1994 also included 12 months of increased rates, while 1993 included only four months. Abnormally high rainfall in Florida and customer water conservation efforts offset the new rates in 1994.

Automobile Auctions
   Minnesota Power has an 83% ownership interest in ADESA, the third largest automobile auction business in the United States. ADESA, headquartered in Indianapolis, Indiana, owns and operates 19 automobile auctions in the United States and Canada, through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Two wholly owned subsidiaries of ADESA, Automotive Finance Corporation (AFC) and ADESA Auto Transport, perform related services. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, fleet/lease companies, banks and finance companies.
   The Company acquired 80% of ADESA on July 1, 1995, for $167 million in cash. Proceeds from the sale of the paper and pulp business combined with proceeds from the sale of securities investments were used to fund this acquisition. Acquired goodwill and other intangible assets associated with this acquisition are being amortized on a straight line basis over periods not exceeding 40 years. In January 1996 the Company provided an additional $15 million of capital in exchange for 1,982,346 original issue common stock shares of ADESA. This capital contribution increased the Company's ownership interest in ADESA to 83%. Put and call agreements with ADESA's four top managers provide ADESA management the right to sell to Minnesota Power, and Minnesota Power the right to purchase, ADESA management's 17% retained ownership interest in ADESA, in increments during the years 1997, 1998 and 1999, at a price based on ADESA's financial performance.
   For the six months ended Dec. 31, 1995, operating revenue was $61.3 million with no net income contribution. Financial results are attributed to auction cancellations because of severe weather conditions in the eastern United States in December 1995, as well as start-up costs associated with major construction projects. First quarter 1996 financial results will also be affected by severe weather which continued in January 1996.
   Competition. Within the automobile auction industry, ADESA's competition includes independently owned auctions as well as major chains and associations with auctions in geographic proximity to those of ADESA. ADESA competes with other auctions for dealers, financial institutions and other sellers to provide automobiles for auction at consignment sales and for the supply of rental repurchase vehicles from the automobile manufacturers for auction at factory sales. The automobile manufacturers often choose between auctions across multi-state areas in distributing rental repurchase vehicles. ADESA competes for sellers of automobiles by attempting to attract a large number of dealers to purchase vehicles, which ensures competitive prices and supports the volume of vehicles auctioned, and by providing a full range of services including floorplan financing, reconditioning services which prepare automobiles for auction, transporting automobiles to auction and the prompt handling of the paperwork necessary to complete the sales.
   Auto auction sales for the industry are predicted to rise at a rate of 6% to 8% annually. ADESA expects to participate in this industry's growth through acquisitions, greenfield start-ups and expanded services. In September 1995 ADESA opened the world's largest indoor automobile auction facility in Framingham, Massachusetts. Expansion projects at Manville, New Jersey and Jacksonville, Florida and a relocation project in Indianapolis, Indiana are nearing completion. These projects are expected to begin operations in the first quarter of 1996.

Investments
   Investments include an 80% interest in Lehigh, a Florida real estate company, a 22.1% equity investment in Capital Re, a financial guaranty reinsurance company, and a portfolio of securities managed by Minnesota Power which is intended to provide funds for reinvestment and business acquisitions. The
Company ceased operations at Reach All, the truck-mounted lifting equipment business, and sold its assets in 1995.
   Portfolio. The performance of the securities portfolio improved significantly over 1994 earning an after-tax return of 8.7% in 1995 compared to 1.7% in 1994 and 7.4% in 1993. Securities investments totaling $60 million were sold to partially fund the purchase of ADESA. Poor market conditions and the write-off of a $10.1 securities investment lowered earnings in 1994 compared to 1993. The Company plans to continue to concentrate in market neutral strategies that provide stable and acceptable returns without sacrificing needed liquidity. Returns will continue to be partially dependent upon general market yields.
   Reinsurance. The Company's equity investment in Capital Re continues to be a major contributor to earnings. In 1995 Capital Re contributed $8.2 million to earnings compared to $7 million in 1994 and $5.7 million in 1993. Capital Re earned after-tax returns of 10.1% in 1995, 10.5% in 1994 and 10.1% in 1993. Capital Re is the parent company of a group of specialty reinsurance companies.
   Real Estate Operations. Income from real estate operations was higher in 1995 than 1994 primarily due to the recognition of $18.4 million of tax benefits. In March 1995, based on the results of a project which analyzed the economic feasibility of realizing future tax benefits available to the Company, the board of directors of Lehigh directed the management of Lehigh to dispose of Lehigh's assets in a manner that would maximize utilization of tax benefits. The Company's portion of the tax benefits reflected in net income is $14.7 million. This tax benefit was partially offset by fewer commercial land sales and Lehigh's maturing accounts receivable portfolio. Earnings were higher in 1994 compared to 1993 because the recognition of escrow funds contributed $3.6 million in 1994.
   Lehigh currently owns 4,000 acres of land and approximately 8,000 homesites near Fort Myers, Florida and 1,250 homesites in Citrus County, Florida. The real estate strategy is to acquire large residential community properties at low cost, adding value, and selling them at going market prices.
   Other. Included are the financial results for Reach All and charges for general corporate expenses. In 1995 Reach All's operating assets were sold resulting in a 14 cent per share loss compared to an 11 cent per share loss in 1994. Pre-tax losses from Reach All were $6.4 million in 1995, $5.2 million in 1994 and $764,000 in 1993.

Liquidity and Capital Resources
   As detailed in the consolidated statement of cash flows, cash flows from operating activities were affected by a number of factors representative of normal operations. Automobile auction operations are included since the July 1, 1995, acquisition of ADESA.
   Cash from investing activities included proceeds from the sale of the paper and pulp business and proceeds from the sale of a portion of the securities portfolio that was used to fund the purchase of ADESA.
   Working capital, if and when needed, generally is provided by the sale of commercial paper. In addition, securities investments can be liquidated to provide funds for reinvestment in existing businesses or acquisition of new businesses, and approximately 700,000 original issue shares of common stock are available for issuance through the DRIP. Minnesota Power's $77 million bank lines of credit provide liquidity for the Company's commercial paper program. The amount and timing of future sales of the Company's securities will depend upon market conditions and the specific needs of the Company. The Company may from time to time sell securities to meet capital requirements, to provide for the early redemption of issues of long-term debt and/or preferred stock, to reduce short-term debt and for other corporate purposes.
   A substantial amount of ADESA's working capital is generated internally from payments made by vehicle purchasers. However, ADESA utilizes an $18 million line of credit to meet short-term working capital requirements arising from the timing of payment obligations to vehicle sellers and the availability of funds from vehicle purchasers. During the sales process, ADESA does not typically take title to vehicles.
   AFC also offers short-term on-site financing for dealers to purchase automobiles at auctions in exchange for a security interest in those automobiles. The financing is provided through the earlier of the date the dealer sells the automobile or a general borrowing term of 30-60 days. As a result, AFC has a $40 million revolving line of credit to meet its operational requirements.
   In January 1996 SSU issued $35.1 million of 6.5% Industrial Development Refunding Revenue Bonds Series 1996 due Oct. 1, 2025. The proceeds were used to refund existing industrial development revenue bonds totaling $33.8 million. Also in January 1996 the Company contributed an additional $15 million of equity to ADESA in exchange for 1,982,346 shares of ADESA original issue common stock. As a result, the Company's ownership interest increased from 80% to 83%. Funds from the issuance of commercial paper were used to purchase the additional shares. ADESA expects to use the funds to pay for capital expansion projects.
   Minnesota Power's electric utility first mortgage bonds and secured pollution control bonds are currently rated the following investment grades: Baa1 by Moody's Investor Services and BBB+ by Standard and Poor's. The disclosure of these security ratings is not a recommendation to buy, sell or hold the Company's securities.
   In 1995 the Company paid out 94% of its per-share earnings in dividends. Over the longer term, Minnesota Power's goal is to reduce dividend payout to 75% to 80% of earnings. This is expected to be accomplished by increasing earnings rather than reducing dividends.
   Capital Requirements. Consolidated capital expenditures in 1995 totaled $115 million. These expenditures included $38 million for electric operations, of which $7 million was for coal operations, $34 million for water operations and $43 million for automobile auction site relocation and development. Internally generated funds and long-term bank financing was used to fund these capital expenditures.
   Capital expenditures are expected to be $93 million in 1996 and total about $325 million for 1997 through 2000. The 1996 amount includes $34 million for routine electric capital expenditures, $25 million for upgrades, water reuse projects and new water facilities, $28 million for automobile auction site relocation and development, and $6 million for coal mining equipment and other capital expenditures. The Company expects to use internally generated funds, long-term bank financing and original issue equity securities to fund these capital expenditures.
   No new power plants or major changes to existing plants are expected in the 1996-2010 period. Future water utility capital expenditures include facility upgrades to meet environmental standards and new water and wastewater treatment facilities to accommodate customer growth. Capital expenditures for automobile auctions will continue to be for auction site relocation and development.
   New Accounting Standards. In March 1995 the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after Dec. 15, 1995. SFAS 121 requires that long-lived assets and intangible assets be reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that a utility's deferred regulatory charges must be probable of recovery in future rates. The adoption of SFAS 121 is expected to be immaterial to the Company's financial position and results of operations.
   In October 1995 the FASB issued SFAS 123, "Accounting for Stock-Based Compensation," effective for fiscal years beginning after Dec. 15, 1995. SFAS 123 requires companies to either record or disclose pro forma information on the fair value of certain stock-based employee compensation programs. In 1996 the Company anticipates offering stock options to certain employees and, in accordance with SFAS 123, will be required either to record compensation expense for stock options based on their fair values or provide pro forma disclosures of net income and earnings per share reflecting this information. The Company plans to account for its stock-based employee compensation programs in accordance with APB 25, "Accounting for Stock Issued to Employees," and will provide the pro forma disclosures required by SFAS 123, if material.

Reports

Independent Accountant

To the Shareholders and
Board of Directors of Minnesota Power                                      Logo

   In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Minnesota Power and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of ADESA Corporation, an 80% owned subsidiary acquired July 1, 1995, which statements reflect total assets of $355,819,000 at December 31, 1995 and total revenues of $60,641,000 for the six month period ended December 31, 1995. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for ADESA Corporation, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Minneapolis, Minnesota
January 22, 1996


Management

   The consolidated financial statements and other financial information were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in conformity with generally accepted accounting principles as applied to regulated utilities and necessarily include some amounts that are based on informed judgments and best estimates of management.
   To meet its responsibilities with respect to financial information, management maintains and enforces a system of internal accounting controls designed to provide assurance, on a cost effective basis, that transactions are carried out in accordance with management's authorizations and that assets are safeguarded against loss from unauthorized use or disposition. The system includes an organizational structure which provides an appropriate segregation of responsibilities, careful selection and training of personnel, written policies and procedures, and periodic reviews by the internal audit department. In addition, the Company has a personnel policy which requires all employees to maintain a high standard of ethical conduct. Management believes the system is effective and provides reasonable assurance that all transactions are properly recorded and have been executed in accordance with management's authorization. Management modifies and improves its system of internal accounting controls in response to changes in business conditions. The Company's internal audit staff is charged with the responsibility for determining compliance with Company procedures.
   Five directors of the Company, not members of management, serve as the Audit Committee. The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent accountants to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. The internal auditors and the independent accountants have full and free access to the Audit Committee without management present.
   Price Waterhouse LLP and Ernst & Young LLP, independent accountants, are engaged to express an opinion on the financial statements. Their audits are conducted in accordance with generally accepted auditing standards and include a review of internal controls and test transactions to the extent necessary to allow them to report on the fairness of the operating results and financial condition of the Company.


Arend J. Sandbulte             Edwin L. Russell              David G. Gartzke

Arend J. Sandbulte             Edwin L. Russell              David G. Gartzke
Chairman                       President and Chief           Chief Financial
                               Executive Officer             Officer

                        Consolidated Financial Statements

Minnesota Power Consolidated Balance Sheet

December 31                                               1995           1994
-------------------------------------------------------------------------------
                                                              In thousands
Assets
Plant and Other Assets
     Electric operations                              $  786,159     $  789,789
     Water operations                                    337,500        295,451
     Automobile auctions                                 123,632              -
     Investments                                         201,360        355,263
                                                      ----------     ----------
         Total plant and other assets                  1,448,651      1,440,503
                                                      ----------     ----------
Current Assets
     Cash and cash equivalents                            31,577         27,001
     Trading securities                                   40,007         74,046
     Trade accounts receivable (less reserve of
     $3,325 and $1,041)                                  128,072         51,105
     Notes and other accounts receivable                  12,220         61,654
     Fuel, material and supplies                          26,383         26,405
     Prepayments and other                                13,706         25,927
                                                      ----------     ----------
         Total current assets                            251,965        266,138
                                                      ----------     ----------
Deferred Charges
     Regulatory                                           88,631         74,919
     Other                                                25,037         24,353
                                                      ----------     ----------
         Total deferred charges                          113,668         99,272
                                                      ----------     ----------
Intangible Assets
     Goodwill                                            120,245          1,885
     Other                                                13,096              -
                                                      ----------     ----------
         Total intangible assets                         133,341          1,885
                                                      ----------     ----------
Total Assets                                          $1,947,625     $1,807,798
                                                      ----------     ----------
Capitalization and Liabilities
Capitalization
     Common stock, without par value,
     65,000,000 shares authorized;
       31,467,650 and 31,246,557 shares
       outstanding                                    $  377,684     $  371,178
     Unearned ESOP shares                                (72,882)       (76,727)
     Net unrealized gain (loss) on securities
     investments                                           3,206         (5,410)
     Cumulative translation adjustment                      (177)             -
     Retained earnings                                   276,241        272,646
                                                      ----------     ----------
         Total common stock equity                       584,072        561,687
     Cumulative preferred stock                           28,547         28,547
     Redeemable serial preferred stock                    20,000         20,000
     Long-term debt                                      639,548        601,317
                                                      ----------     ----------
         Total capitalization                          1,272,167      1,211,551
                                                      ----------     ----------
Current Liabilities
     Accounts payable                                     68,083         36,792
     Accrued taxes                                        40,999         41,133
     Accrued interest and dividends                       14,471         14,157
     Notes payable                                        96,218         54,098
     Long-term debt due within one year                    9,743         12,814
     Other                                                27,292         23,799
                                                      ----------     ----------
         Total current liabilities                       256,806        182,793
                                                      ----------     ----------
Deferred Credits
     Accumulated deferred income taxes                   164,737        192,441
     Contributions in aid of construction                 98,167         87,036
     Regulatory                                           57,950         55,996
     Other                                                97,798         77,981
                                                      ----------     ----------
        Total deferred credits                           418,652        413,454
                                                      ----------     ----------
Commitments and Contingencies                         ----------     ----------
Total Capitalization and Liabilities                  $1,947,625     $1,807,798
--------------------------------------------------------------------------------
                The accompanying notes are an integral part of these statements.

Consolidated Statement of Income
For the year ended December 31                              1995           1994         1993
----------------------------------------------------------------------------------------------
                                                         In thousands except per share amounts
Operating Revenue and Income
    Electric operations                                  $ 498,352     $ 453,287     $ 457,719
    Water operations                                        69,379        91,224        65,463
    Automobile auctions                                     61,254             -             -
    Investments                                             43,932        37,656        59,313
                                                         ---------     ---------     ---------
        Total operating revenue and income                 672,917       582,167       582,495
                                                         ---------     ---------     ---------
Operating Expenses
    Fuel and purchased power                               176,960       157,687       170,277
    Operations                                             286,204       232,280       218,890
    Administrative and general                             102,896        68,300        64,879
    Interest expense                                        48,041        46,750        41,544
                                                         ---------     ---------     ---------
        Total operating expenses                           614,101       505,017       495,590
                                                         ---------     ---------     ---------

Income from Equity Investments                               4,196         2,972         5,795
                                                         ---------     ---------     ---------

Operating Income from Continuing Operations                 63,012        80,122        92,700

Income Tax Expense                                           1,155        20,657        28,326
                                                         ---------     ---------     ---------

Income from Continuing Operations                           61,857        59,465        64,374

Income (Loss) from Discontinued Operations                   2,848         1,868        (1,753)
                                                         ---------     ---------     ---------

Net Income                                                  64,705        61,333        62,621

Dividends on Preferred Stock                                (3,200)       (3,200)       (3,342)
                                                         ---------     ---------     ---------

Earnings Available for Common Stock                      $  61,505     $  58,133     $  59,279
                                                         ---------     ---------     ---------

Average Shares of Common Stock                              28,483        28,239        26,987

Earnings Per Share of Common Stock
    Continuing operations                                $    2.06     $    1.99     $    2.27
    Discontinued operations                                    .10           .07          (.07)
                                                         ---------     ---------     ---------
        Total                                            $    2.16     $    2.06     $    2.20
                                                         ---------     ---------     ---------

Dividends Per Share of Common Stock                      $    2.04     $    2.02     $    1.98
----------------------------------------------------------------------------------------------

Consolidated Statement of Retained Earnings
For the year ended December 31                                1995          1994          1993
----------------------------------------------------------------------------------------------
                                                                        In thousands
Balance at Beginning of Year                             $ 272,646     $ 271,177     $ 265,648
    Net income                                              64,705        61,333        62,621
    Redemption and retirement of stock                        --            --            (425)
                                                         ---------     ---------     ---------
        Total                                              337,351       332,510       327,844
                                                         ---------     ---------     ---------
Dividends Declared
    Preferred stock                                          3,200         3,200         3,342
    Common stock                                            57,910        56,664        53,325
                                                         ---------     ---------     ---------
        Total                                               61,110        59,864        56,667
                                                         ---------     ---------     ---------
Balance at End of Year                                   $ 276,241     $ 272,646     $ 271,177
----------------------------------------------------------------------------------------------
                              The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows
For the year ended December 31                               1995         1994          1993
----------------------------------------------------------------------------------------------
                                                                      In thousands
Operating Activities
    Net income                                           $  64,705     $  61,333     $  62,621
    Depreciation and amortization                           59,554        50,236        43,508
    Amortization of coal contract termination costs              -         3,920        18,460
    Deferred income taxes                                  (26,082)        6,201         5,517
    Deferred investment tax credits                           (864)       (2,478)       (2,035)
    Pre-tax (gain) loss on sale of plant                     1,786       (19,147)         (812)
    Changes in operating assets and liabilities
      net of the effects of discontinued operations
      and subsidiary acquisitions
        Trading securities                                  34,039        24,198             -
        Notes and accounts receivable                      (12,989)      (14,061)      (11,999)
        Fuel, material and supplies                         (3,164)       (5,641)        4,226
        Accounts payable                                    (9,794)        1,112        (1,170)
        Other current assets and liabilities                15,890         4,935         2,473
    Other-- net                                                873         5,857         1,954
                                                         ---------     ---------     ---------
        Cash from operating activities                     123,954       116,465       122,743
                                                         ---------     ---------     ---------
Investing Activities
    Proceeds from sale of investments in securities        103,189        59,339       242,950
    Proceeds from sale of discontinued operations--
      net of cash sold                                     107,606             -             -
    Proceeds from sale of plant                                  -        37,361         6,584
    Additions to investments                               (59,468)      (97,620)     (266,276)
    Additions to plant                                    (117,749)      (80,161)      (68,156)
    Acquisition of subsidiaries --
      net of cash acquired                                (129,531)            -             -
    Changes to other assets-- net                           (2,645)      (10,699)      (54,763)
                                                         ---------     ---------     ---------
        Cash for investing activities                      (98,598)      (91,780)     (139,661)
                                                         ---------     ---------     ---------
Financing Activities
    Issuance of common stock                                 6,438         1,033        57,605
    Issuance of long-term debt                              28,070        21,982       171,571
    Changes in notes payable                                16,726        33,623       (33,496)
    Reductions of long-term debt and
      preferred stock                                      (10,904)      (26,132)     (107,256)
    Dividends on preferred and common stock                (61,110)      (59,864)      (56,667)
                                                         ---------     ---------     ---------
        Cash (for) from financing activities               (20,780)      (29,358)       31,757
                                                         ---------     ---------     ---------

Change in Cash and Cash Equivalents                          4,576        (4,673)       14,839
Cash and Cash Equivalents at Beginning of Period            27,001        31,674        16,835
                                                         ---------     ---------     ---------
Cash and Cash Equivalents at End of Period               $  31,577     $  27,001     $  31,674
                                                         ---------     ---------     ---------

Supplemental Cash Flow Information
    Cash paid during the period for
        Interest (net of capitalized)                    $  48,913     $  48,385     $  41,840
        Income taxes                                     $  25,018     $  20,584     $  24,490
----------------------------------------------------------------------------------------------
                              The accompanying notes are an integral part of these statements.

24

                   Notes to Consolidated Financial Statements
1 Business Segments

                                                               Electric         Water      Automobile
                                        Consolidated          Operations      Operations   Auctions<F1>         Investments
                                        ------------          ----------      ----------   ------------ ----------------------------
                                                                                                         Portfolio,
                                                                                                        Reinsurance      Real
For the year ended December 31                           Electric     Coal                                & Other       Estate
------------------------------                           --------     ----                              -----------     ------
Thousands
1995
Operating revenue and income              $  672,917      $469,481  $28,871   $ 69,379     $ 61,254      $ 24,374      $ 19,558
Operation and other expense                  508,753       350,184   21,840     48,365       55,314        12,808        20,242<F2>
Depreciation and amortization expense         57,307        38,361    1,506     12,796        4,367          --             277
Interest expense                              48,041        20,642    1,250     10,672          675        14,776            26
Income from equity investments                 4,196             -        -          -            -         4,196<F3>         -
                                          ----------      --------  -------   --------     --------      --------      --------
Operating income (loss) from
    continuing operations                     63,012        60,294    4,275     (2,454)         898           986          (987)
Income tax expense (benefit)                   1,155        23,504    1,197     (1,110)       1,116        (6,117)      (17,435)<F4>
                                          ----------      --------  -------   --------     --------      --------      --------
Income (loss) from continuing operations      61,857      $ 36,790  $ 3,078    $(1,344)    $   (218)     $  7,103      $(16,448)
                                                          --------  -------   --------     --------      --------      --------
Income from discontinued operations            2,848
                                          ----------
Net income                                $   64,705
                                          ----------
Total assets                              $1,947,625      $936,260  $32,331   $354,294     $355,843      $219,076      $ 49,821
Accumulated depreciation                  $  619,343      $485,353  $18,875   $113,125     $  1,990             -             -
Accumulated amortization                  $    3,036             -        -          -     $  2,311             -      $    725
Construction work in progress             $   56,019      $  5,386        -   $ 12,314     $ 38,319             -             -
------------------------------------------------------------------------------------------------------------------------------------
1994
Operating revenue and income              $  582,167      $426,288  $26,999   $ 91,224<F5>        -      $  6,003<F6>  $ 31,653<F7>
Operation and other expense                  412,490       314,333   20,438     47,754            -         9,455        20,510
Depreciation and amortization expense         45,777        35,209    1,352      8,936            -             4           276
Interest expense                              46,750        19,167    1,035     12,214            -        14,322            12
Income from equity investments                 2,972             -        -          -            -         2,972             -
                                          ----------      --------  -------   --------     --------      --------      --------
Operating income (loss) from
    continuing operations                     80,122        57,579    4,174     22,320            -       (14,806)       10,855
Income tax expense (benefit)                  20,657        22,150    1,114      8,733            -       (12,031)          691
                                          ----------      --------  -------   --------     --------      --------      --------
Income (loss) from continuing
operations                                    59,465      $ 35,429  $ 3,060   $ 13,587            -       $(2,775)     $ 10,164
                                          ----------      --------  -------   --------     --------      --------      --------
Income from discontinued operations            1,868
                                          ----------
Net income                                $   61,333
                                          ----------
Total assets                              $1,807,798<F8>  $941,041  $28,353   $327,367            -      $301,355      $ 34,549
Accumulated depreciation                  $  582,075<F9>  $471,141  $17,598   $ 88,650            -      $      5             -
Accumulated amortization                  $      434             -        -          -            -             -      $    434
Construction work in progress             $   27,619      $ 21,736        -   $  5,883            -             -             -
------------------------------------------------------------------------------------------------------------------------------------
1993
Operating revenue and income              $  582,495      $433,117  $24,602   $ 65,463            -      $ 28,284      $ 31,029
Operation and other expense                  410,141       319,513   18,609     42,550            -         6,946        22,523
Depreciation and amortization expense         43,905        32,782    1,095      9,792            -             6           230
Interest expense                              41,544        18,943    1,024      9,997            -        11,565            15
Income from equity investments                 5,795             -        -          -            -         5,795             -
                                          ----------      --------  -------   --------     --------      --------      --------
Operating income from
    continuing operations                     92,700        61,879    3,874      3,124            -        15,562         8,261
Income tax expense (benefit)                  28,326        24,696    1,150      1,054            -          (435)        1,861
                                          ----------      --------  -------   --------     --------      --------      --------
Income from continuing operations             64,374      $ 37,183  $ 2,724   $  2,070            -      $ 15,997      $  6,400
                                          ----------      --------  -------   --------     --------      --------      --------
Loss from discontinued operations             (1,753)
                                          ----------
Net income                                $   62,621
                                          ----------
Total assets                              $1,760,526<F10> $916,378   $27,998  $330,653            -      $295,210      $30,726
Accumulated depreciation                  $  546,706<F11> $443,407   $16,097  $ 86,495            -      $     17            -
Accumulated amortization                  $      145             -         -         -            -             -      $   145
Construction work in progress             $   31,227      $ 18,019         -  $ 13,208            -             -            -

-------------------------

<F1>  Purchased July 1, 1995.
<F2>  Includes $3.7 million of minority interest relating to the recognition of tax benefits. (See Note 14.)
<F3>  Includes  a  $6.4  million  pre-tax  write-off  from  exiting  the  equipment manufacturing business.
<F4>  Includes $18.4 million of tax benefits. (See Note 14.)
<F5>  Includes a $19.1 million pre-tax gain from the sale of certain water plant assets.
<F6>  Includes a $10.1 million pre-tax loss from the write-off of an investment.
<F7>  Includes $3.6 million of income related to escrow funds.
<F8>  Includes $175.1 million related to operations discontinued in 1995.
<F9>  Includes $4.7 million related to operations discontinued in 1995.
<F10> Includes $159.6 million related to operations discontinued in 1995.
<F11> Includes $0.7 million related to operations discontinued in 1995.

2 Operations and Significant Accounting Policies
   Financial Statement Preparation. Minnesota Power prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that (1) affect the reported amounts of assets and liabilities, (2) disclose contingent assets and liabilities at the date of the financial statements, and (3) report amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
   Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation. Information for prior periods has been reclassified to present comparable information for all periods.
   Nature of Operations and Revenue Recognition. Minnesota Power is a diversified utility that has operations in four principal business segments.
   Electric Operations. Electric service is provided to 136,000 customers in northern Minnesota and northwestern Wisconsin. Large industrial customers, which include paper mills, Minnesota's taconite industry and a pipeline company, purchase under contract about half of the electricity the Company generates. BNI Coal, a subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte which supplies Minnesota Power with 71% of its output under a long-term contract. (See Note 12.)
   Electric rates are under the jurisdiction of various state and federal regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for service provided but not yet billed. Electric rates include adjustment clauses which bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules and bill retail customers for the recovery of CIP expenditures not collected in base rates.
   During 1995, 1994 and 1993, revenue derived from one major customer was $60.4, $60.2 and $59.6 million, respectively. Revenue derived from another major customer was $44.9, $45.3 and $45 million, respectively.
   Water Operations. SSU, a wholly owned subsidiary, is the largest independent supplier of water and wastewater utility service in Florida. Heater, another subsidiary, provides water and wastewater services in North Carolina and South Carolina. In total, 143,000 water and 56,000 wastewater treatment customers are served. Water rates are under the jurisdiction of various state and county regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for water sold but not billed.
   Automobile Auctions. In July 1995, the Company purchased 80% of ADESA, an automobile auction business that operates in 19 locations in the U.S. and Canada. As discussed in Note 3, the Company's ownership interest increased to 83% in January 1996. ADESA acts as an agent in the sales process, receiving fees from both buyers and sellers of automobiles. ADESA also provides a wide range of related services such as floorplan financing, auto reconditioning, title processing and vehicle transport. Revenue is recognized when services are performed.
   Investments. The Company's securities portfolio provides funds for reinvestment and business acquisitions. The Company has a 22.1% ownership in Capital Re, a financial guaranty reinsurance company, accounted for using the equity method, and an 80% ownership in Lehigh, a Florida real estate business. Real estate revenue is recognized on the accrual basis. Investment income is discussed in Note 7.
   Plant and Depreciation. Plant is recorded at original cost. The cost of additions to plant and replacement of retirement units of property are capitalized. Maintenance costs and replacements of minor items of property are charged to expense as incurred. Costs of depreciable units of plant retired are eliminated from the plant accounts. Such costs plus removal expenses less salvage are charged to accumulated depreciation. Plant stated on the balance sheet includes construction work in progress and is net of accumulated depreciation. Various pollution abatement facilities are leased from municipalities which have issued pollution control revenue bonds to finance the cost of the facilities. The cost of the facilities and the related debt obligation, which is guaranteed by the Company, has been recorded as electric plant and long-term debt, respectively.
   Depreciation of utility plant is computed using rates based on estimated useful lives of the various classes of property. Provisions for depreciation of the average original cost of depreciable property approximated 3.3% in 1995, 3% in 1994 and 2.9% in 1993. Contributions in aid of construction (CIAC) relate to water and wastewater plant contributed to the Company by developers and customers. CIAC is amortized on a straight-line basis over the estimated life of the asset to which it relates when placed in service. Amortization of CIAC reduces depreciation expense.
   Fuel, Material and Supplies. Fuel, material and supplies are stated at the lower of cost or market. Cost is determined by the average cost method.
   Goodwill. Goodwill represents the excess of cost over net assets of businesses acquired and is amortized on a straight-line basis over forty years.
   Deferred Regulatory Charges and Credits. The Company is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." The Company capitalizes as deferred regulatory charges incurred costs which are probable of recovery in future utility rates. Deferred regulatory credits represent amounts expected to be credited to customers in rates. (See Note 4.)
   Unamortized Expense, Discount and Premium on Debt. Expense, discount and premium on debt are deferred and amortized over the lives of the related issues.
   Cash and Cash Equivalents. The Company considers all investments purchased with maturities of three months or less to be cash equivalents.

3 Acquisitions and Divestitures
   Acquisition of ADESA. The Company acquired 80% of ADESA on July 1, 1995, for $167 million in cash. The Company accounted for the acquisition as a purchase. Acquired goodwill and other intangible assets associated with this acquisition are being amortized on a straight line basis over periods not exceeding 40 years. In January 1996 the Company provided an additional $15 million of capital in exchange for 1,982,346 original issue common stock shares of ADESA. This capital contribution increased the Company's ownership interest in ADESA to 83%. Put and call agreements with ADESA's four top managers provide ADESA management the right to sell to Minnesota Power, and Minnesota Power the right to purchase, ADESA management's 17% retained ownership interest in ADESA, in increments during the years 1997, 1998 and 1999, at a price based on ADESA's financial performance.
   The following summary presents unaudited pro forma consolidated results as if ADESA was acquired on Jan. 1, 1994. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1994, nor are they necessarily indicative of future consolidated results. The pro forma results should be read in conjunction with the historical consolidated financial statements and related notes of Minnesota Power.

Summary Pro Forma Financial Information --
Year ended December 31-- Unaudited                 1995              1994
--------------------------------------------------------------------------------
                                                        In thousands
Operating revenue and income                     $729,674          $674,696
Income from continuing operations                 $61,422           $61,771
Net income                                        $64,270           $63,639
Earnings per share of common stock
    from continuing operations                      $2.04             $2.07
Total earnings per share of common stock            $2.14             $2.14
--------------------------------------------------------------------------------

   Acquisition of Orange Osceola. On Dec. 1, 1995, SSU acquired the operating assets of Orange Osceola Utilities for approximately $13 million. The acquisition adds over 17,000 water customers.
   Sale of Water Plant Assets. In December 1994 SSU sold all of the assets of its Venice Gardens water and wastewater utilities to Sarasota County in Florida (the County) for $37.6 million. The sale increased 1994 net income by $11.8 million and contributed 42 cents to 1994 earnings per share. Water operations on the consolidated statement of income includes a pre-tax gain of $19.1 million from the sale. This sale was negotiated in anticipation of an eminent domain action by the County.
   Discontinued Operations. On June 30, 1995, Minnesota Power sold its interest in the paper and pulp business to Consolidated Papers, Inc. (CPI) for $118 million in cash, plus CPI's assumption of certain debt and lease obligations. The Company is still committed to a maximum guaranty of $90 million to ensure a portion of a $33.4 million annual lease obligation for paper mill equipment under an operating lease extending to 2012. CPI has agreed to indemnify the Company for any payments the Company may make as a result of the Company's obligation relating to this operating lease.
   The financial results of the paper and pulp business, including the loss on disposition, have been accounted for as discontinued operations.

Summary of Discontinued Operations --
Year ended December 31                           1995        1994        1993
--------------------------------------------------------------------------------
                                                         In thousands
Operating revenue and income                   $44,324     $55,615     $ 7,112

Income (loss) from equity investments           $7,496      $2,327     $(1,865)

Income (loss) from operations                   $7,476      $2,677     $(3,132)
Income tax expense (benefit)                     3,117         809      (1,379)
                                               -------     -------     -------
                                                 4,359       1,868      (1,753)
                                               -------     -------     -------

Loss on disposal                                (1,786)          -           -
Income tax benefit                                 275           -           -
                                               -------     -------     -------
                                               (1,511)           -           -
                                               -------     -------     -------
Income (loss) from discontinued operations      $2,848      $1,868     $(1,753)
--------------------------------------------------------------------------------

4 Regulatory Matters
   The Company files for periodic rate revisions with the Minnesota Public Utilities Commission (MPUC), the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and other state and county regulatory authorities. The MPUC had regulatory authority over approximately 76% in 1995, 77% in 1994 and 76% in 1993 of the Company's total electric operating revenue. Interim rates in Minnesota and Florida are placed into effect, subject to refund with interest, pending a final decision by the appropriate commission.
   Electric Rate Proceedings. In November 1994, the MPUC granted the Company an increase in annual electric operating revenue of $19 million and an 11.6% return on equity. Effective June 1, 1995, rates for large industrial customers increased less than 4%, while the rate for smaller businesses increased 6.5%. Rate increases for residential customers were approved to be phased in over three years: 13.5% began in June 1995 and 3.75% in January 1996, another 3.75% will begin in January 1997.
   In January 1994 the Company began recovering ongoing CIP expenditures and $8.2 million of deferred CIP expenditures incurred prior to Dec. 31, 1993, through a customer billing adjustment and retail base rates approved by the MPUC. The Company collected $10.8 million and $7.8 million of CIP related revenue in 1995 and 1994.
   Water Rate Proceedings. Responding to a Florida Supreme Court decision addressing the issue of retroactive ratemaking with respect to another company, on March 5, 1996, the FPSC voted to reconsider an October 1995 order (Refund Order) which would have required SSU to refund about $10 million, including interest, to customers who paid more since October 1993 under uniform rates than they would have paid under stand-alone rates. Under the Refund Order, the collection of the $10 million from customers who paid less under uniform rates would not be permitted. The Refund Order was in response to the Florida First District Court of Appeals reversal in April 1995 of the 1993 FPSC order which approved uniform rates for most of SSU's service areas in Florida. With "uniform rates," all customers in the uniform rate areas pay the same rates for water and wastewater services. Uniform rates are an alternative to "stand-alone" rates which are calculated based on the cost of serving each service area. The FPSC will reconsider the Refund Order at an undetermined date. The Company continues to believe that it would be improper for the FPSC to order a refund to one group of customers without permitting recovery of a similar amount from the remaining customers since the First District Court of Appeals affirmed the Company's total revenue requirement for operations in Florida. No provision for refund has been recorded.
   In June 1995 SSU filed a request with the FPSC for an $18.1 million annual increase in water and wastewater treatment rates. On Nov. 1, 1995, the FPSC denied the Company's original $12 million interim rate request for two reasons:
(1) it was based on uniform rates which were deemed improper by a court order subsequent to the Company's original filing, and (2) the FPSC had not yet formulated a policy on allowable investments and expenses to be included in a forward-looking interim test year. The Company submitted additional information to support interim rate approval of $12 million based on a forward-looking test year and $8.4 million based on a historical test year. On Jan. 4, 1996, the FPSC permitted the Company to implement an interim rate increase (based on a historical test year) of $7.9 million, on an annualized basis, over revenue previously collected under a uniform rate structure. Interim rates went into effect on Jan. 23, 1996. Final rates are anticipated to become effective in the fourth quarter of 1996.
   Florida law permits water and wastewater utilities to make an annual index filing to recover inflationary increases in system operations and maintenance expenses, thus delaying or avoiding the costs of full rate case filings. Similarly, another Florida law allows water and wastewater utilities to file annually to recover increased purchased water and wastewater treatment costs and property tax increases. Since 1993 the Company was allowed $2.9 million of the $3 million requested in annual rate increases under these laws.
   Peabody Contract Buyout. In 1991 Minnesota Power and Peabody Coal Company agreed to terminate the 1968 Coal Supply Contract between the parties (the Coal Contract) two years ahead of the scheduled termination date. As approved by the MPUC and FERC, the Company used the retail and resale fuel adjustment clauses to pass through to electric customers the $35 million charge (plus a return on the funds used to make the payment) paid by the Company in December 1991 to terminate the Coal Contract. The consolidated income statement includes $3.9 and $18.5 million in 1994 and 1993 of the Coal Contract termination costs as fuel expense and the recovery of these costs in revenue through the fuel adjustment clauses.
   Deferred Regulatory Charges and Credits. Based on current rate treatment, the Company believes all deferred regulatory charges are probable of recovery.

Summary of Deferred Regulatory
Charges and Credits-- December 31                    1995             1994
--------------------------------------------------------------------------------
                                                         In thousands
Deferred Charges
    Income taxes                                   $22,726          $22,977
    Conservation improvement programs               15,793           10,471
    Early retirement plan                           14,290            3,380
    Postretirement benefits                         10,801           12,834
    Premium on reacquired debt                       8,293            9,119
    Other                                           16,728           16,138
                                                   -------          -------
                                                    88,631           74,919
Deferred Credits
    Income taxes                                    57,950           55,996
                                                   -------          -------

Net deferred regulatory charges and credits        $30,681          $18,923
--------------------------------------------------------------------------------


5 Jointly Owned Electric Facility
   The Company owns 80% of Boswell Unit 4. While the Company operates the plant, certain decisions with respect to the operations of Boswell Unit 4 are subject to the oversight of a committee on which the Company and Wisconsin Public Power, Inc. SYSTEM (WPPI), the owner of the other 20% of Boswell Unit 4, have equal representation and voting rights. Each owner must provide its own financing and is obligated to pay its ownership share of operating costs. The Company's share of direct operating expenses of Boswell Unit 4 is included in operating expense on the consolidated statement of income. The Company's 80% share of the original cost included in electric plant at Dec. 31, 1995 and 1994, was $303 and $306 million.
The corresponding provisions for accumulated depreciation were $123 and $119 million.

6 Investment in Capital Re
   The Company has an equity investment in Capital Re, a company engaged in financial guaranty reinsurance. During 1995 and 1994 the Company purchased an additional 517,100 shares of Capital Re common stock for $11 million. At Dec. 31, 1995, the Company's equity investment was 22.1%. The Company uses the equity method to account for this investment.

Summary of Capital Re
Financial Information--
Year ended December 31                      1995          1994          1993
--------------------------------------------------------------------------------
                                                      In thousands

Investment portfolio                      $771,767      $638,751      $552,405
Other assets                              $201,074      $171,289      $159,231
Liabilities                               $171,447      $134,610      $137,407
Deferred revenue                          $314,451      $274,916      $250,394
Net revenue                               $107,085      $101,462       $79,477
Net income                                 $45,527       $39,806       $36,354
--------------------------------------------------------------------------------


Summary of Minnesota Power's
Ownership in Capital Re--
December 31                                 1995          1994          1993
--------------------------------------------------------------------------------
                                                      In thousands

Equity in earnings                          $9,811        $8,138        $6,559
Accumulated equity in undistributed
earnings                                   $42,755       $33,683       $26,103
Equity investment                          $92,851       $72,054       $60,216
Fair value of equity investment           $100,422       $86,662       $70,778
--------------------------------------------------------------------------------

7 Financial Instruments
   Securities Investments. The majority of the Company's securities investments are investment-grade stocks of other utility companies and are considered by the Company to be conservative investments.
   Investments in equity and debt securities are classified in two categories on the balance sheet: Trading securities are those bought and held principally for near-term sale. They are recorded at fair value as part of current assets, with changes in fair value during the period included in earnings. Available-for-sale securities, which are held for an indefinite period of time, are recorded at fair value in investments. Changes in fair value during the period are recorded net of tax as a separate component of common stock equity. If the fair value of any available-for-sale securities declines below cost and the decline is considered other than temporary, the securities are written down to fair value and the losses charged to earnings. Realized gains and losses are computed on each specific investment sold.

                                        Dec. 31, 1995                                     Dec. 31, 1994
                              --------------------------------------------------------------------------------------
                                       Gross Unrealized    Fair                         Gross Unrealized     Fair
                                       ----------------                                 ----------------
Summary of Securities          Cost     Gain     (Loss)    Value              Cost      Gain     (Loss)      Value
--------------------------------------------------------------------------------------------------------------------
                                                                   In thousands
Trading                                                   $40,007                                          $ 74,046
                                                          -------                                          ---------
Available-for-sale
    Common stock             $ 2,599   $  -     $  (451)  $ 2,148           $ 10,636   $   86   $(1,748)   $  8,974
    Preferred stock           64,506    1,969    (3,090)   63,385            117,860    2,747    (3,893)    116,714
                             -------   ------   -------   -------           --------   ------   -------    ---------
                             $67,105   $1,969   $(3,541)  $65,533           $128,496   $2,833   $(5,641)   $125,688
--------------------------------------------------------------------------------------------------------------------

   The net unrealized gain (loss) on securities investments on the balance sheet at Dec. 31, 1995 and 1994, also included $4.1 and $(3.8) million from the Company's share of Capital Re's unrealized holding gains and losses.

Year ended December 31                                                      1995                              1994
--------------------------------------------------------------------------------------------------------------------
                                                                                         In thousands
Trading securities
    Change in net unrealized holding gains included in earnings            $1,518                               $253

Available-for-sale securities
    Proceeds from sales                                                   $97,139                            $53,559
    Gross realized gains                                                   $2,974                             $1,194
    Gross realized (losses)                                               $(3,313)                           $(2,902)
---------------------------------------------------------------------------------------------------------------------

   Off-Balance-Sheet Risks. In portfolio strategies designed to reduce market risks, the Company sells common stock securities short and enters into short sales of treasury futures contracts.
   Selling common stock securities short is intended to reduce market price risks associated with holding common stock securities in the Company's trading securities portfolio. Transactions involving short sales of common stock are completed on average within 90 days from when the transactions are entered into. Realized and unrealized gains and losses from short sales of common stock securities are included in investment income.
   Treasury futures are used as a cross hedge to reduce interest rate risks associated with holding fixed dividend preferred stocks included in the Company's available-for-sale portfolio. Changes in market values of treasury futures are recognized as an adjustment to the carrying amount of the underlying hedged item. Gains and losses on treasury futures are deferred and recognized in investment income concurrently with gains and losses arising from the underlying hedged item. Generally, treasury futures contracts entered into have a maturity date of 90 days.
   The notional amounts summarized below do not represent amounts exchanged and are not a measure of the Company's financial exposure. The amounts exchanged are calculated on the basis of these notional amounts and other terms which relate to the change in interest rates and securities prices. The Company continually evaluates the credit standing of counterparties and market conditions with respect to its off-balance-sheet financial instruments. The Company does not expect any counterparties to fail to meet their obligations or any material adverse impact to its financial position from these financial instruments.

Summary of Off-Balance-Sheet
Financial Instruments-- December 31              1995                    1994
--------------------------------------------------------------------------------
                                                         In thousands
Short stock sales outstanding                  $30,253                 $61,523
Treasury futures                               $12,700                 $31,700
Interest rate swap                                   -                 $20,000
--------------------------------------------------------------------------------

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

Summary of Fair Values-- December 31                  1995                                  1994
---------------------------------------------------------------------------------------------------------
                                                                     In thousands
                                               Carrying     Fair                    Carrying      Fair
                                                Amount      Value                    Amount      Value
---------------------------------------------------------------------------------------------------------
Long-term debt                               $(639,548)  $(660,277)               $(601,317)   $(559,859)
Redeemable serial preferred stock             $(20,000)   $(21,050)                $(20,000)    $(19,550)
Short stock sales outstanding (trading)              -     $32,167                         -     $59,691
Treasury futures                                     -     $15,427                         -     $31,433
Interest rate swap                                   -           -                         -       $(589)
---------------------------------------------------------------------------------------------------------

   Concentration of Credit Risk. Financial instruments that subject the Company to concentrations of credit risk consist primarily of trade and other receivables. The Company sells electricity to about 17 customers in northern Minnesota's taconite and paper industries. At Dec. 31, 1995 and 1994, receivables from these customers totaled $7.6 and $8.5 million. The Company does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. The Company has not incurred and does not expect to incur significant credit losses. Approximately $73 million of trade accounts receivable are due from automobile dealers. ADESA has possession of car titles collaterallizing a significant portion of these accounts.

8 Common Stock and Retained Earnings
   The Articles of Incorporation, mortgage, and preferred stock purchase agreements contain provisions that, under certain circumstances, would restrict the payment of common stock dividends. As of Dec. 31, 1995, no retained earnings were restricted as a result of these provisions.

Summary of Common Stock                          Shares                 Equity
--------------------------------------------------------------------------------
                                                         In thousands
Balance Dec. 31, 1992                            29,453                $308,090
1993 Public offering                              1,000                  34,570
     ESPP                                            25                     925
     DRIP                                           588                  20,805
     Earned ESOP adjustment                           -                     995
     Other                                          141                   5,296
                                                 ------                ---------
Balance Dec. 31, 1993                            31,207                 370,681
1994 ESPP                                            40                   1,033
     Other                                            -                    (536)
                                                 ------                ---------
Balance Dec. 31, 1994                            31,247                 371,178
1995 ESPP                                            32                     786
     DRIP                                           189                   5,653
     Other                                            -                      67
                                                 ------                ---------
Balance Dec. 31, 1995                            31,468                $377,684
--------------------------------------------------------------------------------

9 Preferred Stock

Summary of Cumulative
Preferred Stock-- December 31                                                      1995                     1994
------------------------------------------------------------------------------------------------------------------
                                                                                           In thousands
Preferred stock, $100 par value, 116,000 shares authorized;
    5% Series - 113,358 shares outstanding, callable at $102.50 per share         $11,492                 $11,492
Serial preferred stock, without par value,1,000,000 shares authorized;
    $7.36 Series - 170,000 shares outstanding, callable at $103.34 per share       17,055                  17,055
                                                                                  -------                 -------
Total cumulative preferred stock                                                  $28,547                 $28,547
------------------------------------------------------------------------------------------------------------------

Summary of Redeemable
Serial Preferred Stock-- December 31                                               1995                    1994
------------------------------------------------------------------------------------------------------------------
                                                                                          In thousands
Serial preferred stock A, without par value, 2,500,000 shares authorized;
    $6.70 Series - 100,000 shares outstanding, noncallable,
        redeemable in 2000 at $100 per share                                     $10,000                 $10,000
    $7.125 Series - 100,000 shares outstanding, noncallable,
        redeemable in 2000 at $100 per share                                      10,000                  10,000
                                                                                 -------                 -------
Total redeemable serial preferred stock                                          $20,000                 $20,000
-----------------------------------------------------------------------------------------------------------------

10 Long-Term Debt

Schedule of Long-Term Debt-- December 31                                           1995                    1994
-----------------------------------------------------------------------------------------------------------------
                                                                                           In thousands
Minnesota Power
    First mortgage bonds
        73/8% Series due 1997                                                   $ 60,000                $ 60,000
        61/2% Series due 1998                                                     18,000                  18,000
        61/4% Series due 2003                                                     25,000                  25,000
        71/2% Series due 2007                                                     35,000                  35,000
        73/4% Series due 2007                                                     55,000                  55,000
        7% Series due 2008                                                        50,000                  50,000
        6% Pollution control Series E due 2022                                   111,000                 111,000
    Pollution control revenue bonds due 1996-2010                                 34,655                  35,405
    Leveraged ESOP loan due 1996-2004                                             13,039                  13,786
    Other long-term debt                                                          17,194                  17,054
Subsidiary companies
    First mortgage bonds, 8.75% due 2013                                          45,000                  45,000
    Notes payable, variable, due 1998                                             38,000                       -
    Notes payable, 7.65% due 2003                                                      -                  41,864
    Notes payable, 10.44% due 1999                                                30,000                  30,000
    Notes payable, variable, due 1999                                             19,926                       -
    Other long-term debt                                                          97,477                  77,022
Less due within one year                                                          (9,743)                (12,814)
                                                                                ---------               ---------
Total long-term debt                                                            $639,548                $601,317
-----------------------------------------------------------------------------------------------------------------

   Aggregate amounts of long-term debt maturing during each of the next five years are $9.7, $74.4, $68.8, $63.9 and $8.2 million in 1996, 1997, 1998, 1999 and 2000.
   Substantially all Company electric and water plant is subject to the lien of the mortgages securing various first mortgage bonds. All automobile auction plant is subject to liens securing various notes payable.
   In January 1996 SSU issued $35.1 million of 6.5% Industrial Development Refunding Revenue Bonds Series 1996 due Oct. 1, 2025. Proceeds were used to refund four industrial development bond issues totaling $33.8 million that SSU had outstanding at Dec. 31, 1995.

11 Short-Term Borrowings and Compensating Balances
   The Company had bank lines of credit, which make short-term financing available through short-term bank loans and provide support for commercial paper, aggregating $128 and $72 million at Dec. 31, 1995 and 1994. At Dec. 31, 1995 and 1994, the Company had issued commercial paper with face values of $63 and $54 million, respectively, with liquidity provided by bank lines of credit and the Company's securities portfolio. Certain lines of credit require payment of a 1/8 of 1% commitment fee and others require maintenance of a 5% or 10% compensating balance. Interest rates on commercial paper and borrowings under the lines of credit range from 6.0% to 9.5% at Dec. 31, 1995, and 5.5% to 9.5% at Dec. 31, 1994. The weighted average interest rate on short-term borrowings at Dec. 31, 1995 and 1994, was 6.1% and 5.7%. The total amount of compensating balances at Dec. 31, 1995 and 1994, was immaterial.

12 Square Butte Purchased Power Contract
   Under the terms of a 30-year contract with Square Butte that extends through 2007, the Company is purchasing 71% of the output from a mine-mouth, lignite-fired generating plant capable of generating up to 470 MW. This generating unit (Project) is located near Center, N.D. Reductions to about 49% of the output are provided for in the contract and, at the option of Square Butte, could begin after a five-year advance notice to the Company and continue for the remaining economic life of the Project. The Company has the option but not the obligation to continue to purchase 49% of the output after 2007.
   The Project is leased to Square Butte through Dec. 31, 2007, by certain banks and their affiliates which have beneficial ownership in the Project. Square
Butte has options to renew the lease after 2007 for essentially the entire remaining economic life of the Project.
   The Company is obligated to pay Square Butte all Square Butte's leasing, operating and debt service costs (less any amounts collected from the sale of power or energy to others) that shall not have been paid by Square Butte when due. These costs include the price of lignite coal purchased by Square Butte under a cost-plus contract with BNI Coal. The Company's cost of power and energy purchased from Square Butte during 1995, 1994 and 1993 was $57.6, $55.4 and $56.5 million, respectively. The leasing costs of Square Butte included in the cost of power delivered to the Company totaled $19.3 million in 1995 and in 1994, and $19.7 million in 1993, which included approximately $11, $12 and $12.5 million, respectively, of interest expense. The annual fixed lease obligations of the Company for Square Butte are $19.4 million from 1996 through 2000. At Dec. 31, 1995, Square Butte had total debt outstanding of $207 million. The Company's obligation is absolute and unconditional whether or not any power is actually delivered to the Company.
   The Company's payments to Square Butte for power and energy are approved as purchased power expense for ratemaking purposes by both the MPUC and FERC.
   One principal reason the Company entered into the agreement with Square Butte was to obtain a power supply for large industrial customers. Present electric service contracts with these customers require payment of minimum monthly demand charges that cover most of the fixed costs associated with having capacity available to serve them. These contracts minimize the negative impact on earnings that could result from significant reductions in kilowatt-hour sales to industrial customers. The minimum contract term for the large industrial customers is 10 years, with a four-year cancellation notice required for termination of the contract at or beyond the end of the tenth year. Under the terms of existing contracts, the Company would collect approximately $100.5, $90.9, $79.0, $61.8 and $48.1 million under current rate levels for firm power during the years 1996, 1997, 1998, 1999 and 2000, respectively, even if no power or energy were supplied to these customers after Dec. 31, 1995. The minimum contract provisions are expressed in megawatts of demand, and if rates change, the amounts the Company would collect under the contracts will change in proportion to the change in the demand rate.

13 Leasing Agreements
   ADESA leases auction facilities located in North Carolina, Massachusetts and Tennessee from an unrelated third party. The term of these leases is for five years with no renewal options. However, at the beginning of the fourth year of the lease term, ADESA has the option to purchase the leased facilities at a collective price of $26.5 million. In the event ADESA does not exercise its option to purchase, ADESA is required to guarantee any deficiency in sales proceeds the lessor realizes in dispensing of the leased properties should the selling price fall below $25.7 million. ADESA receives any excess sales proceeds over the option price.
   ADESA has guaranteed the payment of principal and interest on the lessor's indebtedness which consists of $25.7 million mortgage notes, due Aug. 1, 2000. Interest on the notes accrues at 9.82% per annum and is payable monthly. ADESA had also guaranteed the completion of construction which took place at these properties during 1995.
   The Company leases other properties and equipment in addition to those listed above pursuant to operating and capital lease agreements with terms expiring through 2002. Aggregate amounts of future minimum lease payments for capital and operating leases during each of the next five years are $6.6, $6.5, $6.4, $9.2 and $3.4 million in 1996, 1997, 1998, 1999 and 2000.

14 Income Tax Expense
Schedule of Income Tax Expense                  1995       1994          1993
-------------------------------------------------------------------------------
                                                        In thousands
Charged to continuing operations
    Current tax expense
        Federal                              $  8,559     $19,308      $24,157
        Foreign                                   573           -            -
        State                                   4,224       4,808        5,120
                                             --------     -------      --------
                                               13,356      24,116       29,277
                                             --------     -------      --------
    Deferred tax expense
        Federal                                 6,820        (511)         549
        State                                     244        (470)         535
                                             --------     -------      --------
                                                7,064        (981)       1,084
                                             --------     -------      --------

    Change in valuation allowance             (18,400)          -            -
                                             --------     -------      --------

    Deferred tax credits                         (865)     (2,478)      (2,035)
                                             --------     -------      --------
        Income tax-- continuing
          operations                            1,155      20,657       28,326
                                             --------     -------      --------

Charged to discontinued operations
    Current tax expense
        Federal                                13,396      (4,302)      (4,068)
        State                                   4,192      (2,071)      (1,745)
                                             --------     -------      --------
                                               17,588      (6,373)      (5,813)
                                             --------     -------      --------
    Deferred tax expense
        Federal                               (11,851)      5,677        3,518
        State                                  (2,895)      1,505          916
                                             --------     -------      --------
                                              (14,746)      7,182        4,434
                                             --------     -------      --------

        Income tax-- discontinued
          operations                            2,842        809        (1,379)
                                             --------     -------      --------

Total income tax expense                     $  3,997    $21,466       $26,947
-------------------------------------------------------------------------------

The Company's overall effective tax rates were 5.8%, 25.9%, and 30.1% in 1995, 1994 and 1993, compared to the federal statutory rate of 35%.

Reconciliation of Federal Statutory Rate
to Effective Tax Rate                           1995       1994          1993
--------------------------------------------------------------------------------
                                                       In thousands
Tax computed at federal statutory rate        $24,046    $28,979       $31,333
    Increase in tax from state income
     taxes, net of federal income tax
     benefit                                    3,504      2,608         3,684
    Basis difference in land                      (72)    (2,433)            -
    Change in valuation allowance             (18,400)         -             -
    Income from unconsolidated
     subsidiaries                                (245)      (985)       (2,885)
    Income from escrow funds                        -     (1,550)            -
    Dividend received deduction                (2,284)    (2,867)       (3,295)
    Tax credits                                (1,916)    (2,478)       (2,097)
    Other                                        (636)       192           207
                                             --------    -------       --------
Total income tax expense                      $ 3,997    $21,466       $26,947
--------------------------------------------------------------------------------
34

Schedule of Deferred Tax
Assets and Liabilities-- December 31                       1995          1994
--------------------------------------------------------------------------------
                                                              In thousands
Deferred tax assets
    Contributions in aid of construction                $  17,528     $  18,378
    Lehigh basis difference                                25,071        26,878
    Deferred compensation plans                             9,346         7,856
    Minimum tax credit carryover                            5,464        11,094
    Deferred gain                                           4,781        12,359
    Depreciation                                           11,950        10,472
    Investment tax credits                                 23,904        24,144
    Other                                                  21,811        22,289
                                                        ---------     ----------
        Gross deferred tax assets                         119,855       133,470
    Deferred tax asset valuation allowance                 (8,943)      (26,878)
                                                        ---------     ----------
        Total deferred tax assets                         110,912       106,592
                                                        ---------     ----------

Deferred tax liabilities
    Depreciation                                          188,804       198,174
    AFDC                                                   19,399        20,526
    Capital lease                                            --          11,432
    Gain on sale of water plant                             7,390         7,390
    Investment tax credits                                 34,369        35,982
    Other                                                  25,687        25,529
                                                        ---------     ----------
        Total deferred tax liabilities                    275,649       299,033
                                                        ---------     ----------
Accumulated deferred income taxes                       $ 164,737     $ 192,441
--------------------------------------------------------------------------------
   In 1995, based on the results of a project which analyzed the economic feasibility of realizing future tax benefits available to the Company, the board of directors of Lehigh directed management to dispose of Lehigh's assets in a manner that would maximize the utilization of tax benefits. Based on this directive, Lehigh recognized $18.4 million of income by reducing the valuation reserve which offsets deferred tax assets. Additional unrealized net deferred tax assets resulting from the original purchase of Lehigh of $8.2 million are included on the Company's balance sheet. These assets are fully offset by the deferred tax asset valuation allowance because under the standards of SFAS 109, "Accounting for Income Taxes," it is currently "more likely than not" that the value of these assets will not be realized. Management reviews the appropriateness of the valuation allowance quarterly.
   A provision has not been made for taxes on $19.1 million of pre-1993 undistributed earnings of Capital Re, an investment accounted for under the equity method. Those earnings have been and are expected to continue to be reinvested. The Company estimates that $7.9 million of tax would be payable on the pre-1993 undistributed earnings of Capital Re if the Company should sell its investment. The Company has recognized the income tax impact on undistributed earnings of Capital Re earned since Jan. 1, 1993.

15 Pension Plans and Benefits
   Pension Plans. The Company's Minnesota, Wisconsin and Florida utility operations have noncontributory defined benefit pension plans covering eligible employees. Pension benefits for employees in Minnesota and Wisconsin are fully vested after five years and are based on years of service and the highest average monthly compensation earned during four consecutive years within the last 15 years of employment. Employees in Florida are fully vested after five years of credited service, with benefits based on years of service and average earnings. Company policy is to fund accrued pension costs, including amortization of past service costs, over 5 to 30 years. Part of the pension cost is capitalized as a cost of plant construction.

Schedule of Pension Costs                        1995        1994        1993
--------------------------------------------------------------------------------
                                                          In thousands
Service cost                                   $  4,290    $  4,130    $  3,436
Interest cost                                    13,025      11,753      11,969
Actual return on assets                         (34,515)    (15,103)    (30,590)
Net amortization                                 17,823         454      17,372
Amortization of early retirement cost             1,978           -           -
                                               --------    --------    ---------
Net cost                                       $  2,601    $  1,234    $  2,187
--------------------------------------------------------------------------------

   At Dec. 31, 1995, approximately 55% of pension plan assets were invested in equity securities, 26% in fixed income securities, 12% in other investments and 7% in Company common stock.

Pension Plans Funded Status-- October 1                      1995        1994
--------------------------------------------------------------------------------
                                                                In thousands
Actuarial present value of benefit obligations
    Vested benefit obligation                             $(167,590)  $(126,250)
    Nonvested benefit obligation                             (7,326)     (8,975)
                                                          ---------   ----------
Accumulated benefit obligation                             (174,916)   (135,225)
Excess of projected benefit obligation over accumulated
 benefit obligation                                         (25,991)    (26,820)
                                                          ---------   ----------
Projected benefit obligation                               (200,907)   (162,045)
Plan assets at fair value                                   222,755     195,942
                                                          ---------   ----------
Plan assets in excess of projected benefit obligation        21,848      33,897
Unrecognized net gain                                       (35,474)    (33,767)
Prior service cost not yet recognized in net periodic
 pension cost                                                 6,166       6,647
Unrecognized net obligation at Oct. 1, 1985, being
 recognized over 20 years                                     1,898       2,104
                                                          ---------   ----------
Prepaid (accrued) pension cost recognized on the
consolidated balance sheet                                $  (5,562)  $   8,881
--------------------------------------------------------------------------------

   The weighted average discount rate for 1995 and 1994 was 7.75% and 8.25%. Projected pension obligations assume pay increases averaging 6% in 1995 and 1994. The assumed long-term rate of return on assets was 8.75% for 1995 and 1994.
   BNI Coal, ADESA and Heater have defined contribution pension plans covering eligible employees. The aggregate annual pension cost for these plans was about $800,000, $600,000 and $700,000 in 1995, 1994 and 1993.
   Postretirement Benefits. The Company provides certain health care and life insurance benefits for retired employees. The regulatory asset for deferred postretirement benefits is being amortized in electric rates over a five year period beginning in 1995.

Schedule of Postretirement Benefit Costs                    1995          1994
--------------------------------------------------------------------------------
                                                               In thousands
Service cost                                              $ 2,544       $ 2,545
Interest cost                                               3,624         4,389
Actual return on plan assets                                 (103)         (125)
Amortization of transition obligation                       1,213         3,085
                                                          -------       --------
Net periodic cost                                           7,278         9,894
Net amortization (deferral)                                 2,015        (6,285)
                                                          -------       --------
Net cost                                                  $ 9,293       $ 3,609
--------------------------------------------------------------------------------

   Company policy is to fund the net periodic postretirement costs and the amortization of the costs deferred as the amounts are collected in rates. The Company is funding these benefits using Voluntary Employee Benefit Association
(VEBA) trusts and an irrevocable grantor trust. The maximum tax deductible contributions are made to the VEBAs. The remainder of the funds are placed in the irrevocable grantor trust until the funds can be used to make tax deductible contributions to the VEBAs. The funds in the irrevocable grantor trust do not qualify as plan assets for purposes of SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."


Postretirement Benefit Plan Funded Status-- December 31       1995        1994
--------------------------------------------------------------------------------
                                                                In thousands
Accumulated postretirement benefit obligation
    Retirees                                                $(35,056)  $(18,879)
    Fully eligible participants                               (9,414)   (17,221)
    Other active participants                                (15,090)   (25,151)
                                                            --------   ---------
                                                             (59,560)   (61,251)
Plan assets                                                    5,702      2,486
                                                            --------   ---------
Accumulated postretirement benefit in excess of
 plan assets                                                 (53,858)   (58,765)
Unrecognized transition obligation                            39,397     45,040
                                                            --------   ---------
Accrued postretirement benefit obligation                   $(14,461)  $(13,725)
--------------------------------------------------------------------------------
36

   For measurement purposes, it was assumed per capita health care benefit costs would increase 12.25% in 1995 and that cost increases would thereafter decrease 1% each year until stabilizing at 5.25% in 2002. Accelerating the rate of assumed health care cost increases by 1% each year would raise the 1995 transition obligation by $6.8 million and service and interest costs by a total of $1.1 million. The weighted average discount rate used in estimating accumulated postretirement benefit obligations was 7.75% for 1995 and 8.25% for 1994. The expected long-term rate of return on plan assets was 8.75% for 1995 and 1994.
   Postemployment Benefits. The Company provides certain postemployment benefits to employees and their dependents during the time period following employment but before retirement. On Jan. 1, 1994, the Company adopted SFAS 112,
"Employers' Accounting for Postemployment Benefits," which recognizes the estimated future cost of providing postemployment benefits on an accrual basis over the active service life of employees. Adoption of SFAS 112 resulted in a $2.2 million transition obligation.

16 Employee Stock Plans
   Employee Stock Ownership Plan. The Company has sponsored an ESOP since 1975, amending it in 1989 and 1990 to establish two leveraged accounts. The Company accounts for the ESOP in accordance with the American Institute of Certified Public Accountants' (AICPA) Statement of Position 93-6 (SOP 93-6).
   The 1989 leveraged ESOP account covers all nonunion Minnesota and Wisconsin employees who work more than 1,000 hours per year and have one year of service. The ESOP used the proceeds from a $16.5 million 15-year loan at 9.125%, guaranteed by the Company, to purchase 633,489 shares of Minnesota Power common stock on the open market in early 1990. These shares fund employee benefits totaling not less than 2% of the participants' salaries.
   The 1990 leveraged ESOP account covers Minnesota and Wisconsin employees who participated in the non-leveraged ESOP plan prior to Aug. 4, 1989. The ESOP issued a $75 million promissory note at 10.25% with a term not to exceed 25 years to the Company (Employer Loan) as consideration for 2.8 million shares of newly issued Minnesota Power common stock in November 1990. These shares are used to fund a benefit at least equal to the value of the following: (a) dividends on shares held in participants' 1990 leveraged ESOP accounts which are used to make loan payments, and (b) the tax savings generated from deducting all dividends paid on shares currently in the ESOP which were held by the plan on Aug. 4, 1989.
   The loans will be repaid with dividends received by the ESOP and with employer contributions. ESOP shares acquired with the loans were initially pledged as collateral for the loans. The ESOP shares are released from collateral and allocated to participants based on the portion of total debt service paid in the year.

Schedule of ESOP Compensation
and Interest Expense-- Year ended December 31   1995        1994          1993
--------------------------------------------------------------------------------
                                                        In thousands
Interest expense                               $1,258      $1,328        $1,361
Compensation expense                            1,823       2,037         2,396
                                               ------      ------        -------
Total                                          $3,081      $3,365        $3,757
--------------------------------------------------------------------------------


Schedule of ESOP Shares-- December 31                        1995          1994
--------------------------------------------------------------------------------
                                                                In thousands
Allocated shares                                            1,633         1,635
Shares released for allocation                                 41            49
Unreleased shares                                           2,757         2,903
                                                          -------       -------
Total ESOP shares                                           4,431         4,587
--------------------------------------------------------------------------------

Fair value of unreleased shares                           $78,241       $73,305
--------------------------------------------------------------------------------

   Employee Stock Purchase Plan. The Company has an Employee Stock Purchase Plan
(ESPP). At Dec. 31, 1995, 222,663 shares of common stock were held in reserve for future issuance under the ESPP. The ESPP permits eligible employees to buy up to $23,750 per year in Company common stock. Purchases are at 95% of the stock's closing market price on the first day of each month. At Dec. 31, 1995, 421,629 shares had been issued under the ESPP.

17 Quarterly Financial Data (Unaudited)
   Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year. Previously reported quarterly information has been revised to reflect reclassifications to conform with the 1995 method of presentation. These reclassifications had no effect on previously reported consolidated net income.

Quarter Ended                               March 31          June 30          Sept. 30           Dec. 31
----------------------------------------------------------------------------------------------------------
                                                       In thousands except earnings per share
1995
Operating revenue and income                $146,688         $147,337          $186,121          $192,771
Operating income from continuing
  operations                                  $8,404          $16,431           $23,663           $14,514
Income
    Continuing operations                    $23,805          $10,923           $15,685           $11,444
    Discontinued operations                    1,652            1,190                33               (26)
                                            --------         --------          --------          ---------
Net Income                                   $25,457          $12,113           $15,718          $11, 418

Earnings available for common stock          $24,657          $11,313           $14,918           $10,617
Earnings per share of common stock
    Continuing operations                      $0.82            $0.35             $0.52             $0.37
    Discontinued operations                     0.05             0.05                 -                 -
                                             -------          -------           -------           -------
                                               $0.87            $0.40             $0.52             $0.37
----------------------------------------------------------------------------------------------------------
1994
Operating revenue and income                $139,869         $139,529          $140,755          $162,014
Operating income from continuing operations  $11,019          $18,398           $18,636           $32,069
Income
    Continuing operations                     $9,482          $12,771           $14,300           $22,912
    Discontinued operations                     (114)             199               899               884
                                            --------         --------          --------          ---------
Net Income                                    $9,368          $12,970           $15,199           $23,796

Earnings available for common stock           $8,568          $12,170           $14,399           $22,996
Earnings per share of common stock
    Continuing operations                      $0.31            $0.43             $0.48             $0.77
    Discontinued operations                    (0.01)            0.01              0.03              0.04
                                               -----            -----             -----             -----
                                               $0.30            $0.44             $0.51             $0.81
----------------------------------------------------------------------------------------------------------

38

Definitions

These abbreviations or acronyms are used throughout this document.

Abbreviations
or Acronyms       Term
--------------------------------------------------------------------------------
APB               Accounting Principles Board
BNI Coal          BNI Coal, Ltd.
Boswell           Boswell Energy Center Units No. 1, 2, 3 and 4
BTUs              British thermal units
Capital Re        Capital Re Corporation
CIP               Conservation Improvement Programs
Company           Minnesota Power & Light Company and its Subsidiaries
DRIP              Automatic Dividend Reinvestment and Stock Purchase Plan
ESOP              Employee Stock Ownership Plan
ESPP              Employee Stock Purchase Plan
FASB              Financial Accounting Standards Board
FERC              Federal Energy Regulatory Commission
FPSC              Florida Public Service Commission
Heater            Heater Utilities, Inc.
Hibbard           M.L. Hibbard Station
kWh               Kilowatt-hour(s)
Laskin            Laskin Energy Center
Lehigh            Lehigh Acquisition Corporation
Minnesota         Minnesota Power & Light Company
  Power             and its Subsidiaries
MPCA              Minnesota Pollution Control Agency
MPUC              Minnesota Public Utilities Commission
MW                Megawatt(s)
MWh               Megawatt-hour
National          National Steel Pellet Co.
Note ___          Note ___ to the consolidated financial statements in the
                    Minnesota Power 1995 Annual Report
Reach All         Reach All Partnership
SFAS              Statement of Financial Accounting Standards No.
Square Butte      Square Butte Electric Cooperative
SRFI              Superior Recycled Fiber Industries Joint Venture
SSU               Southern States Utilities, Inc.
SWL&P             Superior Water, Light and Power Company

Price Ranges and Dividends Paid Per Share
                   New York Stock Exchange                                American Stock Exchange
                  ------------------------          ---------------------------------------------------------------------
                          Common                         5% Series Preferred                $7.36 Series Preferred
                  ------------------------          -----------------------------      ----------------------------------
                                     Dividends                          Dividends                             Dividends
Quarter             High     Low       Paid          High       Low       Paid           High         Low       Paid
--------------    -------   -------  ---------      -------   -------   ---------      --------     --------  -----------
1995 - First      $26 3/8   $24 1/4    $0.51        $62       $54 3/4     $1.25        $ 90 3/4     $ 86       $1.84
       Second      28        25 1/4     0.51         65 1/4    59 1/2      1.25          95 1/2       90        1.84
       Third       28 1/8    26 3/8     0.51         75        62 3/4      1.25          99 1/2       93        1.84
       Fourth      29 1/4    27 1/2     0.51         69        64 1/2      1.25         101 1/2       96 1/4    1.84
                                       -----                              -----                                -----
       Annual                          $2.04                              $5.00                                $7.36

1994 - First      $33       $28        $0.505       $73       $68         $1.25        $105         $100       $1.84
       Second      30 1/8    25         0.505        68 1/2    61          1.25         101           93 3/4    1.84
       Third       28 1/8    25         0.505        64        60 1/4      1.25         96            88 3/4    1.84
       Fourth      26 5/8    24 3/4     0.505        64        55          1.25         91 5/8        84 3/4    1.84
                                       ------                             -----                                -----
       Annual                          $2.02                              $5.00                                $7.36

   The Company has paid dividends without interruption on its common stock since 1948, the date of initial distribution of the Company's common stock by American Power & Light Company, the former holder of all such stock. Listed above are dividends paid per share and the high and low prices for the Company's common and preferred stock as reported by The Wall Street Journal, Midwest Edition. On Dec. 31, 1995, there were approximately 28,500 common stock shareholders. On Jan. 23, 1996, the Board of Directors declared a quarterly dividend of 51 cents, payable March 1, 1996, to common stock shareholders of record on Feb. 15, 1996.

                                                                             39