Form 10-K, Exhibit 13
period 1997-12-31
MINNESOTA POWER & LIGHT CO
filed 1998-03-25
CIK 66756

                                                                      EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
[MP LOGO]

MINNESOTA POWER is a broadly diversified service company with operations in four business segments: (1) Electric Operations, which include electric and gas services, and coal mining; (2) Water Services, which include water and wastewater services; (3) Automotive Services, which include a vehicle auction business, a finance company and an auto transport company; and (4) Investments, which include a securities portfolio, a 21% equity investment in a financial guaranty reinsurance and insurance company, and real estate operations.

CONSOLIDATED OVERVIEW

The Company demonstrated strong operating performance in 1997 earning $2.47 per share of common stock ($2.28 in 1996; $2.16 in 1995). Since 1995 operating income has more than doubled and net income has increased 20%.

                                    1997      1996     1995
---------------------------------------------------------------
                                           Millions
 Operating Revenue and Income
   Electric Operations             $541.9    $529.2   $503.5
   Water Services                    95.5      85.2     66.1
   Automotive Services              255.5     183.9     61.6
   Investments                       60.9      49.9     43.7
   Corporate Charges                 (0.2)     (1.3)    (2.0)
                                   ------    ------   ------
                                   $953.6    $846.9   $672.9
                                   ------    ------   ------
 Operating Income
   Electric Operations              $71.7     $63.6    $67.1
   Water Services                    12.7       8.1     (2.3)
   Automotive Services               28.4       7.7      1.2
   Investments                       50.8      40.5     29.7
   Corporate Charges                (33.4)    (26.4)   (32.7)
                                   ------    ------   ------
                                   $130.2     $93.5    $63.0
                                   ------    ------   ------
 Net Income
   Electric Operations              $43.1     $39.4    $41.0
   Water Services                     8.2       5.4     (1.0)
   Automotive Services               14.0       3.7        -
   Investments                       32.1      38.1     41.3
   Corporate Charges                (19.8)    (17.4)   (19.4)
                                   ------    ------   ------
                                     77.6      69.2     61.9
   Discontinued Operations              -         -      2.8
                                   ------    ------   ------
                                    $77.6     $69.2    $64.7
                                   ------    ------   ------

---------------------------------------------------------------

 Earnings Per Share
   of Common Stock                  $2.47    $2.28     $2.16

 Average Shares
   of Common Stock - Millions        30.6     29.3      28.5

 Return on
   Average Common Equity            12.1%    11.3%     10.7%
---------------------------------------------------------------


All of the Company's business segments reflected ongoing operational improvements in 1997, stemming from sales growth and continued implementation of the Company's corporate strategy. Most significant growth came from Automotive Services where net income increased nearly four times. Expansion projects were a success as were improvements from operations due to cost controls and increased sales volume.

The Company measures profitability of its operations through careful budgeting and monitoring of contributions by business segment to corporate net income. Corporate Charges represent general corporate expenses, including interest, not specifically related to any one business segment.

The following summarizes significant events which impacted the Company's earnings for the past three years. Detailed discussions for each business segment follow. Abbreviations and acronyms are defined on page 50.

1997. Electric Operations reflected continued strong demand for electricity from industrial customers and higher profit margins on sales to other power suppliers. Gains from the sale of certain land and other property were balanced by start-up costs associated with strategic initiatives and incentive compensation awards related to total shareholder return performance. Water Services showed improved operating efficiencies, a full year of higher rates and a gain from the sale of certain water and wastewater assets. One-time charges and start-up costs associated with strategic non-regulated initiatives were also reflected in Water Services. Automotive Services reported increased vehicle sales and services at auctions, and the addition of 25 new loan production offices by the financing business. A more conservative allowance for bad debts offset a gain from

|18
the sale of excess land. Investments recorded increased sales from real estate operations. Corporate Charges reflected increased debt service costs to finance investments in non-regulated operations and various strategic initiatives.

1996. Electric Operations exceeded the record-setting kilowatthour sales of 1995 and established MPEX, the Company's power marketing division. Water Services reflected increased rates and gains from the strategic sale of water assets. Automotive Services included a full twelve months of operations. The auction business added eight auction facilities, while the financing business added 13 loan production offices. Investments included the recognition of tax benefits and the sale of a joint venture from real estate operations. Corporate Charges included nine months of distributions with respect to Cumulative Quarterly Income Preferred Securities issued in March 1996.

1995. Electric Operations reached record-setting kilowatthour sales. Water Services reflected lower consumption due to abnormally high rainfall and less customers because of the sale of assets in December 1994. Automotive Services reported six months of operations and significant start-up costs following the July 1995 purchase of ADESA. Investments included the recognition of tax benefits from real estate operations. Corporate Charges included the write-off of the Company's investment in Reach All Partnership. Discontinued Operations represented results from the paper and pulp business which was sold in June 1995.

ELECTRIC OPERATIONS

Electric Operations generate, transmit, distribute, and market electricity. Minnesota Power provides electricity to 122,000 customers in northeastern Minnesota, while the Company's wholly owned subsidiary, Superior Water, Light and Power Company, sells electricity to 14,000 customers and natural gas to 11,000 customers, and provides water to 10,000 customers, all in northwestern Wisconsin. Another wholly owned subsidiary, BNI Coal, owns and operates a lignite coal mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte, consume virtually all of BNI Coal's production of lignite coal under contracts extending to 2027.

Electric Operations contributed net income of $43.1 million in 1997 ($39.4 million in 1996; $41.0 million in 1995). Financial performance for 1997 reflected solid operating results, which included higher profit margins from sales to other power suppliers and gains from the sale of certain land and other property.


 Changes in Electric
 Operating Revenue and Income              1997        1996
--------------------------------------------------------------
                                             (Change from
                                            previous year
                                             in millions)

 Retail electric sales                    $ 1.1       $(2.7)
 Sales to other power suppliers            (3.0)       22.4
 Transmission revenue                       2.9           -
 Conservation improvement
   programs                                 2.9           -
 Fuel clause adjustments                    2.9           -
 Coal revenue                               0.5         1.1
 Other                                      5.4         4.9
                                          -----       -----
                                          $12.7       $25.7
--------------------------------------------------------------


ELECTRIC SALES. Total kWh sales were 12.4 billion in 1997 (13.2 billion in 1996, the record high; 11.5 billion in 1995). The 6% decline in 1997 was attributable to restricted market opportunities for MPEX sales. Less power was available for sale because of higher prices for purchased power, reduction in transmission capability damaged by severe spring storms in the Midwest, various generating unit outages at Company and other plants in the Midwest, and less hydro generation in Canada. MPEX is an expansion of the Company's inter-utility marketing group which has been a buyer and seller of capacity and energy for over 25 years in the wholesale power market. The customers of MPEX are other power suppliers in the Midwest and Canada. MPEX also contracts with its customers to provide hourly energy scheduling and power trading services.


                                                                             19|

The two major industries in Minnesota Power's service territory are taconite production, and paper and pulp mills. Taconite mining customers accounted for 31% of electric operating revenue in 1997 (32% in 1996; 35% in 1995). Paper and pulp customers accounted for 12% of electric operating revenue in 1997 (11% in 1996; 12% in 1995). In addition to these industries, sales to otherpower suppliers accounted for 12% of electric operating revenue in 1997 (13% in 1996; 9% in 1995).

Taconite is an important raw material for the steel industry and is made from low iron content ore mined in northern Minnesota. Taconite processing plants use large quantities of electric power to grind the ore and concentrate the iron particles into taconite pellets. Annual taconite production in Minnesota was 47 million tons in 1997 (46 million tons in 1996; 47 million tons in 1995). Minnesota Power expects taconite production in 1998 to remain at or near the 1997 level.

While taconite production is expected to continue at annual levels over 40 million tons, the long-term future of this cyclical industry is less certain. Production may decline gradually some time after the year 2008.

LARGE POWER CUSTOMER CONTRACTS. The Company has electric service contracts with 11 large power industrial customers that require 10 MW or more of power (five taconite producers, four paper and pulp mills, and two pipeline companies). Each contract requires payment of a minimum monthly demand charge that covers a portion of the fixed costs associated with having capacity available to serve them, including a return on common equity. The demand charge is paid by these customers even if no electrical energy is taken. An energy charge is also paid to cover the variable cost of energy actually used. The rates and corresponding revenue associated with capacity and energy provided under these contracts are subject to change through the regulatory process governing all retail electric rates.


 Minimum Revenue and Demand
 Under Contract as of February 1, 1998
--------------------------------------------------------------

                         Minimum                Monthly
                      Annual Revenue           Megawatts

      1998             $92.1 million              586

      1999             $78.3 million              512

      2000             $69.2 million              465

      2001             $66.5 million              448

      2002             $47.3 million              319
--------------------------------------------------------------
Based on past experience and projected operating levels, the Company believes revenue from large power customers will be substantially in excess of the minimum contract amounts.

In addition to the minimum demand provisions, contracts with taconite producers and pipeline companies require these customers to purchase their entire electric service requirements from the Company for the duration of the contract. In addition, six of the large power customers purchase a combined total of 200 MW of interruptible service pursuant to contractual commitments and an interruptible rate schedule. Under this schedule and pursuant to contractual commitments, the Company has the right to serve 100 MW of these customers' needs through Oct. 31, 2008, and another 100 MW of these customers' needs through April 30, 2010. The Company has the right of first refusal to serve an additional 200 MW during these same time periods.

Contract termination dates range from October 1999 to July 2008. Each contract continues after the contract termination date, unless the required four-year advance notice of cancellation has been given. These contract termination dates exclude any interruptible service commitments. Minnesota Power has implemented a key account management process and anticipates continuing negotiations with its large industrial and commercial customers to explore contractual options to lower energy costs. During 1996 and 1997 the Company successfully negotiated extended contracts with six of its large power customers. Contract extensions with two more large power customers are pending MPUC approvals.

|20

                      [Graphic Material Omitted]


                         Average Cost of Fuel
                        For Electric Generation
                        Cents per Million Btu's

------------------------------------------------------------------------

                Total              West
               Electric            North
               Utility            Central             Minnesota
               Industry            Region               Power
             ------------       ------------        --------------
     1992       166.6               118.7               118.9
       93       166.6               111.9               115.6
       94       152.6               100.9                97.0
       95       145.2                97.6                99.4
       96       151.9                94.6                96.5
       97         N/A                 N/A                99.6


FUEL. The cost of coal is the Company's largest single operating expense in generating electricity. Coal consumption at the Company's generating stations in 1997 was 4.1 million tons. Minnesota Power currently has three coal supply agreements in place with Montana suppliers. Two terminate in December 1999 and the other in December 2000. Under these agreements the Company has the tonnage flexibility to procure 70% to 100% of its total coal requirements. The Company uses this flexibility to purchase coal under spot-market agreements when favorable market conditions exist. The Company is exploring future supply options and believes that adequate supplies of low-sulfur, sub-bituminous coal will continue to be available. The Company has contracts with Burlington Northern Santa Fe Railroad to deliver coal from Montana and Wyoming to the Company's generating facilities in Minnesota through December 2003.

PURCHASED POWER CONTRACT. Under an agreement extending through 2007 with Square Butte, Minnesota Power purchases 71% (about 317 MW during the summer months and 322 MW during the winter months) of the output of a mine-mouth generating unit located near Center, North Dakota. The Square Butte unit is one of two lignite-fired units at Minnkota Power Cooperative's Milton R. Young Generating Station.

Square Butte has the option, upon a five year advance notice, to reduce the Company's share of the unit's output to 49%. Minnesota Power has the option, though not the obligation, to continue to purchase 49% of the output at market-based prices after 2007 to the end of the plant's economic life. Minnesota Power must pay any Square Butte costs and expenses that have not been paid by Square Butte when due, regardless of whether or not the Company receives any power from that unit.

COMPETITION. The electric utility industry continues to evolve at both the wholesale and retail levels. This has resulted in a more competitive market for electricity generally and particularly in wholesale markets. Retail deregulation of the industry is being considered at both the federal and state level, and affects the way the Company strategically views the future. With electric rates among the lowest in the U.S. and with long-term wholesale and large power retail contracts in place, Minnesota Power believes its Electric Operations are well positioned to address and benefit from competitive pressures.

WHOLESALE. Minnesota Power's MPEX division conducts an active wholesale power marketing and trading business. On Dec. 15, 1997, Manitoba Hydro and Minnesota Power jointly announced the signing of a three-year agreement whereby MPEX will provide Manitoba Hydro with hourly power trading and energy scheduling services in the U.S. This agreement became effective Jan. 1, 1998. Manitoba Hydro is the fourth largest electric utility in Canada. More than a third of Manitoba Hydro's electric sales represent exports of renewable hydroelectricity to the U.S. and neighboring provinces in Canada. MPEX is reviewing new strategic opportunities for its wholesale marketing operations in light of the new Open Access Transmission Rules enacted by FERC in 1996. Wholesale contracts with a number of municipal customers have been extended and modified.

In 1996 the Company completed functional unbundling of its operations under FERC Order No. 888, "Open Access Transmission Rules." This order required public utilities to take transmission service for their own wholesale transactions under the same terms and conditions on which transmission service is provided to third parties. Also in 1996, the Company filed its "Code of Conduct" under FERC Order No. 889, "Open Access Same Time Information System and Standards of Conduct," which formalized the functional separation of generation from transmission within the organization.

                                                                             21|

The  transmission   component  of  Electric  Operations  is  organized  for  and conducting business under these new federal regulatory requirements.

RETAIL. In 1995 the MPUC initiated an investigation into structural and regulatory issues of the electric utility industry. To make certain that delivery of electric service will be efficient following any restructuring, the MPUC adopted 15 principles to guide a deliberate and orderly approach to developing reasonable restructuring alternatives that ensure the fairness of a competitive market and protect the public interest. In January 1996 the MPUC established a competition working group in which company representatives have participated in addressing issues related to wholesale and retail competition. That group issued a Wholesale Competition Report in October 1996 and a Retail Competition Report in November 1997. The MPUC is expected to begin identifying the steps that are necessary to successfully implement restructuring upon receipt of a legislative mandate.

LEGISLATION. During 1998 Congress is expected to continue to debate proposed legislation which, if enacted, would promote retail customer choice and a more competitive electric market. The Company is actively participating in the dialogue and debate on these issues in various forums, principally to advocate fairness and parity for all power and energy competitors in deregulated markets that may be created by new legislation. While Congress is not expected to pass legislation in 1998, the Company cannot predict the timing or substance of any future legislation which might ultimately be enacted. However, the Company will take the necessary steps to maintain its competitive position as both a low-cost supplier and a long-term supplier to large industrial customers. The Company is also promoting property tax reform before the Minnesota legislature in order to eliminate the taxation of personal property that results in an inequitable tax burden among current and potential competitors in local markets.

Legislative activity is evolving both in Minnesota and Wisconsin. An Electric Energy Task Force comprised of representatives of both houses of the Minnesota legislature continues to study a variety of issues related to industry restructuring. The Wisconsin legislature is pursuing electric utility industry restructuring, including the possible formation of an independent transmission system operator within the state. In Minnesota legislation has been introduced, but the Governor and legislative leadership have indicated that no action to restructure the industry will be taken in 1998.

CONSERVATION. Minnesota requires electric utilities to spend a minimum of 1.5% of annual retail electric revenue on conservation improvement programs (CIP) each year. An annually approved billing adjustment combined with retail base rates allows the Company to recover both costs of energy-saving programs and lost margins associated with power saved as a result of such programs. The Company's largest conservation programs are targeted at taconite and paper customers to promote their efficient use of energy. CIP also provides demand-side management grants on a competitive basis to commercial and small industrial customers, low-cost financing for energy-saving investments, and promotes energy conservation for residential and commercial customers. SWL&P also offers electric and gas conservation programs to qualified customers as approved by the PSCW.

ENVIRONMENTAL. CLEAN AIR ACT. By burning low sulfur coal in units equipped with pollution control equipment, the Company's power plants presently operate well below the sulfur dioxide emission limits set for the year 2000 by the federal Clean Air Act. The Company has spent $4.2 million and will spend an additional $1.8 million in 1998 on advanced low emission burner technology and associated control equipment to operate at or below the compliance standards for nitrogen oxide emissions required by the Clean Air Act. The final stage of this project is expected to be completed by mid-1998.

KYOTO PROTOCOL. On Dec. 11, 1997, the United Nations Framework Convention on Climate Change agreed upon a draft international treaty, the Kyoto Protocol, (Protocol)

|22
which, if ratified, would call for reductions in greenhouse gas emissions. The United States' target is to achieve a 7% reduction below 1990 emission levels by the period 2008-2012. The Protocol must be ratified by the U.S. Senate by March 15, 1999; however, the treaty does not currently satisfy the guidance provided in a 1997 Senate resolution. The Company currently cannot predict when or if the Protocol will be ratified nor can it determine the impact such ratification would have on the Company.

1997 TO 1996 COMPARISON. Operating revenue and income from Electric Operations were up $12.7 million in 1997. The demand for electricity by all customer classes continued to be strong in 1997, as did the marketing of sales to other power suppliers. Revenue from sales to other power suppliers was 4% lower in 1997 because less power was available. Less power was available for sale because of higher prices for purchased power, reduction in transmission capability damaged by severe spring storms in the Midwest, various generating unit outages at Company and other plants in the Midwest, and less hydro generation in Canada. While total revenue from sales to other power suppliers was lower in 1997, higher profit margins were realized on these sales. To ensure the preservation of wilderness lands, in 1997 the Company sold property along the St. Louis River to the State of Minnesota. The Company also sold rights to microwave frequencies in accordance with a federal mandate. Pre-tax gains totaling $4.3 million from these two sales were included in 1997 operating revenue and income. Total operating expenses from Electric Operations increased $4.6 million in 1997. Purchased power expenses and depreciation expense both increased $3 million, while the recent reform of the Minnesota property tax system reduced property taxes by $2.8 million in 1997. Start-up costs associated with strategic initiatives and incentive compensation awards related to total shareholder return performance also contributed to higher operating expenses in 1997. Interest expense was $1.2 million lower in 1997 as a result of debt refinanced at lower rates.

1996 TO 1995 COMPARISON. Operating revenue and income from Electric Operations were $25.7 million higher in 1996 due to a 14% increase in total kWh sales. The increase in sales was primarily attributed to the Company's marketing of power to other power suppliers. Extreme winter weather in 1996 compared to the milder winter in 1995 increased sales to residential and commercial customers, and reduced sales to taconite producers. While revenue from sales of electricity was higher in 1996, lower margins were realized because the cooler summer weather in 1996 resulted in lower wholesale pricing. Total electric operating expenses were $29.2 million higher in 1996. The $13.9 million increase in fuel and purchased power expenses in 1996 was attributed to the 14% increase in total kWh sales. In addition, Square Butte, one of Minnesota Power's low priced sources of energy, produced 23% more energy in 1996 after being down for scheduled maintenance in 1995. Operations expenses included costs associated with the mid-1995 early retirement offering which was part of the Company's ongoing efforts to control costs and maintain low electric rates. The cost of the offering was $15 million and is being amortized over 3 years. Expenses in 1996 included twelve months of amortization, while 1995 included only five months. Employee and customer related expenses were also higher in 1996.

OUTLOOK. The contribution from Electric Operations is expected to remain stable as the industry continues to restructure. Electric Operations intend to seek additional cost saving alternatives and efficiencies, and expand non-regulated services to maintain its contribution to net income. MP Enterprises, a wholly owned subsidiary of the Company, was created in 1996 to facilitate the development of the non-regulated services of Electric Operations. It provides the required expertise necessary to offer these services within and outside the Company's electric service territory. The Company's newest non-regulated subsidiary, MP Telecom, was established in 1997 to provide high volume fiber optic and microwave communications to businesses across the Company's service territory.


                                                                             23|

WATER SERVICES

Water Services are comprised of regulated and non-regulated wholly owned subsidiaries of the Company. REGULATED SUBSIDIARIES. Florida Water, the largest investor owned water supplier in Florida, provides water to 119,000 customers and wastewater treatment services to 52,000 customers in Florida. Heater provides water to 28,000 customers and wastewater treatment services to 2,000 customers in North Carolina and South Carolina. NON-REGULATED SUBSIDIARIES. Instrumentation Services, Inc. and U.S. Maintenance and Management provide predictive maintenance services to water utility companies and other industrial operations in several southern states. Headquartered in Chicago, Illinois, Americas' Water offers contract management, operations and maintenance services to governments and industries throughout the Americas.

Water Services contributed net income of $8.2 million in 1997 ($5.4 million in 1996; $(1.0) million in 1995). Financial performance for 1997 reflected improved operating efficiencies at Florida Water, a full year of rate relief and a gain from the strategic sale of certain water assets.

                           [Graphic Material Omitted]

                                 Water Services
                               Operating Revenue
                                   and Income

                                    Millions
                            -----------------------

                              1995          $66.1
                                96          $85.2
                                97          $95.5

WATER AND WASTEWATER RATES. 1995 RATE CASE. Florida Water requested an $18.1 million rate increase in June 1995 for all water and wastewater customers of Florida Water regulated by the FPSC. In October 1996 the FPSC issued its final order approving an $11.1 million annual increase. In November 1996 Florida Water filed with the Florida First District Court of Appeals (Court of Appeals) an appeal of the final order seeking judicial review of issues relating to the amount of investment in utility facilities recoverable in rates from current customers. Other parties to the rate case also filed appeals. In June 1997, as part of the review process, the FPSC allowed Florida Water to resume collecting approximately $1 million, on an annual basis, in new customer connection fees. The Company is unable to predict the timing or outcome of the appeals process.

1991 RATE CASE REFUNDS. In 1995 the Court of Appeals reversed a 1993 FPSC order establishing uniform rates for most of Florida Water's service areas. With "uniform rates," all customers in a uniform rate area pay the same rates for water and wastewater services. In response to the Court of Appeals' order, in August 1996 the FPSC ordered Florida Water to issue refunds to those customers who paid more since October 1993 under uniform rates than they would have paid under stand-alone rates. This order did not permit a balancing surcharge to customers who paid less under uniform rates. Florida Water appealed, and the Court of Appeals ruled in June 1997 that the FPSC could not order refunds without balancing surcharges. In response to the Court of Appeals' ruling, the FPSC issued an order on Jan. 26, 1998, that would not require Florida Water to refund about $12.5 million, which included interest, to customers who paid more under uniform rates.

Also on Jan. 26, 1998, the FPSC ordered Florida Water to refund $2.5 million, the amount paid by customers in the Spring Hill service area from January 1996 through June 1997 under uniform rates which exceeded the amount these customers would have paid under a modified stand-alone rate structure. No balancing surcharge was permitted. The FPSC ordered this refund because Spring Hill customers continued to pay uniform rates after other customers began paying modified stand-alone rates effective January 1996 pursuant to the FPSC's interim rate order in Florida Water's 1995 Rate Case. The FPSC did not include Spring Hill in this interim rate order because Hernando County had assumed jurisdiction over Spring Hill's rates. In June 1997 Florida Water reached an agreement with Hernando County to revert to stand-alone rates for Spring Hill customers. The Company

|24
intends to appeal the $2.5 million refund. No provision for refund has been recorded.

COMPETITION. Water Services provide water and wastewater utility services at regulated rates within exclusive service territories granted by regulators.

1997 TO 1996 COMPARISON. Operating revenue and income from Water Services were $10.3 million higher in 1997 because of increased rates approved by the FPSC in 1996 for Florida Water customers and a $7.3 million pre-tax gain from the strategic sale of water and wastewater assets to Orange County, Florida, in December 1997. These assets served about 4,000 customers. Also in 1997, Heater acquired LaGrange, a water utility near Fayetteville, North Carolina, for $3.4 million. The acquisition added 5,300 water customers and contributed $0.9 million in revenue. The increase in revenue was partially offset by lower revenue following the sale of two water systems in South Carolina in 1996. Together the two strategic sales resulted in pre-tax gains of $1.7 million during 1996. Sales were up 3% in 1997, despite heavy rainfall and continued water conservation efforts by customers. Non-regulated water subsidiaries contributed $1.2 million more to revenue in 1997. Total operating expenses from Water Services were $5.7 million higher in 1997 primarily due to start-up costs associated with the Company's non-regulated water subsidiaries. Approximately $2 million of one-time charges relating to the amount of investment in utility facilities were also included in operating expenses in 1997. These higher operating expenses were tempered by improved operating efficiencies at Florida Water. Interest expense decreased $1.5 million in 1997 due to lower interest rates on refinanced debt.

1996 TO 1995 COMPARISON. Operating revenue and income from Water Services were $19.1 million higher in 1996. Rate relief and a 9% increase in sales in 1996 are primarily responsible for the increase. A 2% growth in customers and the return of more typical weather in Florida both contributed to higher sales in 1996. The increase in sales was tempered by continued customer conservation efforts. Florida Water added 17,000 new water and wastewater customers as a result of the December 1995 purchase of the assets of Orange Osceola Utilities in Florida. As part of a strategic decision to withdraw from South Carolina, Heater sold the majority of its assets in that state and recognized $1.7 million in pre-tax gains during 1996. Non-regulated water subsidiaries contributed $5.3 million to revenue in 1996. Total operating expenses from Water Services were $8.7 million higher in 1996 primarily due to the acquisition of Orange Osceola Utilities. The addition of non-regulated operations also increased operating expenses in 1996.

OUTLOOK. Florida Water and Heater continue to position themselves for further expansion by selectively acquiring and selling targeted water systems. The strategic emphasis at Heater is growth and consolidation in North Carolina. Water Services has been laying the groundwork for future growth in several new areas of the water business. Non-regulated subsidiaries have initiated marketing the Company's water expertise outside traditional utility boundaries.



AUTOMOTIVE SERVICES

Automotive Services include wholly owned subsidiaries: ADESA, a vehicle auction business; AFC, a finance company; and Great Rigs, an auto transport company.

ADESA is the third largest vehicle auction business in the U.S. Headquartered in Indianapolis, Indiana, ADESA owns and operates 25 vehicle auctions in the U.S. and Canada through which used cars and other vehicles are purchased and sold by franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automotive fleet/lease companies, banks and finance companies. ADESA's Professional Auto Remarketing (PAR) division provides customized remarketing services to various businesses with fleet operations.

AFC provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from

                                                                             25|

ADESA auctions, independent auctions and other auction chains. Headquartered in Indianapolis, Indiana, AFC has 57 loan production offices. From these offices car dealers obtain credit to purchase vehicles at any of the over 300 auctions approved by AFC.

Great Rigs, headquartered in Moody, Alabama, is one of the nation's largest independent used automobile transport companies. It offers customers pick up and delivery service through 11 strategically located transportation hubs. Customers of Great Rigs include ADESA auctions, car dealerships, vehicle manufacturers, leasing companies, finance companies and other auctions.

The Company acquired 80% of ADESA on July 1, 1995. On Jan. 31, 1996, the Company provided additional capital in exchange for 3% of ADESA. On Aug. 21, 1996, the Company acquired the remaining 17% ownership interest of ADESA from the ADESA management shareholders.

Automotive Services contributed net income of $14.0 million in 1997 ($3.7 million in 1996; $0.0 million for the six months of ownership in 1995). Financial performance for 1997 reflected increased vehicle sales and services, improved operating efficiencies at ADESA auctions and growth of the financing business.

                           [Graphic Material Omitted]


                            Number of Vehicles Sold
                                   Thousands
                       ---------------------------------

                                 Minnesota
                                   Power     Predecessor
                                 ---------   -----------
                        1995        230          240
                          96        637
                          97        769

COMPETITION. Within the automobile auction industry, ADESA's competition includes independently owned auctions as well as major chains and associations with auctions in geographic proximity. ADESA competes with other auctions for a supply of automobiles to be sold on consignment for automobile dealers, financial institutions and other sellers. ADESA also competes for a supply of rental repurchase vehicles from automobile manufacturers for auction at factory sales. The automobile manufacturers often choose between auctions across multi-state areas in distributing rental repurchase vehicles. ADESA competes for these sellers of automobiles by attempting to attract a large number of dealers to purchase vehicles, which ensures competitive prices and supports the volume of vehicles auctioned. ADESA also competes by providing a full range of services including reconditioning services which prepare vehicles for auction, transporting vehicles and the prompt processing of sale transactions. In 1997 ADESA agreed with another U.S. auction company to jointly sell Toyota Motor Credit Corporation (TMCC) vehicles through a common Internet "Cyberlot." The Cyberlot provides descriptions and photos of vehicles along with the price established by TMCC. This gives dealers the opportunity to buy vehicles through the Internet. Another factor affecting the industry, the impact of which is yet to be determined, is the entrance of the large used car dealerships called "superstores" that have emerged in densely populated markets.

AFC is well positioned as a provider of floorplan financing services to the used vehicle industry. AFC's competition includes other specialty lenders, as well as banks and other financial institutions. AFC competes with other floorplan providers and strives to distinguish itself based upon convenience and quality of service. A key component of AFC's program is conveniently located loan production offices with personnel available to assist automobile dealers with their financing needs. As part of AFC's continued effort to focus on providing other financing services to dealers, in 1997 AFC entered into an agreement with ACC Consumer Finance Corp. (ACC). Together these two companies will test a program designed to promote ACC's purchase of installment contracts that finance the purchase of vehicles floorplanned by AFC.

1997 TO 1996 COMPARISON. Operating revenue and income from Automotive Services were $71.6 million higher in 1997 primarily due to increased vehicle sales and ancillary services, such as reconditioning and transportation, at ADESA auction facilities. ADESA sold 769,000 vehicles in 1997 (637,000 in 1996).

|26

Auction facilities added in 1996 contributed to higher vehicle sales in 1997. Operating revenue from AFC in 1997 reflected the growth of the floorplan financing business through expansion of existing loan production offices and the addition of 25 new office locations. The increase in AFC's dealer/customer base to 10,000 (4,000 in 1996) enabled AFC to finance 300,000 vehicles (140,000 in 1996). Pre-tax gains totaling $5.7 million from the sale of an auction facility and excess land were also included in 1997 operating revenue and income. Total operating expenses at Automotive Services were $50.9 million higher in 1997. Operating expenses associated with the auction facilities reflected the 21% increase in vehicles sold and increased ancillary services. These operating expenses were tempered by improved efficiencies and cost controls at auction facilities. The expansion of AFC's floorplan financing business and a more conservative allowance for bad debts also contributed to higher operating expenses in 1997.

1996 TO 1995 COMPARISON. Financial results for Automotive Services reflected a full year of operations in 1996, while 1995 only included operations as of July 1, 1995, the purchase date of ADESA. Operating revenue and income from Automotive Services were higher in 1996 because ADESA added eight new auction facilities during the year. ADESA sold 637,000 vehicles in 1996 compared to 230,000 vehicles during the last six months of 1995 (470,000 vehicles in total were sold by ADESA in 1995). Increased ancillary services and the expansion of AFC also contributed to revenue growth in 1996. Total operating expenses at Automotive Services were higher in 1996 due to the addition of eight auction facilities which caused ADESA to incur additional financing expenses and significant start-up costs. Start-up losses associated with two auction facilities had a negative impact on profitability of Automotive Services through 1996.

For the six months ended Dec. 31, 1995, operating revenue was $61.6 million with no net income contribution. Financial results in 1995 were adversely impacted by auction cancellations due to severe weather conditions on the east coast in December 1995, as well as start-up losses associated with major construction projects.

OUTLOOK. Auto auction sales for the industry are expected to rise at a rate of 6% to 8% annually. With the increased popularity of leasing and the high cost of new vehicles, the same vehicles may come to auction more than once. Automotive Services expects to participate in the industry's growth through selective acquisitions and expanded services. ADESA and AFC continue to focus on growth in the volume of vehicles sold and financed, increased ancillary services, and operating and technological efficiencies. The expansion of the Great Rigs fleet of automobile carriers to 150 by the end of second quarter 1998 is also expected to contribute to future growth.

INVESTMENTS

Investments include a securities portfolio, a 21% equity investment in a financial guaranty reinsurance and insurance company, and an 80% interest in a Florida real estate company.

Investments contributed net income of $32.1 million in 1997 ($38.1 million in 1996; $41.3 million in 1995). Financial performance for 1997 reflected a consistent return on the securities portfolio, an increase in earnings from Capital Re and an increase in real estate sales. Net income was lower in 1997 because tax benefits were recognized in 1996 and 1995 from real estate operations.

PORTFOLIO AND REINSURANCE. The Company's securities portfolio is managed by selected outside managers as well as internal managers. The securities portfolio is intended to provide stable earnings and liquidity, and is available for investment in existing businesses, acquisitions and other corporate purposes. The majority of the portfolio consists of stocks of other utility companies that have investment grade debt securities. Additionally, the Company sells common stock securities short and enters into short sales of treasury futures contracts as part of an overall investment portfolio hedge strategy.

                                                                             27|

The Company's investment in the securities portfolio at Dec. 31, 1997, was approximately $184 million ($155 million at Dec. 31, 1996).

Capital Re is a Delaware holding company engaged in reinsurance and insurance through its wholly owned subsidiaries. The market value of the Company's $119 million equity investment in Capital Re was $203 million at Dec. 31, 1997 ($152 million at Dec. 31, 1996).

1997 TO 1996 COMPARISON. Operating revenue and income from the securities portfolio were $1.4 million higher in 1997 because the Company's average portfolio balance was larger. Income tax expense was $5.7 million higher in 1997 because of increased operating income. In addition, 1996 reflected a one-time tax benefit for an IRS audit adjustment. Together, the Company's securities portfolio and its equity investment in Capital Re earned an annualized after-tax return of 8.6% in 1997 (8.8% in 1996). Income from equity investments included $14.8 million in 1997 ($11.8 million in 1996) of income from the Company's investment in Capital Re.

1996 TO 1995 COMPARISON. Operating revenue and income from the securities portfolio were $3.5 million lower in 1996 due to a smaller average portfolio balance. In 1995 the Company sold approximately $60 million of securities to finance the purchase of ADESA. Income tax expense reflected a one-time tax benefit for an IRS audit adjustment in 1996. Together, the Company's securities portfolio and its equity investment in Capital Re earned an annualized after-tax return of 8.8% in 1996 (9.2% in 1995). Income from equity investments included $11.8 million of income in 1996 ($9.8 million in 1995) from the Company's investment in Capital Re.

OUTLOOK. The Company's objective is to maintain corporate liquidity between 7% and 10% of total assets ($150 to $200 million). The Company plans to continue to concentrate in market-neutral investment strategies designed to provide stable and acceptable returns without sacrificing needed liquidity. The portfolio is hedged against market downturns and aimed at an after-tax return between 7% and 9%. While these returns may seem modest compared to broader market indices over the past three years, the Company believes its hedge strategy is a wise course in a volatile economic environment. Actual returns will be partially dependent on general market conditions. Capital Re will continue to be a core component of the Company's Investments segment.


                           [Graphic Material Omitted]


                                  Investments
                                    Millions
                 ----------------------------------------------

                          Portfolio   Reinsurance   Real Estate
                          ---------   -----------   -----------
                  1995     $116.1        $92.9         $34.5
                    96     $153.4       $102.3         $64.7
                    97     $169.4       $118.8         $66.7


REAL ESTATE OPERATIONS. The Company owns 80% of Lehigh, a real estate company in Florida. Lehigh owns 2,500 acres of land and approximately 4,000 home sites near Fort Myers, Florida, 1,000 home sites in Citrus County, Florida, and 2,700 home sites and 12,000 acres of residential, commercial and industrial land at Palm Coast, Florida.

TAX BENEFITS. The Company, through Lehigh, acquired the stock of Lehigh Corporation in a bargain purchase in 1991. The carried-over tax bases of the underlying assets exceeded the book bases assigned in purchase accounting. The Internal Revenue Code (IRC) limits the use of tax losses resulting from the higher tax basis.

SFAS 109, "Accounting for Income Taxes," was adopted on a prospective basis effective Jan. 1, 1993. Upon adoption, a valuation reserve was established for the entire amount of the tax benefits attributable to the bases differences and alternative minimum tax credits because, in management's judgment, realization of the tax benefits was not "more likely than not." This judgment was based on the unlikelihood of realizing the tax benefits due to the IRC restrictions in light of management's existing five year property disposal plan.

In 1995 based on a detailed analysis of projected cash flow, Lehigh implemented a business strategy which called for Lehigh to dispose of its remaining real estate assets with a specific

|28
view towards maximizing realization of the tax benefits. Accordingly, in 1995 the valuation reserve was reduced by $18.4 million. In 1996 the remaining $8.2 million valuation reserve was reversed as a result of the projected positive impact the 1996 Palm Coast acquisition would have on Lehigh's taxable income.

1997 TO 1996 COMPARISON. Financial results for real estate operations reflected twelve months of Palm Coast operations in 1997 compared to less than nine months in 1996. Operating revenue and income from real estate operations were $9.6 million higher in 1997 primarily due to increased sales from Palm Coast operations. In 1996 operating revenue and income included $3.7 million from the sale of Lehigh's joint venture investment in a resort and golf course. Total operating expenses (excluding minority interest) from real estate operations were $5.7 million higher in 1997. The increase was attributed to more sales activity and additional expenses as a result of Palm Coast operations. Income tax expense in 1996 included the recognition of $8.2 million of tax benefits at Lehigh. The Company's portion of the tax benefits was $6.6 million in 1996.

1996 TO 1995 COMPARISON. Operating revenue and income from real estate operations were $9.7 million higher in 1996 due primarily to increased real estate sales from the Palm Coast operations and $3.7 million from the sale of Lehigh's joint venture in a resort and golf course. In 1996 Lehigh purchased properties at Palm Coast, Florida, and expanded its marketing program nationwide. Total operating expenses (excluding minority interest) from real estate operations were $1.7 million lower in 1996. The decrease was attributed to exiting several auxiliary businesses and cost containment efforts. Income tax expense included the recognition of $8.2 million of tax benefits in 1996 ($18.4 million in 1995). The Company's portion of the tax benefits was $6.6 million in 1996 ($14.7 million in 1995).

OUTLOOK. The real estate strategy is to continue to acquire large residential community properties at low cost, add value and sell them at current market prices.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations improved significantly during 1997 due to better management of working capital throughout the Company and capital expenditure discipline. Cash flow after funding capital expenditures was $117 million in 1997 ($35 million in 1996). Automotive Services experienced a major turnaround in cash flow generating $23 million in 1997 ($(34) million in 1996).

Working capital, if and when needed, generally is provided by the sale of commercial paper. In addition, securities investments can be liquidated to provide funds for reinvestment in existing businesses or acquisition of new businesses, and approximately 4 million original issue shares of common stock are available for issuance through the DRIP. Minnesota Power's $60 million bank lines of credit provide liquidity for the Company's commercial paper program. The amount and timing of future sales of the Company's securities will depend upon market conditions and the specific needs of the Company. The Company may from time to time sell securities to meet capital requirements, to provide for the retirement or early redemption of issues of long-term debt and preferred stock, to reduce short-term debt and for other corporate purposes.

A substantial amount of ADESA's working capital is generated internally from payments made by vehicle purchasers. However, ADESA uses commercial paper issued by the Company to meet short-term working capital requirements arising from the timing of payment obligations to vehicle sellers and the availability of funds from vehicle purchasers. During the sales process, ADESA does not typically take title to vehicles.

AFC also uses commercial paper issued by the Company to meet its operational requirements. AFC offers short-term on-site financing for dealers to purchase vehicles at auctions in exchange for a security interest in those vehicles. The financing is provided through the earlier of the date the dealer sells the vehicle or a general borrowing term of 30-60 days. As a result of AFC's continued expansion of the financing program for dealers, AFC has

                                                                             29|
sold $124 million of receivables to a third party purchaser as of Dec. 31, 1997 ($50 million as of Dec. 31, 1996). Under the terms of a five-year agreement amended in August 1997, the purchaser agrees to purchase receivables aggregating $225 million, at any one time outstanding, to the extent that such purchases are supported by eligible receivables. Proceeds from the sale of the receivables were used to repay borrowings from the Company and fund vehicle inventory purchases for AFC's customers.

During 1997 the Company sold $60 million of First Mortgage Bonds, 7% Series due Feb. 15, 2007, and $20 million of First Mortgage Bonds, 6.68% Series due Nov. 15, 2007. The proceeds were used for the retirement of $60 million in principal amount of the Company's First Mortgage Bonds, 7 3/8% Series due March 1, 1997, and $18 million in principal amount First Mortgage Bonds, 6 1/2% Series redeemed in December. The remaining proceeds were used for general corporate purposes.

In June 1997 Minnesota Power refinanced $10 million of industrial development revenue bonds and $29 million of pollution control bonds with $39 million of Variable Rate Demand Revenue Refunding Bonds Series 1997A due June 1, 2020, Series 1997B and Series 1997C due June 1, 2013, and Series 1997D due Dec. 1, 2007.

In May 1997 MP Water Resources' $30 million 10.44% long-term note payable was replaced with $28 million of Florida Water's First Mortgage Bonds, 8.01% Series due May 30, 2017, and $7 million of Heater's First Mortgage Bonds, 7.05% due June 20, 2022. The remaining proceeds were used for general corporate purposes.

Minnesota Power's electric utility first mortgage bonds and secured pollution control bonds are currently rated investment grade Baa1 by Moody's Investor Services and A by Standard and Poor's. The Company's investment rating is currently Baa1 by Moody's Investor Services and BBB+ by Standard and Poor's. The disclosure of these securities ratings is not a recommendation to buy, sell or hold the Company's securities.

In 1997 the Company paid out 83% (89% in 1996; 94% in 1995) of its per-share earnings in dividends. Over the longer term, Minnesota Power's goal is to reduce dividend payout to 75%-80% of earnings.


                           [Graphic Material Omitted]


                              Capital Expenditures
                                    Millions
                          ------------------------------
                                    Actual     Projected
                                    ------     ---------
                          1995       $115
                            96       $101
                            97        $72
                            98                    $90
                            99                    $89
                          2000                    $76
                             1                    $66
                             2                    $70

CAPITAL REQUIREMENTS. Consolidated capital expenditures totaled $72 million in 1997 ($101 million in 1996; $115 million in 1995). Expenditures in 1997 included $35 million for Electric Operations, $22 million for Water Services, $11 million for Automotive Services and $4 million for corporate purposes. Internally generated funds were the primary source for funding capital expenditures.

Capital expenditures are expected to be $90 million in 1998 and total about $301 million for 1999 through 2002. The 1998 amount includes $45 million for electric system component replacement and upgrades, telecommunication fiber, and coal handling equipment, $24 million to meet environmental standards, expand water and wastewater treatment facilities to accommodate customer growth, and for water conservation initiatives and $21 million for on-going improvements at existing vehicle auction facilities and associated computer systems. The Company expects to use internally generated funds and original issue equity securities to fund these capital expenditures.

YEAR 2000. The Year 2000 issue relates to computer systems that recognize the year using the last two digits. Unless corrected, the year 2000 may be interpreted as 1900 causing errors or shutdowns in computer systems. In recent years the Company has replaced its major systems with systems considered to be Year 2000 compliant. A project team is coordinating a comprehensive

|30
review of all the Company's remaining software systems and micro-based systems for Year 2000 compliance. The review process includes key outside entities with which the Company interacts. The Company anticipates having all systems reviewed and an estimate of the Company's cost to meet Year 2000 compliance by mid-1998. A significant proportion of these costs are not likely to be incremental costs to the Company, but rather will represent the redeployment of existing information technology resources.

The Year 2000 issue may impact other entities with which the Company transacts business. The Company cannot estimate or predict the potential adverse consequences, if any, that could result from such entities' failure to address this issue.

SAFEHARBOR STATEMENT. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), the Company is hereby filing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of the Company in this Annual Report, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "will likely result", "will continue", and similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond the control of the Company and may cause actual results to differ materially from those contained in forward-looking statements:
(i) prevailing governmental policies and regulatory actions, including those of the FERC, the MPUC, the FPSC, the NCUC, and the PSCW, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation, and construction of plant facilities, recovery of purchased power, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs); (ii) economic and geographic factors including political and economic risks; (iii) changes in and compliance with environmental and safety laws and policies; (iv) weather conditions; (v) population growth rates and demographic patterns; (vi) competition for retail and wholesale customers; (vii) pricing and transportation of commodities; (viii) market demand, including structural market changes; (ix) changes in tax rates or policies or in rates of inflation; (x) changes in project costs; (xi) unanticipated changes in operating expenses and capital expenditures; (xii) capital market conditions; (xiii) competition for new energy development opportunities; and (xiv) legal and administrative proceedings (whether civil or criminal) and settlements that influence the business and profitability of the Company.

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

                                                                             31|

REPORTS                                                                   [LOGO]

INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Minnesota Power

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of retained earnings and of cash flows present fairly, in all material respects, the financial position of Minnesota Power and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Price Waterhouse LLP

Minneapolis, Minnesota
January 26, 1998



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

Four directors of the Company, not members of management, serve as the Audit Committee. The Board of Directors, through its Audit Committee, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent accountants to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. The internal auditors and the independent accountants have full and free access to the Audit Committee without management present.

Price Waterhouse LLP, independent accountants, are engaged to express an opinion on the financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of internal controls and tests of transactions to the extent necessary to allow them to report on the fairness of the operating results and financial condition of the Company.

Edwin L. Russell

Edwin L. Russell
Chairman, President and Chief Executive Officer

David G. Gartzke

David G. Gartzke
Chief Financial Officer

|32

CONSOLIDATED FINANCIAL STATEMENTS

MINNESOTA POWER CONSOLIDATED BALANCE SHEET
December 31                                                                         1997                         1996
-----------------------------------------------------------------------------------------------------------------------
                                                                                                 Millions
Assets
Plant and Investments
   Electric operations                                                            $  783.5                     $  796.0
   Water services                                                                    322.2                        323.9
   Automotive services                                                               167.1                        167.3
   Investments                                                                       252.9                        236.5
                                                                                  --------                     --------
       Total plant and investments                                                 1,525.7                      1,523.7
                                                                                  --------                     --------
Current Assets
   Cash and cash equivalents                                                          41.8                         40.1
   Trading securities                                                                123.5                         86.8
   Accounts receivable (less reserve of $12.6 and $6.6)                              158.5                        164.8
   Fuel, material and supplies                                                        25.0                         23.2
   Prepayments and other                                                              19.9                         17.2
                                                                                  --------                     --------
       Total current assets                                                          368.7                        332.1
                                                                                  --------                     --------
Other Assets
   Goodwill                                                                          158.9                        167.0
   Deferred regulatory charges                                                        64.4                         83.5
   Other                                                                              54.6                         39.7
                                                                                  --------                     --------
       Total other assets                                                            277.9                        290.2
                                                                                  --------                     --------
Total Assets                                                                      $2,172.3                     $2,146.0
-----------------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
Capitalization
   Common stock, without par value, 65.0 shares authorized;
     33.6 and 32.8 shares outstanding                                             $  416.0                     $  394.2
   Unearned ESOP shares                                                              (65.9)                       (69.1)
   Net unrealized gain on securities investments                                       5.5                          2.7
   Cumulative foreign translation adjustment                                          (0.8)                           -
   Retained earnings                                                                 296.1                        283.0
                                                                                  --------                     --------
       Total common stock equity                                                     650.9                        610.8
   Cumulative preferred stock                                                         11.5                         11.5
   Redeemable serial preferred stock                                                  20.0                         20.0
   Company obligated  mandatorily  redeemable preferred securities of subsidiary
    MP&L Capital I which holds solely Company Junior
    Subordinated Debentures                                                           75.0                         75.0
   Long-term debt                                                                    685.4                        694.4
                                                                                  --------                     --------
       Total capitalization                                                        1,442.8                      1,411.7
                                                                                  --------                     --------
Current Liabilities
   Accounts payable                                                                   78.7                         72.8
   Accrued taxes, interest and dividends                                              67.3                         63.7
   Notes payable and long-term debt due within one year                              133.8                        162.9
   Other                                                                              45.3                         37.6
                                                                                  --------                     --------
       Total current liabilities                                                     325.1                        337.0
                                                                                  --------                     --------
Other Liabilities
   Accumulated deferred income taxes                                                 151.3                        148.9
   Contributions in aid of construction                                              102.6                         98.4
   Deferred regulatory credits                                                        60.7                         64.4
   Other                                                                              89.8                         85.6
                                                                                  --------                     --------
       Total other liabilities                                                       404.4                        397.3
                                                                                  --------                     --------
Commitments and Contingencies
                                                                                  --------                     --------
Total Capitalization and Liabilities                                              $2,172.3                     $2,146.0
-----------------------------------------------------------------------------------------------------------------------
                                                    The  accompanying notes are an integral part of these statements.

                                                                             33|

MINNESOTA POWER CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31                                                      1997                 1996                1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Millions except per share amounts
Operating Revenue and Income
    Electric operations                                                            $541.9              $529.2               $503.5
    Water services                                                                   95.5                85.2                 66.1
    Automotive services                                                             255.5               183.9                 61.6
    Investments                                                                      60.7                48.6                 41.7
                                                                                   ------              ------               ------
        Total operating revenue and income                                          953.6               846.9                672.9
                                                                                   ------              ------               ------

Operating Expenses
    Fuel and purchased power                                                        194.1               190.9                177.0
    Operations                                                                      579.9               512.2                389.1
    Interest expense                                                                 64.2                62.1                 48.0
                                                                                   ------              ------               ------
        Total operating expenses                                                    838.2               765.2                614.1
                                                                                   ------              ------               ------
Income from Equity Investments                                                       14.8                11.8                  4.2
                                                                                   ------              ------               ------
Operating Income                                                                    130.2                93.5                 63.0

Distributions on Redeemable
  Preferred Securities of Subsidiary                                                  6.0                 4.7                    -

Income Tax Expense                                                                   46.6                19.6                  1.1
                                                                                   ------              ------               ------
Income from Continuing Operations                                                    77.6                69.2                 61.9

Income from Discontinued Operations                                                     -                   -                  2.8
                                                                                   ------              ------               ------

Net Income                                                                           77.6                69.2                 64.7

Dividends on Preferred Stock                                                          2.0                 2.4                  3.2
                                                                                   ------              ------               ------
Earnings Available for Common Stock                                                $ 75.6              $ 66.8               $ 61.5
                                                                                   ------              ------               ------
Average Shares of Common Stock                                                       30.6                29.3                 28.5

Basic and Diluted Earnings Per Share
  of Common Stock
    Continuing operations                                                           $2.47               $2.28                $2.06
    Discontinued operations                                                             -                   -                  .10
                                                                                   ------              ------               ------
        Total                                                                       $2.47               $2.28                $2.16
                                                                                   ------              ------               ------
Dividends Per Share of Common Stock                                                 $2.04               $2.04                $2.04
----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31                                                      1997                 1996                1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Millions
Balance at Beginning of Year                                                       $283.0              $276.2               $272.6
    Net income                                                                       77.6                69.2                 64.7
    Redemption of preferred stock                                                       -                (0.4)                   -
                                                                                   ------              ------               ------
        Total                                                                       360.6               345.0                337.3
                                                                                   ------              ------               ------

Dividends Declared
    Preferred stock                                                                   2.0                 2.4                  3.2
    Common stock                                                                     62.5                59.6                 57.9
                                                                                   ------              ------               ------
        Total                                                                        64.5                62.0                 61.1
                                                                                   ------              ------               ------
Balance at End of Year                                                             $296.1              $283.0               $276.2
----------------------------------------------------------------------------------------------------------------------------------
                                                                  The accompanying notes are an integral part of these statements.

|34

MINNESOTA POWER CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31                                                     1997                 1996                1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Millions
Operating Activities
  Net income                                                                       $ 77.6              $ 69.2               $ 64.7
  Income from equity investments --
    net of dividends received                                                       (13.9)              (11.0)               (10.7)
  Depreciation and amortization                                                      70.8                65.1                 59.5
  Deferred income taxes                                                               2.0               (11.8)               (26.9)
  Pre-tax (gain) loss on sale of plant                                              (14.0)               (1.6)                 1.8
  Changes in operating assets and liabilities net of the effects of discontinued operations and subsidiary acquisitions
      Trading securities                                                            (36.7)              (46.8)                34.0
      Notes and accounts receivable                                                   7.9               (17.5)               (13.0)
      Fuel, material and supplies                                                    (1.8)                3.2                 (3.2)
      Accounts payable                                                                5.4                (2.8)                (9.8)
      Other current assets and liabilities                                            8.8                14.8                 15.9
  Other -- net                                                                       11.2                16.2                  0.9
                                                                                   ------              ------               ------
      Cash from operating activities                                                117.3                77.0                113.2
                                                                                   ------              ------               ------
Investing Activities
  Proceeds from sale of investments in securities                                    47.7                43.1                103.2
  Proceeds from sale of discontinued operations --
    net of cash sold                                                                    -                   -                107.6
  Proceeds from sale of plant                                                        19.4                 8.8                    -
  Additions to investments                                                          (42.5)              (76.7)               (50.3)
  Additions to plant                                                                (53.3)              (94.1)              (117.7)
  Acquisition of subsidiaries -- net of cash acquired                                (2.4)              (66.9)              (129.6)
  Changes to other assets -- net                                                     (1.4)               (0.9)                (1.0)
                                                                                   ------              ------               ------
      Cash for investing activities                                                 (32.5)             (186.7)               (87.8)
                                                                                   ------              ------               ------
Financing Activities
  Issuance of long-term debt                                                        176.7               205.5                 28.1
  Issuance of preferred securities of subsidiary                                        -                72.3                    -
  Issuance of common stock                                                           19.7                19.0                  6.4
  Changes in notes payable -- net                                                   (27.2)               56.3                 16.7
  Reductions of long-term debt                                                     (187.8)             (155.3)               (10.9)
  Redemption of preferred stock                                                         -               (17.6)                   -
  Dividends on preferred and common stock                                           (64.5)              (62.0)               (61.1)
                                                                                   ------              ------               ------
      Cash from (for) financing activities                                          (83.1)              118.2                (20.8)
                                                                                   ------              ------               ------
Change in Cash and Cash Equivalents                                                   1.7                 8.5                  4.6
Cash and Cash Equivalents at Beginning of Period                                     40.1                31.6                 27.0
                                                                                   ------              ------               ------
Cash and Cash Equivalents at End of Period                                         $ 41.8              $ 40.1               $ 31.6
                                                                                   ------              ------               ------
Supplemental Cash Flow Information
  Cash paid during the period for
      Interest (net of capitalized)                                                $ 66.2              $ 54.4               $ 48.9
      Income taxes                                                                 $ 31.3              $ 25.5               $ 25.0
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   The accompanying notes are an integral part of these statements.

                                                                             35|

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS SEGMENTS
Millions

                                                                                                  Investments
                                                                                              -------------------
                                                        Electric      Water     Automotive    Portfolio &    Real      Corporate
For the Year Ended December 31           Consolidated  Operations   Services    Services<F1>  Reinsurance   Estate      Charges

--------------------------------------------------------------------------------------------------------------------------------
1997
Operating revenue and income               $  953.6       $541.9     $ 95.5       $255.5         $ 22.1     $38.8        $ (0.2)
Operation and other expense                   703.2        403.7       60.6        203.2            2.1      21.9<F2>      11.7
Depreciation and amortization expense          70.8         45.2       11.2         14.0              -       0.1           0.3
Interest expense                               64.2         21.3       11.0          9.9              -       0.8          21.2
Income from equity investments                 14.8            -          -            -           14.8         -             -
                                           --------       ------     ------       ------         ------     -----        ------
Operating income (loss)                       130.2         71.7       12.7         28.4           34.8      16.0         (33.4)
Distributions on redeemable
  preferred securities of subsidiary            6.0          1.6          -            -              -         -           4.4
Income tax expense (benefit)                   46.6         27.0        4.5         14.4           12.1       6.6         (18.0)
                                           --------       ------     ------       ------         ------     -----        ------
Net income (loss)                          $   77.6       $ 43.1     $  8.2       $ 14.0         $ 22.7     $ 9.4        $(19.8)
                                           --------       ------     ------       ------         ------     -----        ------
Total assets                               $2,172.3       $973.9     $384.7       $458.1         $288.2     $66.7         $ 0.7
Accumulated depreciation                   $  697.5       $562.1     $122.9       $ 12.5              -         -             -
Accumulated amortization                   $   15.7            -          -       $ 14.4              -     $ 1.3             -
Construction work in progress              $   26.2       $ 11.2     $  9.6       $  5.4              -         -             -
-------------------------------------------------------------------------------------------------------------------------------

1996
Operating revenue and income               $  846.9       $529.2     $ 85.2       $183.9         $ 20.7     $29.2        $ (1.3)
Operation and other expense                   638.0        400.9       53.6        152.8            2.7      17.1<F2>      10.9
Depreciation and amortization expense          65.1         42.2       11.0         11.7              -       0.2             -
Interest expense                               62.1         22.5       12.5         11.7              -       1.2          14.2
Income from equity investments                 11.8            -          -            -           11.8         -             -
                                           --------       ------     ------       ------         ------     -----        ------
Operating income (loss)                        93.5         63.6        8.1          7.7           29.8      10.7         (26.4)
Distributions on redeemable
  preferred securities of subsidiary            4.7          1.3          -            -              -         -           3.4
Income tax expense (benefit)                   19.6         22.9        2.7          4.0            6.4      (4.0)<F3>    (12.4)
                                           --------       ------     ------       ------         ------     -----        ------
Net income (loss)                          $   69.2       $ 39.4     $  5.4       $  3.7         $ 23.4     $14.7        $(17.4)
                                           --------       ------     ------       ------         ------     -----        ------
Total assets                               $2,146.0       $995.8     $371.2       $456.8         $255.7     $64.7        $  1.8
Accumulated depreciation                   $  653.8       $533.5     $113.8       $  6.5              -         -             -
Accumulated amortization                   $    8.6            -          -       $  7.6              -     $ 1.0             -
Construction work in progress              $   22.7       $  4.0     $  7.1       $ 11.6              -         -             -
-------------------------------------------------------------------------------------------------------------------------------

1995
Operating revenue and income               $  672.9       $503.5     $ 66.1       $ 61.6         $ 24.2     $19.5        $ (2.0)
Operation and other expense                   508.8        373.7       46.0         55.3            3.2      20.3<F2>      10.3
Depreciation and amortization expense          57.3         40.3       12.3          4.4              -       0.3             -
Interest expense                               48.0         22.4       10.1          0.7              -         -          14.8
Income (loss) from equity investments           4.2            -          -            -            9.8         -          (5.6)<F4>
                                           --------       ------     ------       ------         ------     -----        ------
Operating income (loss)                        63.0         67.1       (2.3)         1.2           30.8      (1.1)        (32.7)
Income tax expense (benefit)                    1.1         26.1       (1.3)         1.2            5.8     (17.4)<F3>    (13.3)
                                           --------       ------     ------       ------         ------     -----        ------
Income (loss) from continuing operations       61.9       $ 41.0     $ (1.0)      $    -         $ 25.0     $16.3        $(19.4)
                                                          ------     ------       ------         ------     -----        ------
Income from discontinued operations             2.8
                                           --------
Net income                                 $   64.7
                                           --------
Total assets                               $1,947.6       $992.6     $355.2       $355.8         $209.0     $34.5        $  0.5
Accumulated depreciation                   $  619.3       $508.5     $108.8       $  2.0              -         -             -
Accumulated amortization                   $    3.0            -          -       $  2.3              -     $ 0.7             -
Construction work in progress              $   56.0       $  5.7     $ 12.0       $ 38.3              -         -             -
-------------------------------------------------------------------------------------------------------------------------------

<F1> Purchased July 1, 1995.
<F2> Includes  $2.3 million of minority  interest in 1997 ($3.7  million in 1996; $4.1 million in 1995).
<F3> Includes $8.2 million of tax benefits in 1996 ($18.4million in 1995).  See Note 15.
<F4> Includes a $6.4 million  pre-tax provision from exiting the equipment manufacturing business.
-------------------------------------------------------------------------------------------------------------------------------

|36

OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PREPARATION. Minnesota Power prepares its financial statements in conformity with generally accepted accounting principles. These principles require management to make informed judgments and best estimates and assumptions that (1) affect the reported amounts of assets and liabilities, (2) disclose contingent assets and liabilities at the date of the financial statements, and (3) report amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Abbreviations and acronyms are defined on page 50.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiary companies. All material intercompany balances and transactions have been eliminated in consolidation. Information for prior periods has been reclassified to present comparable information for all periods.

NATURE OF OPERATIONS AND REVENUE RECOGNITION. Minnesota Power is a broadly diversified service company that has operations in four principal business segments. Corporate charges consist of expenses incurred by the Company's corporate headquarters and interest and preferred stock expense not specifically identifiable to a business segment. Management's policy is to not allocate these expenses to business segments.

ELECTRIC OPERATIONS. Electric Operations generate, transmit, distribute and market electricity. Electric service is provided to 136,000 customers in northeastern Minnesota and northwestern Wisconsin. Large power customers, which include five taconite producers, four paper and pulp mills and two pipeline companies, purchase under contracts, which extend from October 1999 through July 2008, about half of the electricity the Company sells. BNI Coal, a wholly owned subsidiary, mines and sells lignite coal to two North Dakota mine-mouth generating units, one of which is Square Butte. Square Butte supplies Minnesota Power with 71% of its output under a long-term contract. (See Note 5.)

Electric rates are under the jurisdiction of various state and federal regulatory authorities. Billings are rendered on a cycle basis. Revenue is accrued for service provided but not billed. Electric rates include adjustment clauses which bill or credit customers for fuel and purchased energy costs above or below the base levels in rate schedules and bill retail customers for the recovery of CIP expenditures not collected in base rates.

During 1997 revenue derived from one major customer was $56.5 million ($57.1 million in 1996; $60.4 million in 1995). Revenue derived from another major customer was $42.7 million in 1997 ($41.2 million in 1996; $44.9 million in 1995).

WATER SERVICES. Water Services include several wholly owned subsidiaries of the Company. Florida Water is the largest investor owned supplier of water and wastewater utility services in Florida. Heater provides water and wastewater services primarily in North Carolina. In total, 147,000 water and 54,000 wastewater treatment customers are served. Water and wastewater rates are under the jurisdiction of various state and county regulatory authorities. Bills are rendered on a cycle basis. Revenue is accrued for services provided but not billed. Instrumentation Services, Inc. and U.S. Maintenance and Management provide predictive maintenance services to water utility companies and other industrial operations in several southern states. Americas' Water offers contract management, operations and maintenance services to governments and industries throughout the Americas.

AUTOMOTIVE  SERVICES.  Automotive  Services  include wholly owned  subsidiaries:
ADESA, a vehicle auction business; AFC, a finance company; and Great Rigs, an auto transport company. ADESA is the third largest vehicle auction business in the U.S. ADESA owns and operates 25 vehicle auctions in the U.S. and Canada through which used cars and other vehicles are purchased and sold by franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automotive fleet/lease companies, banks and finance companies. AFC provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions and other auction chains. AFC has 57 loan production offices. From these offices car dealers obtain credit to purchase vehicles at any of the over 300 auctions approved by AFC. Great Rigs is one of the nation's largest independent used automobile transport companies. It offers customers
                                                                             37|
pick up and delivery service through 11 strategically located transportation hubs. Revenue is recognized when services are performed.

INVESTMENTS.  The Company's  securities  portfolio is intended to provide stable
earnings  and  liquidity,   and  is available  for  reinvestment  in  existing
businesses, acquisitions and other corporate purposes. The Company has a 21% ownership in Capital Re, a financial guaranty reinsurance and insurance company, accounted for using the equity method. The Company also has an 80% ownership in Lehigh, a Florida real estate business. Real estate revenue is recognized on the accrual basis.

PLANT DEPRECIATION. Plant is recorded at original cost, and is reported on the balance sheet net of accumulated depreciation. Expenditures for additions and significant replacements and improvements are capitalized; maintenance and repair costs are expensed as incurred. When utility plant is retired or otherwise disposed of, the cost less net proceeds is normally charged to accumulated depreciation and no gain or loss is recognized. Contributions in aid of construction relate to water utility assets, and are amortized over the estimated life of the associated asset. This amortization reduces depreciation expense.

Depreciation is computed using the estimated useful lives of the various classes of plant. In 1997 average depreciation rates for the electric, water and automotive segments were 3.4%, 2.7% and 4.1%, respectively (3.2%, 2.6% and 3.5%, respectively in 1996; 3.1%, 2.9% and 4.7%, respectively in 1995).

FUEL, MATERIAL AND SUPPLIES. Fuel, material and supplies are stated at the lower of cost or market. Cost is determined by the average cost method.

GOODWILL. Goodwill represents the excess of cost over net assets of businesses acquired and is amortized on a straight-line basis over a 40 year period.

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

FOREIGN CURRENCY TRANSLATION. Results of operations for Automotive Services' Canadian subsidiaries are translated into U.S. dollars using the average exchange rates during the period. Assets and liabilities are translated into U.S. dollars using the exchange rate on the balance sheet date, except for intangibles and fixed assets, which are translated at historical rates.


ACQUISITIONS  AND  DIVESTITURES

SALE OF WATER PLANT ASSETS. On Dec. 30, 1997, Florida Water sold water and wastewater assets to Orange County in Florida for $13.1 million. The facilities served about 4,000 customers. The transaction resulted in a $4.7 million after-tax gain which is included in the Company's 1997 earnings.

In March 1996 Heater of Seabrook, Inc., a wholly owned subsidiary of Heater, sold all of its water and wastewater utility assets to the Town of Seabrook
Island, South Carolina for $5.9 million. This sale was negotiated in anticipation of an eminent domain action by the Town of Seabrook Island, South Carolina. In December 1996 Heater sold its Columbia, South Carolina area water systems to South Carolina Water and Sewer, L.L.C. The Seabrook and Columbia systems served a total of 6,500 customers. The transactions resulted in a $1 million after-tax gain which was included in the Company's 1996 earnings.

|38

ACQUISITION OF LAGRANGE. In 1997 the NCUC approved the transfer of LaGrange Waterworks Corporation, a water utility near Fayetteville, North Carolina, to Heater. The Company exchanged 96,000 shares of common stock, with a market value of approximately $3.4 million, for the outstanding shares of LaGrange and accounted for the transaction as a pooling of interest. The acquisition added 5,300 water customers. Financial results prior to the acquisition were not restated due to immateriality.

ACQUISITION OF PALM COAST. In April 1996 Palm Coast Holdings, Inc., a wholly owned subsidiary of Lehigh Acquisition Corporation, acquired real estate assets (Palm Coast) from ITT Community Development Corp. and other affiliates of ITT Industries, Inc. (ITT) for $34 million. These assets included developed residential lots, a real estate contract receivables portfolio and approximately 13,000 acres of commercial and other land. Palm Coast is a planned community located between St. Augustine and Daytona Beach, Florida.

ITT's wholly owned subsidiary, Palm Coast Utility Corporation (PCUC), has granted an option to the Company to acquire PCUC's water and wastewater utility assets in Palm Coast. PCUC provides services to approximately 12,000 customers in Flagler County, Florida. The option expires during 1998. If the option is exercised, closing of the transaction will be subject to various regulatory approvals.

ACQUISITION OF ISI. In April 1996 MP Water Resources acquired all the outstanding common stock of Instrumentation Services, Inc., a predictive maintenance service business, in exchange for 96,526 shares of Minnesota Power common stock. The acquisition was accounted for as a pooling of interest. Financial results prior to the acquisition were not restated due to immateriality.

ACQUISITION OF ORANGE OSCEOLA. In December 1995 Florida Water acquired the operating assets of Orange Osceola Utilities for approximately $13 million. The acquisition added over 17,000 water customers.

ACQUISITION OF ADESA. The Company acquired 80% of ADESA on July 1, 1995, increased its ownership interest to 83% in January 1996 and acquired the remaining 17% interest in August 1996. The total purchase price was $227 million. The step acquisitions were accounted for by the purchase method. Accordingly, ADESA earnings have been included in the Company's consolidated financial statements based on the ownership interest as of the date of each acquisition. Acquired goodwill and other intangible assets are being amortized using the straight line method. Pro forma disclosures for the acquisition are not presented as the impact on consolidated 1996 and 1995 operating results is immaterial.

In September 1996 Minnesota Power exchanged 473,006 shares of its common stock for all the outstanding common stock of Alamo Auto Auction, Inc. and Alamo Auto Auction Houston, Inc. These acquisitions were accounted for as pooling of interests. Financial results prior to the acquisitions were not restated due to immateriality.

DISCONTINUED OPERATIONS. On June 30, 1995, Minnesota Power sold its interest in the paper and pulp business to Consolidated Papers, Inc. (CPI) for $118 million in cash, plus CPI's assumption of certain debt and lease obligations. The financial results of the paper and pulp business, including the loss on disposition, were accounted for as discontinued operations.

Discontinued Operations
Year Ended December 31                                 1995
---------------------------------------------------------------
                                                     Millions
Operating revenue and income                           $44.3


Income from equity investments                          $7.5


Income from operations                                  $7.5
Income tax expense                                       3.2
                                                        ----
                                                         4.3
                                                        ----
Loss on disposal                                        (1.8)
Income tax benefit                                       0.3
                                                        ----
                                                        (1.5)
                                                        ----
Income from discontinued operations                     $2.8
---------------------------------------------------------------


EXIT FROM EQUIPMENT MANUFACTURING BUSINESS. In June 1995 Reach All Partnership ceased operations and sold its operating assets. The pre-tax loss from Reach All Partnership was $6.4 million in 1995.

                                                                             39|

REGULATORY MATTERS

The Company files for periodic rate revisions with the Minnesota Public Utilities Commission (MPUC), the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and other state and county regulatory authorities. The MPUC had regulatory authority over approximately 68% in 1997 (69% in 1996; 73% in 1995) of the Company's total electric operating revenue. Interim rates in Minnesota and Florida are placed into effect, subject to refund with interest, pending a final decision by the appropriate commission.

WATER AND WASTEWATER RATES. 1995 RATE CASE. Florida Water requested an $18.1 million rate increase in June 1995 for all water and wastewater customers of Florida Water regulated by the FPSC. In October 1996 the FPSC issued its final order approving an $11.1 million annual increase. In November 1996 Florida Water filed with the Florida First District Court of Appeals (Court of Appeals) an appeal of the final order seeking judicial review of issues relating to the amount of investment in utility facilities recoverable in rates from current customers. Other parties to the rate case also filed appeals. In June 1997, as part of the review process, the FPSC allowed Florida Water to resume collecting approximately $1 million, on an annual basis, in new customer connection fees. The Company is unable to predict the timing or outcome of the appeals process.

1991 RATE CASE REFUNDS. In 1995 the Court of Appeals reversed a 1993 FPSC order establishing uniform rates for most of Florida Water's service areas. With "uniform rates," all customers in a uniform rate area pay the same rates for water and wastewater services. In response to the Court of Appeals' order, in August 1996 the FPSC ordered Florida Water to issue refunds to those customers who paid more since October 1993 under uniform rates than they would have paid under stand-alone rates. This order did not permit a balancing surcharge to customers who paid less under uniform rates. Florida Water appealed, and the Court of Appeals ruled in June 1997 that the FPSC could not order refunds without balancing surcharges. In response to the Court of Appeals' ruling, the FPSC issued an order on Jan. 26, 1998, that would not require Florida Water to refund about $12.5 million, which included interest, to customers who paid more under uniform rates.

Also on Jan. 26, 1998, the FPSC ordered Florida Water to refund $2.5 million, the amount paid by customers in the Spring Hill service area from January 1996 through June 1997 under uniform rates which exceeded the amount these customers would have paid under a modified stand-alone rate structure. No balancing surcharge was permitted. The FPSC ordered this refund because Spring Hill customers continued to pay uniform rates after other customers began paying modified stand-alone rates effective January 1996 pursuant to the FPSC's interim rate order in Florida Water's 1995 Rate Case. The FPSC did not include Spring Hill in this interim rate order because Hernando County had assumed jurisdiction over Spring Hill's rates. In June 1997 Florida Water reached an agreement with Hernando County to revert to stand-alone rates for Spring Hill customers. The Company intends to appeal the $2.5 million refund. No provision for refund has been recorded.

DEFERRED REGULATORY CHARGES AND CREDITS. Based on current rate treatment, the Company believes all deferred regulatory charges are probable of recovery.


Deferred Regulatory
Charges and Credits
December 31                                 1997        1996
---------------------------------------------------------------
                                                Millions
Deferred charges
  Income taxes                              $21.5      $22.1
  Conservation improvement programs          17.7       21.3
  Early retirement plan                       2.8        8.2
  Postretirement benefits                     5.4        8.1
  Premium on reacquired debt                  6.9        7.5
  Other                                      10.1       16.3
                                            -----      -----
                                             64.4       83.5
Deferred credits
  Income taxes                               60.7       64.4
                                            -----      -----

Net deferred regulatory charges             $ 3.7      $19.1
---------------------------------------------------------------

|40

SQUARE BUTTE PURCHASED POWER CONTRACT

Under the terms of a 30-year contract with Square Butte that extends through 2007, the Company is purchasing 71% of the output from a mine-mouth, lignite-fired generating plant capable of generating up to 455 MW. This generating unit (Project) is located near Center, North Dakota. Reductions to about 49% of the output are provided for in the contract and, at the option of Square Butte, could begin after a five-year advance notice to the Company and continue for the remaining economic life of the Project. The Company has the option but not the obligation to continue to purchase 49% of the output after 2007.

The Project is leased to Square Butte through Dec. 31, 2007, by certain banks and their affiliates which have beneficial ownership in the Project. Square
Butte has options to renew the lease after 2007 for essentially the entire remaining economic life of the Project.

The Company is obligated to pay Square Butte all Square Butte's leasing, operating and debt service costs (less any amounts collected from the sale of power or energy to others) that shall not have been paid by Square Butte when due. These costs include the price of lignite coal purchased by Square Butte under a cost-plus contract with BNI Coal. The Company's cost of power and energy purchased from Square Butte during 1997 was $56.9 million ($58.2 million in 1996; $57.6 million in 1995). The leasing costs of Square Butte included in the cost of power delivered to the Company totaled $17.1 million in 1997 ($17.7 million in 1996; $19.3 million in 1995), which included approximately $9 million ($10.2 million in 1996; $11 million in 1995) of interest expense. The annual fixed lease obligations of the Company for Square Butte are $17.2 million from 1998 through 2002. At Dec. 31, 1997, Square Butte had total debt outstanding of $250 million. The Company's obligation is absolute and unconditional whether or not any power is actually delivered to the Company.

The Company's payments to Square Butte for power and energy are approved as purchased power expense for ratemaking purposes by both the MPUC and FERC.

One principal reason the Company entered into the agreement with Square Butte was to obtain a power supply for large industrial customers. Present electric service contracts with these customers require payment of minimum monthly demand charges that cover a portion of the fixed costs associated with having capacity available to serve them. These contracts minimize the negative impact on earnings that could result from significant reductions in kilowatthour sales to industrial customers. The initial minimum contract term for the large power customers is 10 years, with a four-year cancellation notice required for termination of the contract at or beyond the end of the tenth year. Under the terms of existing contracts as of Feb. 1, 1998, the Company would collect approximately $92.1 million under current rate levels for firm power during 1998 ($78.3 million in 1999; $69.2 million in 2000; $66.5 million in 2001; and $47.3 million in 2002), even if no power or energy were supplied to these customers after Dec. 31, 1997. The minimum contract provisions are expressed in megawatts of demand, and if rates change, the amounts the Company would collect under the contracts will change in proportion to the change in the demand rate.


JOINTLY OWNED ELECTRIC FACILITY

The Company owns 80% of Boswell Energy Center Unit 4 (Boswell Unit 4). While the Company operates the plant, certain decisions with respect to the operations of Boswell Unit 4 are subject to the oversight of a committee on which the Company and Wisconsin Public Power, Inc. SYSTEM (WPPI), the owner of the other 20% of Boswell Unit 4, have equal representation and voting rights. Each owner must provide its own financing and is obligated to pay its ownership share of operating costs. The Company's share of direct operating expenses of Boswell Unit 4 is included in operating expense on the consolidated statement of income. The Company's 80% share of the original cost included in electric plant at Dec. 31, 1997 was $305 million ($304 million at Dec. 31, 1996). The corresponding provision for accumulated depreciation was $136 million ($129 million at Dec. 31, 1996).

                                                                             41|

FINANCIAL INSTRUMENTS

SECURITIES INVESTMENTS. Securities investments, managed internally and also by external fund managers, consist primarily of equity securities of other utilities with investment grade debt ratings. Investments held principally for near-term sale are classified as trading securities and included in current assets at fair value. Changes in the fair value of trading securities are recognized currently in earnings. Investments held for an indefinite period of time are classified as available-for-sale securities and included in plant and investments at fair value. Unrealized gains and losses on available-for-sale securities are included in common stock equity, net of tax. Unrealized losses on available-for-sale securities that are other than temporary are recognized in earnings. Realized gains and losses are computed on each specific investment sold.


Available-For-Sale Securities
---------------------------------------------------------------
                                     Gross Unrealized
                                     ----------------  Fair
                              Cost     Gain    (Loss)  Value
---------------------------------------------------------------
                                         Millions
Equity securities
  Dec. 31, 1997              $60.5     $4.3    $(3.5)  $61.3
  Dec. 31, 1996              $68.0     $1.9    $(2.1)  $67.8


Year Ended December 31          1997        1996        1995
---------------------------------------------------------------
                                          Millions

Proceeds from sales             $47.7       $43.1      $97.1
Gross realized gains             $0.7        $0.9       $3.0
Gross realized (losses)         $(1.4)      $(1.4)     $(3.3)
Net unrealized holding gains
  in common stock equity         $0.2        $1.0       $0.9
---------------------------------------------------------------


At Dec. 31, 1997, the net unrealized gain on securities investments recorded in common stock equity also included $5 million ($2.8 million at Dec. 31, 1996) reflecting the Company's share of Capital Re's net unrealized holding gains. The net unrealized holding gains included in earnings for trading securities in 1997 were $2 million ($0.9 million in 1996; $1.5 million in 1995).

FAIR VALUE OF FINANCIAL INSTRUMENTS. With the exception of the items listed below, the estimated fair values of all financial instruments approximate the carrying amount. The fair values for the items below were based on quoted market prices for the same or similar instruments.


Financial Instruments
December 31                   1997                  1996
------------------------------------------------------------------------
                                        Millions

                        Carrying   Fair       Carrying   Fair
                         Amount    Value       Amount    Value
------------------------------------------------------------------------
Long-term debt           $685.4   $707.4       $694.4   $690.7
Redeemable serial
  preferred stock         $20.0    $21.5        $20.0    $21.2
Quarterly income
  preferred securities    $75.0    $76.9        $75.0    $73.9
------------------------------------------------------------------------


CONCENTRATION OF CREDIT RISK. Financial instruments that subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company sells electricity to about 15 customers in northern Minnesota's taconite, pipeline, paper and wood products industries. At Dec. 31, 1997, receivables from these customers totaled approximately $9 million ($8 million in 1996). The Company does not obtain collateral to support utility receivables, but monitors the credit standing of major customers. The Company has not incurred and does not expect to incur significant credit losses.

SALE OF FINANCE RECEIVABLES. In 1997 AFC amended an agreement to allow sales up to $225 million, previously $100 million, of finance receivables to a third party. Pursuant to this agreement, AFC has sold $124 million of receivables as of Dec. 31, 1997 ($50 million as of Dec. 31, 1996). The agreement expires at the end of 2001.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS AND RISKS. In portfolio strategies designed to reduce market risks, the Company sells common stock securities short and enters into short sales of treasury futures contracts. Selling common stock securities short is intended to reduce market price risks associated with holding common stock securities in the Company's trading securities portfolio. Realized and unrealized gains and losses from short sales of common stock securities are included in investment income. Treasury futures are used as a hedge to reduce interest rate risks associated with holding fixed dividend preferred stocks included in the Company's available-for-sale portfolio. Changes in market values of treasury futures are recognized as an adjustment to the carrying amount of the underlying hedged item. Gains and losses on treasury futures are deferred and recognized in investment income concurrently with gains and losses arising from the under-

|42
lying hedged item. Generally, treasury futures contracts entered into have a maturity date of 90 days.

In 1997 Florida Water restructured an interest rate swap agreement to take advantage of more favorable terms. Under the new five-year agreement, Florida Water will make quarterly payments at a variable rate based upon an average of various foreign LIBOR rates (3.7% at Dec. 31, 1997), and receive payments based on a fixed rate of 4.8%. This agreement is subject to market risk due to interest rate fluctuation.

The notional amounts summarized below do not represent amounts exchanged and are not a measure of the Company's financial exposure. The amounts exchanged are calculated on the basis of these notional amounts and other terms which relate to the change in interest rates or securities prices. The Company continually evaluates the credit standing of counterparties and market conditions, and does not expect any material adverse impact to its financial position from these financial instruments.

Off-Balance-Sheet
Financial Instruments
December 31                1997                  1996
--------------------------------------------------------------
                                    Millions

                                Fair                  Fair
                                Value                 Value
                    Notional   Benefit    Notional   Benefit
                     Amount (Obligation)   Amount (Obligation)
--------------------------------------------------------------
Short stock sales
  outstanding         $54.0     $(2.7)     $31.7      $ 0.0
Treasury futures      $22.8     $(0.4)     $20.8      $(0.1)
Interest rate swap    $30.0     $(0.2)     $30.0       $0.1
--------------------------------------------------------------


SHORT-TERM BORROWINGS AND COMPENSATING BALANCES

The Company has bank lines of credit, which make short-term financing available through short-term bank loans and provide support for commercial paper. At Dec. 31, 1997 and 1996, the Company had bank lines of credit aggregating $84 million. At the end of 1997 and 1996, $84 million was available for use. At Dec. 31, 1997, the Company had issued commercial paper with a face value of $130 million ($155 million in 1996), with liquidity provided by bank lines of credit and the Company's securities portfolio.

Certain lines of credit require a commitment fee of 1/10 of 1% and/or a 5% compensating balance. Interest rates on commercial paper and borrowings under the lines of credit ranged from 6.1% to 8.5% at Dec. 31, 1997 (5.6% to 8.3% at Dec. 31, 1996). The weighted average interest rate on short-term borrowings at Dec. 31, 1997, was 6.3% (5.7% at Dec. 31, 1996). The total amount of compensating balances at Dec. 31, 1997 and 1996, was immaterial.


INVESTMENT IN CAPITAL RE

The Company has a 21% equity investment in Capital Re, a company engaged in financial guaranty reinsurance and insurance. The Company uses the equity method to account for this investment.


Capital Re
Financial Information
Year Ended December 31         1997        1996       1995
--------------------------------------------------------------------
                                         Millions
Capital Re
Investment portfolio         $1,011.1     $901.1     $771.8
Other assets                   $376.9     $255.3     $210.1
Liabilities                    $341.9     $255.0     $180.5
Deferred revenue               $402.1     $337.1     $314.5
Net revenue                    $201.7     $144.9     $107.0
Net income                      $70.1      $56.5      $45.5



Minnesota Power's Interest
Equity in earnings              $14.8      $11.8       $9.8
Accumulated equity in
  undistributed earnings        $67.5      $53.7      $42.8
Equity investment              $118.8     $102.3      $92.9
Fair value of investment       $202.6     $152.3     $100.4
Equity ownership                  21%        21%        22%
--------------------------------------------------------------------

                                                                             43|

COMMON STOCK AND RETAINED EARNINGS

The Articles of Incorporation, mortgage, and preferred stock purchase agreements contain provisions that, under certain circumstances, would restrict the payment of common stock dividends. As of Dec. 31, 1997, no retained earnings were restricted as a result of these provisions.


Summary of Common Stock                     Shares    Equity
--------------------------------------------------------------
                                                Millions

Balance Dec. 31, 1994                        31.3     $371.2
1995 ESPP                                       -        0.8
     DRIP                                     0.2        5.7
                                             ----     ------
Balance Dec. 31, 1995                        31.5      377.7
1996 ESPP                                       -        0.7
     DRIP                                     0.7       18.5
     Other                                    0.6       (2.7)
                                             ----     ------
Balance Dec. 31, 1996                        32.8      394.2
1997 ESPP                                       -        0.9
     DRIP                                     0.6       18.6
     Other                                    0.2        2.3
                                             ----     ------
Balance Dec. 31, 1997                        33.6     $416.0
--------------------------------------------------------------


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


PREFERRED STOCK

Preferred Stock
December 31                                   1997      1996
---------------------------------------------------------------
                                                 Millions
Cumulative Preferred Stock
Preferred stock, $100 par value,
  116,000 shares authorized;
    5% Series - 113,358 shares outstanding,
      callable at $102.50 per share           $11.5    $11.5
---------------------------------------------------------------

Redeemable Serial Preferred Stock
Serial preferred stock A, without
  par value, 2,500,000 shares authorized;
    $6.70 Series - 100,000 shares
      outstanding, noncallable, redeemable
      in 2000 at $100 per share               $10.0    $10.0
    $7.125 Series - 100,000 shares
      outstanding, noncallable, redeemable
      in 2000 at $100 per share                10.0     10.0
                                              -----    -----

Total redeemable serial preferred stock       $20.0    $20.0
---------------------------------------------------------------

|44

MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY

MP&L Capital I (Trust) was established as a wholly owned business trust of the Company for the purpose of issuing common and preferred securities (Trust Securities). In March 1996 the Trust publicly issued three million 8.05% Cumulative Quarterly Income Preferred Securities (QUIPS), representing preferred beneficial interests in the assets held by the Trust. The proceeds of the sale of the QUIPS, and of common securities of the Trust to the Company, were used by the Trust to purchase from the Company $77.5 million of 8.05% Junior Subordinated Debentures, Series A, Due 2015 (Subordinated Debentures), resulting in net proceeds to the Company of $72.3 million. Holders of the QUIPS are entitled to receive quarterly distributions at an annual rate of 8.05% of the liquidation preference value of $25 per security. The Company has the right to defer interest payments on the Subordinated Debentures which would result in the similar deferral of distributions on the QUIPS during extension periods up to 20 consecutive quarters. The Company is the owner of all the common trust securities, which constitute approximately 3% of the aggregate liquidation amount of all the Trust Securities. The sole asset of the Trust is Subordinated Debentures, interest on which is deductible by the Company for income tax purposes. The Trust will use interest payments received on the Subordinated Debentures it holds to make the quarterly cash distributions on the QUIPS.

The QUIPS are subject to mandatory redemption upon repayment of the Subordinated Debentures at maturity or upon redemption. The Company has the option to redeem the Subordinated Debentures upon the occurrence of certain events and, in any event, may do so at any time on or after March 20, 2001.

The Company has guaranteed, on a subordinated basis, payment of the Trust's obligations.


LONG-TERM DEBT

Long-Term Debt
December 31                                 1997        1996
--------------------------------------------------------------
                                                Millions
Minnesota Power
  First mortgage bonds
    6 1/4% Series due 2003                 $ 25.0     $ 25.0
    6.68% Series due 2007                    20.0          -
    7% Series due 2007                       60.0          -
    7 1/2% Series due 2007                   35.0       35.0
    7 3/4% Series due 2007                   55.0       55.0
    7% Series due 2008                       50.0       50.0
    6 1/2% Series                               -       18.0
    7 3/8% Series                               -       60.0
    6% Pollution control series E
      due 2022                              111.0      111.0
  Variable demand revenue refunding
    bonds series 1997 A, B, C and D,
      due 2007-2020                          39.0          -
  Pollution control revenue bonds,
     6.875%, due 2002                         4.8       33.9
  Leveraged ESOP loan,
    9.125%, due 1998-2004                    11.3       12.2
  Other long-term debt, variable,
    due 2001-2013                             7.3       17.3
Subsidiary companies
  First mortgage bonds,
    8.46%, due 2013                          54.9       45.0
  Senior notes, series A,
    7.70%, due 2006                          90.0       90.0
  Industrial development
    revenue bonds, 6.50%, due 2025           35.1       33.6
  First mortgage bonds, 8.01%, due 2017      28.0          -
  Note payable, 10.44%                          -       30.0
  Other long-term debt,
    6.1-8 7/8%, due 1998-2026                63.7       85.6
Less due within one year                     (4.7)      (7.2)
                                           ------     ------
Total long-term debt                       $685.4     $694.4
--------------------------------------------------------------


The aggregate amount of long-term debt maturing during 1998 is $4.7 million ($6.6 million in 1999; $9.6 million in 2000; $11.1 million in 2001; and $14.0 million in 2002). Substantially all Company electric and water plant is subject to the lien of the mortgages securing various first mortgage bonds.

At Dec. 31, 1997, subsidiaries of the Company had long-term bank lines of credit aggregating $20 million ($50 million at Dec. 31, 1996). Drawn portions on these lines of credit aggregate $4.5 million at Dec. 31, 1997 ($20 million at Dec. 31, 1996), and are included in subsidiary companies other long-term debt.

                                                                             45|

LEASING AGREEMENTS

ADESA leases three auction facilities which have five year lease terms ending 2000 and no renewal options. At the beginning of the fourth year of the lease term, in the event ADESA does not exercise its purchase option at an aggregate price of $26.5 million, ADESA has guaranteed any deficiency in sales proceeds the lessor realizes in disposing of the leased properties should the selling price fall below $25.7 million. ADESA is entitled to any excess sales proceeds over the option price. ADESA has guaranteed the payment of principal and interest on the lessor's indebtedness which consists of $25.7 million of 9.82% mortgage notes, due Aug. 1, 2000.

The Company leases other properties and equipment in addition to those listed above pursuant to operating and capital lease agreements with terms expiring through 2009. The aggregate amount of future minimum lease payments for capital and operating leases during 1998 is $13.5 million ($14.2 million in 1999; $7.4 million in 2000; $4.8 million in 2001; and $4.1 million in 2002). Total rent expense was $10 million in 1997 ($7.4 million in 1996; $1.6 million in 1995).


INCOME TAX EXPENSE

Income Tax Expense
Year Ended December 31            1997       1996       1995
--------------------------------------------------------------
                                           Millions
Continuing operations
  Current tax expense
    Federal                      $31.9      $23.6      $ 8.5
    Foreign                        3.1        1.7        0.6
    State                         10.0        6.1        4.2
                                 -----      -----      -----
                                  45.0       31.4       13.3
                                 -----      -----      -----
  Deferred tax expense (benefits)
    Federal                        4.8        0.3        6.8
    State                         (1.5)      (1.9)       0.3
                                 -----      -----      -----
                                   3.3       (1.6)       7.1
                                 -----      -----      -----
Change in valuation allowance     (0.4)      (8.2)     (18.4)
                                 -----      -----      -----
Deferred tax credits              (1.3)      (2.0)      (0.9)
                                 -----      -----      -----

Income tax for
  Continuing operations           46.6       19.6        1.1
  Discontinued operations            -          -        2.9
                                 -----      -----      -----

Total income tax expense         $46.6      $19.6      $ 4.0
--------------------------------------------------------------




Reconciliation of Taxes from
Federal Statutory Rate to
Total Income Tax Expense
Year Ended December 31          1997        1996        1995
--------------------------------------------------------------
                                          Millions
Tax computed at federal
  statutory rate                $43.5       $31.1      $24.0
Increase (decrease) in tax
  State income taxes, net of
    federal income tax benefit    5.6         2.9        3.5
  Change in valuation allowance  (0.4)       (8.2)     (18.4)
  Dividend received deduction    (2.0)       (1.9)      (2.3)
  Tax credits                    (2.2)       (1.9)      (1.9)
  Other                           2.1        (2.4)      (0.9)
                                -----       -----      -----
Total income tax expense        $46.6       $19.6      $ 4.0
--------------------------------------------------------------


Deferred Tax Assets
and Liabilities
December 31                                 1997        1996
--------------------------------------------------------------
                                                Millions
Deferred tax assets
  Contributions in aid of construction     $ 19.8     $ 18.8
  Lehigh basis difference                    15.3       23.6
  Deferred compensation plans                15.6       12.1
  Depreciation                               12.9       15.0
  Investment tax credits                     22.2       22.8
  Other                                      41.4       35.1
                                           ------     ------
    Gross deferred tax assets               127.2      127.4
Deferred tax asset valuation allowance       (0.3)      (0.7)
                                           ------     ------
    Total deferred tax assets               126.9      126.7
                                           ------     ------

Deferred tax liabilities
  Depreciation                              200.3      188.8
  Allowance for funds used
    during construction                      18.2       18.7
  Income from unconsolidated subsidiaries     7.7        5.4
  Investment tax credits                     31.3       32.6
  Other                                      20.7       30.1
                                           ------     ------
    Total deferred tax liabilities          278.2      275.6
                                           ------     ------
Accumulated deferred income taxes          $151.3     $148.9
--------------------------------------------------------------


TAX BENEFITS. The Company, through Lehigh, acquired the stock of Lehigh Corporation in a bargain purchase in 1991. The carried-over tax bases of the underlying assets exceeded the book bases assigned in purchase accounting. The Internal Revenue Code (IRC) limits the use of tax losses resulting from the higher tax basis.

SFAS 109, "Accounting for Income Taxes," was adopted on a prospective basis effective Jan. 1, 1993. Upon adoption, a valuation reserve was established for the entire amount of the tax benefits attributable to the bases differences and alternative minimum tax credits because, in management's

|46
judgment, realization of the tax benefits was not "more likely than not." This judgment was based on the unlikelihood of realizing the tax benefits due to the IRC restrictions in light of management's existing five year property disposal plan.

In 1995 based on a detailed analysis of projected cash flow, Lehigh implemented a business strategy which called for Lehigh to dispose of its remaining real estate assets with a specific view towards maximizing realization of the tax benefits. Accordingly, in 1995 the valuation reserve was reduced by $18.4 million. In 1996 the remaining $8.2 million valuation reserve was reversed as a result of the projected positive impact the 1996 Palm Coast acquisition would have on Lehigh's taxable income.

UNDISTRIBUTED EARNINGS. No provision has been made for taxes on $19.1 million of pre-1993 undistributed earnings of Capital Re, an investment accounted for under the equity method. Those earnings have been and are expected to continue to be reinvested. The Company estimates that $7.9 million of tax would be payable on the pre-1993 undistributed earnings of Capital Re if the Company should sell its investment. The Company has recognized the income tax impact on undistributed earnings of Capital Re earned since Jan. 1, 1993.

Undistributed earnings of the Company's foreign subsidiaries were approximately $6.6 million at Dec. 31, 1997 ($4.2 million at Dec. 31, 1996). Foreign undistributed earnings are considered to be indefinitely reinvested, and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of foreign undistributed earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax (subject to an adjustment, for foreign tax credits) and withholding taxes payable to Canada. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical due to the complexities associated with its hypothetical calculations; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $0.3 million would be payable upon remittance of all previously unremitted earnings at Dec. 31, 1997 ($0.2 million at Dec. 31, 1996).


EMPLOYEE STOCK AND INCENTIVE PLANS

EMPLOYEE STOCK OWNERSHIP PLAN. The Company sponsors an Employee Stock Ownership Plan (ESOP) with two leveraged accounts.

A 1989 leveraged ESOP account covers all eligible nonunion Minnesota and Wisconsin utility and corporate employees. The ESOP used the proceeds from a $16.5 million loan (15 year term at 9.125%), guaranteed by the Company, to purchase 600,000 shares of Company common stock on the open market. These shares fund an annual benefit of not less than 2% of participants' salaries.

A 1990 leveraged ESOP account covers Minnesota and Wisconsin utility and corporate employees who participated in the non-leveraged ESOP plan prior to August 1989. In 1990 the ESOP issued a $75 million note (term not to exceed 25 years at 10.25%) to the Company as consideration for 2.8 million shares of newly issued common stock. These shares are used to fund an annual benefit at least equal to the value of (a) dividends on shares held in the 1990 leveraged ESOP which are used to make loan payments, and (b) tax benefits obtained from deducting eligible dividends.

The loans will be repaid with dividends received by the ESOP and with employer contributions. ESOP shares acquired with the loans were initially pledged as collateral for the loans. The ESOP shares are released from collateral and allocated to participants based on the portion of total debt service paid in the year. The ESOP shares that collateralize the loans are not included in the number of average shares used to calculate basic and diluted earnings per share.


ESOP Compensation and
Interest Expense
Year Ended December 31          1997        1996        1995
--------------------------------------------------------------
                                          Millions
Interest expense                $1.1        $1.2        $1.3
Compensation expense             1.7         1.8         1.8
                                ----        ----        ----
Total                           $2.8        $3.0        $3.1
--------------------------------------------------------------

                                                                             47|

ESOP Shares
December 31                                 1997        1996
--------------------------------------------------------------
                                                Millions
Allocated shares                             1.8         1.8
Unreleased shares                            2.5         2.6
                                             ---         ---
Total ESOP shares                            4.3         4.4
--------------------------------------------------------------
Fair value of unreleased shares           $108.5       $71.9
--------------------------------------------------------------


EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan that permits eligible employees to buy up to $23,750 per year of Company common stock at 95% of the market price. At Dec. 31, 1997, 476,000 shares had been issued under the plan, and 168,000 shares were held in reserve for future issuance.

STOCK OPTION AND AWARD PLANS. The Company has an Executive Long-Term Incentive Compensation Plan and a Director Long-Term Stock Incentive Plan, both of which became effective in January 1996. The Executive Plan allows for the grant of up to 2.1 million shares of common stock to key employees of the Company. To date, these grants have taken the form of stock options, performance share awards and restricted stock awards. The Director Plan allows for the grant of up to 150,000 shares of common stock to nonemployee directors of the Company. Each nonemployee director receives an annual grant of 725 stock options and a biennial grant of performance shares equal to $10,000 in value of common stock at the date of grant.

Stock options are exercisable at the market price of common shares on the date the options are granted, and vest in equal annual installments over two years with expiration ten years from the date of grant. Performance shares are earned over multi-year time periods and are contingent upon the attainment of certain performance goals of the Company. Restricted stock vests once certain periods of time have elapsed.

The Company has elected to account for its stock-based compensation plans in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees," and accordingly, compensation expense has not been recognized for stock options granted. Compensation expense is recognized over the vesting periods for performance and restricted share awards based on the market value of the Company's stock, and was approximately $4 million in 1997 ($1 million in 1996). Pro forma net income and earnings per share under SFAS No. 123 "Accounting for Stock-Based Compensation" have not been presented because such amounts are not materially different from actual amounts reported. This may not be representative of the pro forma effects for future years if additional awards are granted.

In 1997 the Company granted approximately 244,000 stock options (127,000 in 1996), 26,000 performance share awards (74,000 in 1996), and 9,000 shares of restricted stock (24,000 in 1996). The average fair value of options granted was $6.54 ($6.76 in 1996). The average remaining contractual life of options outstanding at the end of 1997 was 8.7 years (9 years in 1996). In January 1998 the Company granted stock options to purchase approximately 185,000 shares of common stock and granted approximately 87,000 performance share awards.


PENSION PLANS AND BENEFITS

The Company's Minnesota and Wisconsin utility and corporate operations have noncontributory defined benefit pension plans covering eligible employees. Pension benefits are based on an employee's years of service and earnings. The Company makes contributions to the plans consistent with the funding requirements of employee benefit and tax law. Plan assets are invested primarily in publicly traded equity and fixed income securities. At Dec. 31, 1997, approximately 8% of plan assets were invested in Company common stock. Benefits under the Company's noncontributory defined benefit pension plan for Florida utility operations were frozen as of Dec. 31, 1996.

Pension Costs
Year Ended December 31          1997        1996        1995
--------------------------------------------------------------
                                          Millions

Service cost                    $ 3.6       $ 3.7      $ 4.3
Interest cost                    15.8        15.1       13.0
Actual return on assets         (51.1)      (21.2)     (34.5)
Net amortization and deferral    31.5         3.3       17.8
Amortization of early
  retirement cost                 4.8         4.7        2.0
                                -----       -----      -----
Net cost                        $ 4.6       $ 5.6      $ 2.6
--------------------------------------------------------------

|48

Pension Plans Funded Status
October 1                                   1997        1996
--------------------------------------------------------------
                                                Millions
Actuarial present value of benefit
  obligations
    Vested                                $(175.9)   $(173.2)
    Nonvested                               (12.1)      (6.6)
                                          -------    -------
Accumulated benefit obligation             (188.0)    (179.8)
Additional amounts related to
  future salary increases                   (30.8)     (25.7)
                                          -------    -------
Projected benefit obligation (PBO)         (218.8)    (205.5)
                                          -------    -------
Plan assets at fair value                   270.7      233.0
                                          -------    -------
Plan assets in excess of PBO                 51.9       27.5
Unrecognized net gain                       (64.4)     (40.9)
Unrecognized prior service cost               5.2        5.7
Unrecognized transition obligation            1.4        1.7
Unrecognized early retirement cost            2.8        7.5
                                          -------    -------
Pension asset (liability) included in
  other assets (liabilities)              $  (3.1)   $   1.5
--------------------------------------------------------------

Actuarial assumptions
  Discount rate                            7.75%        8.0%
  Average salary increases                  6.0%        6.0%
  Long-term rate of return on assets        9.0%        9.0%
--------------------------------------------------------------

BNI Coal and subsidiaries in Automotive and Water Services have defined contribution pension plans covering eligible employees. The aggregate annual pension cost for these plans was $2.1 million ($0.9 million in 1996 and in 1995).

POSTRETIREMENT  BENEFITS.  The  Company  provides  certain  health care and life insurance benefits for retired employees. Company policy is to fund postretirement benefit costs, through Voluntary Employee Benefit Association
(VEBA) trusts and an irrevocable grantor trust (IGT), as the amounts are collected in rates. Maximum tax deductible contributions are made to the VEBA trusts, with remaining funds placed in the IGT until such time as they become tax deductible. Funds in the IGT do not qualify as plan assets and are excluded from assets in the table below. Plan assets are invested primarily in publicly traded equity and fixed income securities. The regulatory asset for deferred postretirement benefits is being amortized in electric rates over a five year period which began in 1995.

Postretirement Benefit Costs
Year Ended December 31               1997         1996         1995
----------------------------------------------------------------------
                                                Millions

Service cost                        $ 2.6        $ 2.7        $ 2.6
Interest cost                         4.1          4.2          3.6
Actual return on assets              (3.1)        (1.0)        (0.1)
Net amortization and deferral         3.7          2.5          1.2
                                    -----        -----        -----
Postretirement benefit cost           7.3          8.4          7.3
Amortization of regulatory asset      2.7          2.7          2.0
                                    -----        -----        -----
Net cost                            $10.0        $11.1         $9.3
----------------------------------------------------------------------


Postretirement Benefit Plan
Funded Status
October 1                                   1997        1996
----------------------------------------------------------------
                                                Millions
Accumulated postretirement
  benefit obligation (APBO)
    Retirees                               $(28.1)    $(29.6)
    Fully eligible participants             (11.1)     (10.6)
    Other active participants               (11.4)     (13.0)
                                           ------     ------
APBO                                        (50.6)     (53.2)
Plan assets at fair value                    20.3       10.8
                                           ------     ------
APBO in excess of plan assets               (30.3)     (42.4)
Unrecognized gain                           (22.9)     (15.4)
Unrecognized transition obligation           34.7       38.3
                                           ------     ------
Postretirement liability included in
  other liabilities                        $(18.5)    $(19.5)
----------------------------------------------------------------

Actuarial assumptions
  Discount rate                             7.75%       8.0%
  Long-term rate of return on assets         9.0%       9.0%
----------------------------------------------------------------

The assumed health care cost trend rate used was 9.4%, gradually decreasing to an ultimate rate of 5.3% by 2002. A 1% increase in the assumed health care cost trend rate would result in a $4.6 million increase in the accumulated postretirement benefit obligations (APBO) and a $0.8 million increase in total service and interest costs.


QUARTERLY FINANCIAL DATA (UNAUDITED)

Information for any one quarterly period is not necessarily indicative of the results which may be expected for the year.

Quarter
Ended                     March 31  June 30  Sept. 30  Dec. 31
-----------------------------------------------------------------
                          Millions except earnings per share
1997
Operating revenue
  and income               $222.1   $230.4    $246.2    $254.9
Operating income            $26.4    $32.8     $40.3     $30.7
Net income                  $16.1    $18.7     $23.2     $19.6
Earnings available
  for common stock          $15.6    $18.2     $22.7     $19.1
Basic and diluted
  earnings per share
  of common stock           $0.52    $0.60     $0.73     $0.62
-----------------------------------------------------------------
1996
Operating revenue
  and income               $202.7   $208.5    $215.2    $220.6
Operating income            $28.8    $21.1     $21.7     $21.9
Net income                  $18.3    $14.8     $17.5     $18.6
Earnings available
  for common stock          $17.5    $14.2     $17.0     $18.1
Basic and diluted
  earnings per share
  of common stock           $0.61    $0.49     $0.58     $0.60
-----------------------------------------------------------------

                                                                             49|

DEFINITIONS

These abbreviations or acronyms are used throughout this document.

Abbreviations
or Acronyms           Term
-----------------     ----------------------------------------------------------

ADESA                 ADESA Corporation
AFC                   Automotive Finance Corporation
APB                   Accounting Principles Board
Americas' Water       Americas' Water Services Corporation
BNI Coal              BNI Coal, Ltd.
Capital Re            Capital Re Corporation
CIP                   Conservation Improvement Programs
Company               Minnesota Power & Light Company and its Subsidiaries
DRIP                  Dividend Reinvestment and Stock Purchase Plan
ESOP                  Employee Stock Ownership Plan
ESPP                  Employee Stock Purchase Plan
FASB                  Financial Accounting Standards Board
FERC                  Federal Energy Regulatory Commission
Florida Water         Florida Water Services Corporation
FPSC                  Florida Public Service Commission
Great Rigs            Great Rigs Incorporated
Heater                Heater Utilities, Inc.
ISI                   Instrumentation Services, Inc.
kWh                   Kilowatthour(s)
LaGrange              LaGrange Waterworks Corporation
Lehigh                Lehigh Acquisition Corporation
Minnesota Power       Minnesota Power & Light Company and its Subsidiaries
MP Enterprises        Minnesota Power Enterprises, Inc.
MP Telecom            Minnesota Power Telecom, Inc.
MP Water              MP Water Resources Group, Inc.
Resources
MPUC                  Minnesota Public Utilities Commission
MW                    Megawatt(s)
NCUC                  North Carolina Utilities Commission
Note ___              Note ___ to the consolidated financial statements in the
                      Minnesota Power 1997 Annual Report
PSCW                  Public Service Commission of Wisconsin
QUIPS                 Quarterly Income Preferred Securities
SFAS                  Statement of Financial
                      Accounting Standards No.
Square Butte          Square Butte Electric Cooperative
SWL&P                 Superior Water, Light and
                      Power Company
U.S. Maintenance      U.S. Maintenance and Management
and Management        Services Corporation



|50